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As filed with the Securities and Exchange Commission on July 16, 2004

Registration No. 333-115331

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RIGHTNOW TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Number)	81-0503640 (I.R.S. Employer Identification No.)

40 Enterprise Boulevard Bozeman, Montana 59718-9300 (406) 522-4200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Greg R. Gianforte
Chief Executive Officer
RightNow Technologies, Inc.
40 Enterprise Boulevard
Bozeman, Montana 59718-9300
(406) 522-4200
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
John W. Manning, Esq. Dorsey & Whitney LLP 507 Davidson Building 8 Third Street North Great Falls, Montana 59401 (406) 727-3632	Ellen S. Bancroft, Esq. Parker A. Schweich, Esq. Dorsey & Whitney LLP 38 Technology Drive Irvine, California 92618 (949) 932-3600	Brooks Stough, Esq. Anthony J. McCusker, Esq. Kevin C. Gibson, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 155 Constitution Drive Menlo Park, California 94025 (650) 321-2400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common Stock, par value $0.001 per share	7,590,000	$11.00	$83,490,000	$10,579

(1)
Includes 990,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)
$7,602 has been previously paid. $2,977 is being paid herewith.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued July 16, 2004

6,600,000 Shares

COMMON STOCK

RightNow Technologies, Inc. is offering 6,000,000 shares of its common stock and the selling stockholder is offering 600,000 shares. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

We have applied to list our common stock on the Nasdaq National Market under the symbol "RNOW."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

PRICE $     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to RightNow Technologies	Proceeds to Selling Stockholder
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholder have granted the underwriters the right to purchase up to an additional 990,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on               , 2004.

MORGAN STANLEY	THOMAS WEISEL PARTNERS LLC
ADAMS HARKNESS	D.A. DAVIDSON & CO.

                           , 2004

RightNow Benefits:

- Reductions in e-mail and call volume
- Enhanced quality of customer service
- Knowledge of customer trends and preferences
- Lower total cost of ownership through hosted solutions

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

        Until            , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States:    Neither we, the selling stockholder nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. You should carefully consider, among other things, the matters discussed in "Risk Factors."

RIGHTNOW TECHNOLOGIES, INC.

        We are a leading provider of on-demand software solutions designed to optimize customer service operations for businesses of all sizes. Our comprehensive customer service solution features a self-learning knowledgebase to ensure accurate and consistent interactions with customers. Our solution is designed to seamlessly support multiple communications channels, including web, interactive voice, e-mail, chat, telephone and proactive outbound e-mail communications, creating a comprehensive record of customer interactions. We offer our solutions through a multi-tenant, hosted on-demand model that reduces the cost and risk associated with deploying traditional enterprise customer relationship management, or CRM, software. To increase the satisfaction and loyalty of our clients, we provide value added services such as business process optimization and product tune-ups throughout the lifecycle of our relationship with our clients.

        Since 1998, we have achieved 26 consecutive quarters of sequential revenue growth, but we achieved our initial quarters of profitability in the quarters ended March 31 and June 30, 2004. For the six months ended June 30, 2004, our total revenue was $27.6 million, as compared to $16.1 million during the same period in 2003. As of June 30, 2004, we had more than 1,100 active clients, including large, medium and small enterprises. Our on-demand clients serviced more than 212 million customer interactions, or unique sessions hosted by our solutions, directly through our customer service solutions for the six months ended June 30, 2004, as compared to 109 million customer interactions in the same period in 2003.

        We believe the emergence of on-demand application services has the potential to transform the enterprise application software industry, enabling faster deployment, higher return-on-investment and lower total cost of ownership. On-demand application services are accessed over existing Internet architectures through Internet web browsers in a secure and scalable manner, greatly simplifying the application delivery process, compared to traditional enterprise software that is implemented and deployed on-site within an organization's internal information technology, or IT, environment. We believe the on-demand model expands the addressable market opportunity for many enterprise software applications by making them more affordable for divisions of large corporations, middle-market companies and small businesses. The market for on-demand application services is projected to grow from $665 million in 2003 to $3.6 billion in 2008, a compounded annual growth rate of 41%, according to a May 2004 report by International Data Corporation, or IDC, an independent market research firm.

        Our solution is focused on the market for customer service applications. According to a March 2004 report by IDC, the customer service and contact center applications market accounted for $2.6 billion, or 36%, of the $7.2 billion CRM applications market in 2003. We believe that customer service applications are strategically important to businesses because they play a critical role in cost-effectively improving customer satisfaction and can serve as a comprehensive record of customer interactions and integrate with other systems to create a single view of the customer. We also believe customer service organizations have a significantly greater and more diverse level of customer interaction compared to sales and marketing organizations, and therefore require more robust solutions. Furthermore, we believe businesses have an opportunity to use their customer service applications to proactively anticipate and solve customer problems and drive revenue through cross-selling and up-selling, rather than simply providing reactive customer service.

        We believe our on-demand CRM solutions provide our clients with the following benefits:

  •
  Reduced cost of customer service.    Our solutions help our clients achieve significant reductions in the cost of customer service by improving the efficiency and effectiveness of their customer service organizations, often leading to a reduction in the number of telephone inquiries, inbound e-mails and customer service representatives. Furthermore, our on-demand solutions provide lower total cost of ownership as compared to traditional enterprise applications by reducing required IT investments and staff.

  •
  Enhanced quality of customer service.    Our solutions enable businesses to track and analyze customer interactions across multiple communications channels, enabling enhanced customer service and creating a single view of the customer. Our self-learning knowledgebase provides customer service organizations with real-time access to relevant information to offer effective self-service, better assist their customers, deliver more consistent answers and provide higher customer service levels.

  •
  Increased flexibility and control.    We offer clients the flexibility to choose from multiple software licensing and deployment options. We provide both term and perpetual licensing options with each option available either as a hosted on-demand solution or as a non-hosted, on-site implementation. In addition, our solution allows for high levels of configurability and ease of integration with other enterprise applications. Our comprehensive hosting management and automated upgrade systems enable our clients to choose, schedule and test upgrades, and monitor their customer service applications.

  •
  Reduced deployment and lifecycle risks.    Our solutions can be quickly deployed and updated, reducing the risks of lengthy and complex implementations typically associated with traditional enterprise software applications. We also provide comprehensive services throughout the lifecycle of our relationship with our clients to help them adopt best practices and achieve improvements in their customer service levels.

  •
  Improved knowledge of customer trends and preferences.    Because our solutions provide a comprehensive record of customer interactions, our clients can gain a better understanding of their customers' interests, concerns and preferences. Our solutions leverage advanced intelligence capabilities to help our clients increase sales and marketing opportunities and enhance product development efforts.

        We plan to enhance our market position by:

  •
  Remaining intensely focused on our clients' success;

  •
  Continuing our leadership in on-demand application services;

  •
  Increasing our penetration within our existing client base;

  •
  Expanding our client base; and

  •
  Extending our CRM product and service offerings.

        We were incorporated in Montana in September 1995 and reincorporated in Delaware in August 2000. Our principal executive offices are located at 40 Enterprise Boulevard, Bozeman, Montana 59718-9300, and our telephone number is (406) 522-4200. Our web site is located at http://www.rightnow.com. Information contained on, or that can be accessed through, our web site does not constitute a part of this prospectus.

THE OFFERING

Common stock offered:
By RightNow Technologies	6,000,000 shares
By the selling stockholder	600,000 shares
Total	6,600,000 shares
Common stock to be outstanding after this offering	28,485,890 shares
Use of proceeds
We expect to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	RNOW

        The number of shares of common stock to be outstanding immediately after the offering is based on 22,485,890 shares outstanding as of June 30, 2004, and does not include:

  •
  5,300,885 shares of common stock issuable upon exercise of outstanding options as of June 30, 2004 at a weighted average exercise price of $2.15 per share;

  •
  1,022,122 shares of common stock available for future grant under our 1998 Long-Term Incentive and Stock Option Plan;

  •
  3,500,000 shares of common stock available for future grant under our 2004 Equity Incentive Plan, subject to certain automatic annual increases;

  •
  750,000 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan, subject to certain automatic annual increases; and

  •
  115,221 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $4.50 per share.

        Except as otherwise indicated, the information in this prospectus reflects the number of shares outstanding on June 30, 2004 and (a) gives effect to a two-for-three reverse stock split which was effected on July 14, 2004; and (b) assumes:

  •
  an initial public offering price of $10.00 per share;

  •
  the conversion of all outstanding shares of our preferred stock into 7,265,444 shares of common stock upon the closing of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following tables provide summary consolidated financial data and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue	$2,025	$11,307	$21,007	$26,941	$35,879	$16,051	$27,619
Cost of revenue	389	3,791	5,971	6,435	9,003	4,063	6,098
Gross profit	1,636	7,516	15,036	20,506	26,876	11,988	21,521
Total operating expenses	4,113	27,770	30,607	22,898	30,242	13,578	20,666
Income (loss) from operations	(2,477)	(20,254)	(15,571)	(2,392)	(3,366)	(1,590)	855
Net income (loss)	(2,445)	(19,647)	(15,342)	(2,749)	(4,120)	(1,745)	714
Earnings (loss) per share(1):
Basic	$(0.18)	$(1.42)	$(1.10)	$(0.19)	$(0.28)	$(0.12)	$0.05
Diluted	(0.18)	(1.42)	(1.10)	(0.19)	(0.28)	(0.12)	0.03
Pro forma					(0.19)		0.03
Shares used in the computation(1):
Basic	13,576	13,810	14,006	14,284	14,560	14,396	15,012
Diluted	13,576	13,810	14,006	14,284	14,560	14,396	25,582
Pro forma					21,825		25,582
	June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,912	$8,912	$63,362
Working capital (deficit)	(9,256)	(9,256)	45,194
Total assets	37,593	37,593	92,043
Deferred revenue	40,777	40,777	40,777
Long-term debt, less current portion	1,377	1,377	1,377
Redeemable convertible preferred stock	32,446	—	—
Total stockholders' deficit	(44,782)	(12,336)	42,114

(1)
See Note 1 of Notes to Consolidated Financial Statements for an explanation of the calculation of basic and diluted net income (loss) per share and pro forma basic and diluted net income (loss) per share, and for an explanation of the determination of the number of weighted average shares used for such calculations.

        The pro forma information in the above tables assumes conversion of all outstanding shares of our preferred stock into 7,265,444 shares of common stock upon the closing of this offering. The pro forma as adjusted information in the above consolidated balance sheet data table is adjusted to reflect the sale of 6,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $10.00 per share, after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial also may impair our business operations.

Risks Related to Our Business

        Although we recently experienced our first two quarters of profitability, we may not be able to sustain or increase our profitability in the future.

        Although we achieved our initial quarters of profitability in the quarters ended March 31 and June 30, 2004, we may not be able to continue to achieve profitability and have historically incurred significant operating losses in all other prior periods. We incurred net losses of approximately $4.1 million in 2003, $2.7 million in 2002 and $15.3 million in 2001. As of June 30, 2004, we had an accumulated deficit of approximately $43.7 million. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses as we expand our operations and, as a result, we will need to generate significant revenue to maintain profitability. Even if we continue to achieve profitability, we may not be able to increase profitability on a quarterly or annual basis in the future which may cause the price of our stock to decline.

        Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our stock price to decline.

        Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section:

  •
  our ability to retain and increase sales to existing clients, attract new clients and satisfy our clients' requirements;

  •
  changes in the volume and mix of term and perpetual licenses sold in a particular quarter;

  •
  our policy of expensing sales commissions at the time of invoice, while the majority of our revenue is recognized ratably over future periods;

  •
  changes in the mix of revenue between professional services and software, hosting and support;

  •
  the timing and success of new product introductions or upgrades by us or our competitors;

  •
  changes in our pricing policies or those of our competitors;

  •
  the amount and timing of expenditures related to expanding our operations;

  •
  changes in the payment terms for our products and services; and

  •
  the purchasing and budgeting cycles of our clients.

        Because the sales cycle for the evaluation and implementation of our solutions typically ranges from 60 to 180 days, we may also experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Moreover, because the majority of our clients purchase term licenses, and we recognize revenue from these licenses over the term of the agreement, downturns or upturns in sales may not be immediately reflected in our operating results. Most of our expenses, such as salaries and third-party hosting co-location costs, are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

        Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

        If our efforts to enhance existing solutions, introduce new solutions or expand the applications for our products and solutions to broader CRM markets do not succeed, our ability to grow our business will be adversely affected.

        Approximately 90% of our revenue is derived from RightNow Service, a suite of solutions used to optimize customer service operations. If we are unable to successfully develop and sell new and enhanced versions of RightNow Service, or introduce new products and solutions for the customer service market, our financial performance will suffer. Although to date we have focused our business on providing solutions for customer service operations, we plan to expand our solution offerings to broader segments of the CRM market. Our efforts to expand beyond the customer service market may not be successful because certain of our competitors have far greater experience and brand recognition in the broader segments of the CRM market. In addition, our efforts to expand our on-demand software solutions beyond the customer service market may divert management resources from our existing operations and require us to commit significant financial resources to a market where we are unproven, which may harm our business, financial condition and results of operations.

        We face intense competition, and our failure to compete successfully could make it difficult for us to add and retain clients and could reduce or impede the growth of our business.

        The market for customer service solutions is highly competitive and fragmented, and is subject to rapidly changing technology, shifting client requirements, frequent introductions of new products and services, and increased marketing activities of other industry participants. We expect the intensity of competition to increase in the future as existing competitors continue to develop their capabilities, as new companies enter our market and as we expand into broader CRM markets. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to add and retain clients, and our business, financial condition and results of operations will be seriously harmed.

        We face competition from:

  •
  companies currently providing customer service solutions, some of whom offer hosted services, including Amdocs Limited, BMC Software Corporation, E.piphany, Inc., eGain Communications Corporation, FrontRange Solutions, Inc., IBM Corporation, Kana Software, Inc., Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc., SAP AG, salesforce.com, inc. and Siebel Systems, Inc.;

  •
  CRM systems that are developed and maintained internally by businesses;

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  CRM products or services that are developed, or bundled with other products or services, and installed on a client's premises by software vendors;

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  outsourced contact center providers who bundle solutions and agent labor in their service offerings; and

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  new companies entering the CRM software market, the on-demand applications market and the on-demand CRM market, or expanding from any one of these markets to the others.

        Many of our current and potential competitors have longer operating histories and larger presence in the general CRM market, greater name recognition, access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, such competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or client requirements or devote greater resources to the promotion and sale of their products and services than we can. To the extent our competitors have an existing relationship with a potential client, that client may be unwilling to switch vendors due to the time and financial commitments already made with our competitors.

        In addition, many of our current and potential competitors have established or may establish business, financial or strategic relationships among themselves or with existing or potential clients, alliance partners or other third parties, or may combine and consolidate to become more formidable competitors with better resources. We also expect that new competitors, such as enterprise software vendors and online service providers that have traditionally focused on enterprise resource planning or back office applications, will continue to enter the on-demand CRM market with competing products as the on-demand CRM market develops and matures. It is possible that these new competitors could rapidly acquire significant market share.

        The market for our on-demand application services is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.

        The market for on-demand application services is at an early stage of development, and it is uncertain whether these application services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand application services in general and for on-demand customer service applications in particular. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand application services. While we have supported and continue to support traditional on-site deployment of our software applications, widespread market acceptance of our on-demand software solutions is critical to the success of our business. Other factors that may affect the market acceptance of our solutions include:

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  on-demand security capabilities and reliability;

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  concerns with entrusting a third party to store and manage critical customer data;

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  our ability to meet the needs of broader segments of the CRM market or other on-demand markets;

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  the level of customization we offer;

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  our ability to continue to achieve and maintain high levels of client satisfaction;

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  concerns with purchasing critical CRM solutions from a company with a history of operating losses that only recently turned profitable; and

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  the price, performance and availability of competing products and services.

        If businesses do not perceive the benefits of our on-demand solutions, then the market for these solutions may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business, financial condition and results of operations.

        Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our client base and achieve broader market acceptance of our solutions.

        Increasing our client base and achieving broader market acceptance of our solutions will depend to a significant extent on our ability to expand our sales and marketing operations. We plan to continue to expand our direct sales force and engage additional third-party channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a corresponding significant increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our third-party channel partners if we are unable to attract and retain additional motivated channel partners, if any existing or future channel partners fail to successfully market, resell, implement or support our solutions for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support competing products and services.

        The majority of our solutions are sold pursuant to term license agreements, and if our existing clients elect not to renew their licenses or to renew their licenses on terms less favorable to us, our business, financial condition and results of operations will be adversely affected.

        The majority of our solutions are sold pursuant to term license agreements that are subject to renewal every two years or less and our clients have no obligation to renew their licenses. Because a large portion of our clients are in their first or second terms, we are not able to consistently and accurately predict future renewal rates. Our clients' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our solutions, their ability to continue their operations or invest in customer service, or the availability and pricing of competing products. If large numbers of existing clients do not renew their licenses, or renew their licenses on terms less favorable to us, and if we cannot replace or supplement those non-renewals with new licenses generating the same or greater level of revenue, our business, financial condition and results of operations will be adversely affected.

        We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

        We have substantially expanded our overall business, headcount and operations in recent periods. We have increased our total number of full-time employees to 354 at June 30, 2004 from 208 at June 30, 2002. To achieve our business objectives, we will need to continue to expand our business at a rapid pace. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We anticipate that this expansion will require substantial management effort and significant additional investment in our infrastructure. If we are unable to successfully manage our growth, our business, financial condition and results of operations will be adversely affected.

        Part of the challenge that we expect to face in the course of our expansion is to maintain the high level of customer service to which our clients have become accustomed. To date, we have focused on providing personalized account management and customer service on a frequent basis to ensure our clients are effectively leveraging the capabilities of our solution. We believe that much of our success to date has been the result of high client satisfaction, attributable in part to this focus on client service. To the extent our client base grows, we will need to expand our account management, client service and other personnel in order to enable us to continue to maintain high levels of client service and satisfaction. If we are not able to continue to provide high levels of client service, our reputation, as well as our business, financial condition and results of operations, could be harmed.

        If there are interruptions or delays in our hosting services through third-party error, our own error or the occurrence of unforeseeable events, delivery of our solutions could become impaired, which could harm our relationships with clients and subject us to liability.

        As of June 30, 2004, approximately 85% of our clients were using our hosting services for deployment of our software applications. We provide our hosting services through computer hardware that we own and that is currently located in third-party web hosting co-location facilities maintained and operated in California and New Jersey. We do not maintain long-term supply contracts with either of our co-location providers, and neither provider guarantees that our clients' access to hosted solutions will be uninterrupted, error-free or secure. Our operations depend on our co-location providers' ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our back-up computer hardware and systems located in our Montana headquarters have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring simultaneously at both the California and New Jersey co-location facilities. In the event that our co-location facility arrangements were terminated, or there was a lapse of service or accidental or willful damage to such facilities, we could experience lengthy interruptions in our hosting service as well as delays and/or additional expense in arranging new facilities and services. Any or all of these events could cause our clients to lose access to their important data. In addition, the failure by our third-party co-location facilities to meet our capacity requirements could result in interruptions in our service or impede our ability to scale our operations.

        We architect the system infrastructure and procure and own the computer hardware used at our hosting co-location facilities. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our clients' service to their customers. Any interruptions or delays in our hosting services, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with clients and our reputation. This in turn could reduce our revenue, subject us to liability, cause us to issue credits or pay penalties or cause clients to fail to renew their licenses, any of which could adversely affect our business, financial condition and results of operations. In the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

        If the security of our clients' confidential information contained in our systems or stored by use of our software is breached or otherwise subjected to unauthorized access, our hosting service or our software may be perceived as not being secure and clients may curtail or stop using our hosting service and our solutions.

        Our hosting systems and our software store and transmit proprietary information and critical data belonging to our clients and their customers. Any accidental or willful security breaches or other unauthorized access could expose us to a risk of information loss, litigation and other possible liabilities. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our clients' data, our relationships with clients and our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we and our third-party hosting co-location facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

        We have significant international sales and are subject to risks associated with operating in international markets.

        International sales comprised 29% and 26% of our revenue for the first two quarters of 2004, respectively, and ranged from 18% to 33% of our revenue in each of the quarters during the year ended December 31, 2003. We intend to continue to pursue and expand our international business activities. Adverse political and economic conditions could make it difficult for us to increase our international sales or to operate abroad. International operations are subject to many inherent risks, including:

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  political, social and economic instability, including conflicts in the Middle East and elsewhere abroad, terrorist attacks and security concerns in general;

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  adverse changes in tariffs and other protectionist laws and business practices that favor local competitors;

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  fluctuations in currency exchange rates;

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  longer collection periods and difficulties in collecting receivables from foreign entities;

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  exposure to different legal standards and burdens of complying with a variety of foreign laws, including employment, tax, privacy and data protection laws and regulations;

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  reduced protection for our intellectual property in some countries;

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  expenses associated with localizing products for foreign countries, including translation into foreign languages; and

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  import and export license requirements and restrictions of the United States and each other country in which we operate.

        We believe that international sales will continue to represent a significant portion of our revenue for the foreseeable future, and that continued growth will require further expansion of our international operations. A substantial percentage of our international sales are denominated in the local currency. As a result, an increase in the relative value of the dollar could make our products more expensive and potentially less price competitive in international markets. We typically do not engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations. Any of these factors may adversely affect our future international sales and, consequently, affect our business, financial condition and results of operations.

        If we fail to respond effectively to rapidly changing technology and evolving industry standards, particularly in the on-demand CRM industry, our solutions may become less competitive or obsolete.

        The CRM industry is characterized by rapid technological advances, changes in client requirements, frequent new product and service introductions and enhancements, changes in protocols and evolving industry standards. Our hosted business model and the on-demand CRM market are relatively new and may evolve even more rapidly than the rest of the CRM market. Competing products and services based on new technologies or new industry standards may perform better or cost less than our solutions and could render our solutions less competitive or obsolete. In addition, because our solutions are designed to operate on a variety of network hardware and software platforms using a standard Internet web browser, we will need to continuously modify and enhance our solutions to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies and to integrate with our clients' systems as they change and evolve. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. If we are unable to successfully develop and market new and enhanced solutions that respond in a timely manner to changing technology and evolving industry standards, and if we are unable to satisfy the diverse and evolving technology needs of our clients, our business, financial condition and results of operations will suffer.

        Our failure to attract and retain qualified or key personnel may prevent us from effectively developing, marketing, selling, integrating and supporting our products.

        Our success and future growth depends to a significant degree upon the skills, experience, performance and continued service of our senior management, engineering, sales, marketing, service, support and other key personnel. Specifically, we believe that our future success is highly dependent on Greg Gianforte, our founder, Chairman and Chief Executive Officer. In addition, we do not have employment agreements with any of our senior management or key personnel that require them to remain our employees and, therefore, they could terminate their employment with us at any time without penalty. If we lose the services of Mr. Gianforte or any of our other key personnel, our business will be severely disrupted and we may be unable to operate effectively. We do not maintain "key person" life insurance policies on any of our key employees except Mr. Gianforte. This life insurance policy would not be sufficient to compensate us for the loss of his services. Our future success also depends in large part upon our ability to attract, train, integrate, motivate and retain highly skilled employees, particularly sales, marketing and professional services personnel, software engineers, product trainers, and senior personnel. Competition for these personnel is intense, especially for engineers with high levels of expertise in designing and developing software and for senior sales executives. Moreover, Bozeman, Montana, the location of our headquarters, is not traditionally considered a technology center, which could result in difficulty attracting qualified personnel.

        If our solutions fail to perform properly or if they contain technical defects, our reputation will be harmed, our market share would decline and we could be subject to product liability claims.

        Our software products may contain undetected errors or defects that may result in product failures or otherwise cause our products to fail to perform in accordance with client expectations. Because our clients use our products for important aspects of their business, any errors or defects in, or other performance problems with, our products could hurt our reputation and may damage our clients' businesses. If that occurs, we could lose future sales, or our existing clients could elect to not renew or to delay or withhold payment to us which could result in an increase in our provision for doubtful accounts and an increase in collection cycles for accounts receivable. Clients also may make warranty claims against us, which could result in the expense and risk of litigation. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources. If one or more of our products fails to perform or contains a technical defect, a client may assert a claim against us for substantial damages, whether or not we are responsible for the product failure or defect. We do not currently maintain any warranty reserves.

        Product liability claims could require us to spend significant time and money in litigation or to pay significant settlements or damages. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may not be sufficient to cover liabilities resulting from such product liability claims. Also, our insurer may disclaim coverage. Our liability insurance also may not continue to be available to us on reasonable terms, in sufficient amounts, or at all. Any product liability claims successfully brought against us would cause our business to suffer.

        If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

        Our success depends to a significant degree upon the protection of our software and other proprietary technology rights. We rely on trade secret, copyright and trademark laws, patents and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights or the reverse engineering of our solutions. We may not be able to obtain any further patents or trademarks, and our pending applications may not result in the issuance of patents or trademarks. Any of our issued patents may not be broad enough to protect our proprietary rights or could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and may afford little or no effective protection of our proprietary technology. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could diminish international sales or require costly efforts to protect our technology. Policing the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

        Our product development efforts may be constrained by the intellectual property of others, and we may become subject to claims of intellectual property infringement, which could be costly and time-consuming.

        The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights, and by frequent litigation based upon allegations of infringement or other violations of intellectual property rights. As we seek to extend our CRM product and service offerings, we may be constrained by the intellectual property of others. We have in the past been named as a defendant in lawsuits alleging intellectual property infringement, and we may again in the future have to defend against intellectual property lawsuits. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause product development delays, or require us to enter into royalty or licensing agreements. If any of our products violate third-party proprietary rights, we may be required to re-engineer our products or seek to obtain licenses from third parties, which may not be available on reasonable terms or at all. Because many of our license agreements require us to indemnify our clients from any claim or finding of intellectual property infringement, any such litigation or successful infringement claims could adversely affect our business, financial condition and results of operations. Any efforts to re-engineer our products, obtain licenses from third parties on favorable terms or license a substitute technology may not be successful and, in any case, may substantially increase our costs and harm our business, financial condition and results of operations. Further, our software products contain open source software components that are licensed to us under various public domain licenses, such as the GNU General Public License. While we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses and therefore the potential impact of such terms on our business is somewhat unknown. Use of open source standards also may make us more vulnerable to competition because the public availability of open source software could make it easier for new market entrants and existing competitors to introduce similar competing products quickly and cheaply.

        Future acquisitions could disrupt our business and harm our financial condition and results of operations.

        In order to expand our addressable market, we may decide to acquire additional businesses, products and technologies. We have not made any acquisitions to date, and therefore our ability as an organization to make acquisitions is unproven. Acquisitions could require significant capital infusions and could involve many risks, including, but not limited to, the following:

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  an acquisition may negatively impact our results of operations because it may require incurring large one-time charges, substantial debt or liabilities; it may require the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets; or it may cause adverse tax consequences, substantial depreciation or deferred compensation charges;

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  we may encounter difficulties in assimilating and integrating the business, technologies, products, personnel or operations of companies that we acquire, particularly if key personnel of the acquired company decide not to work for us;

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  our existing and potential clients and the customers of the acquired company may delay purchases due to uncertainty related to an acquisition;

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  an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

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  the acquired businesses, products or technologies may not generate sufficient revenue to offset acquisition costs;

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  we may have to issue equity securities to complete an acquisition, which would dilute our stockholders and could adversely affect the market price of our common stock; and

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  acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience.

        We cannot assure you that we will be able to identify or consummate any future acquisitions on favorable terms, or at all. If we do pursue any acquisitions, it is possible that we may not realize the anticipated benefits from the acquisitions or that the financial markets or investors will negatively view the acquisitions. Even if we successfully complete an acquisition, it could adversely affect our business, financial condition and results of operations.

        We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

        We may require additional capital to respond to business challenges, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure, fund expansion, respond to competitive pressures and acquire complementary businesses, products and technologies. Absent sufficient cash flow from operations, we may need to engage in equity or debt financings to secure additional funds to meet our operating and capital needs. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need such funding. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital, to pay dividends and to pursue business opportunities, including potential acquisitions. In addition, if we decide to raise funds through debt or convertible debt financings, we may be unable to meet our interest or principal payments.

        Changes in the accounting treatment of stock options could adversely affect our results of operations.

        The Financial Accounting Standards Board has recently announced its tentative decision to require companies to expense employee stock options in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, for financial reporting purposes, effective in 2005 ("SFAS 123"). Such stock option expensing would require us to value our employee stock option grants pursuant to a binomial valuation formula, and then amortize that value against our reported earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the disclosure-only alternative of SFAS 123. If we are required to expense employee stock options in the future, this change in accounting treatment would materially and adversely affect our reported results of operations as the stock-based compensation expense would be charged directly against our reported earnings. For an illustration of the effect of such a change on our recent results of operations, see Note 1(q) of Notes to Consolidated Financial Statements. Participation by our employees in our employee stock purchase plan may trigger additional compensation charges if the proposed amendments to SFAS 123 are adopted.

Risks Related to Our Industry

        The success of our products and our hosted business depends on the continued growth and acceptance of the Internet as a business and communications tool, and the related expansion of the Internet infrastructure.

        The future success of our products and our hosted business depends upon the continued and widespread adoption of the Internet as a primary medium for commerce, communication and business applications. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as "viruses," "worms" and other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity.

        Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy, the solicitation, collection, processing or use of personal or consumer information, the use of the Internet as a commercial medium and the use of e-mail for marketing or other consumer communications. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or for sending commercial

e-mail. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in a decline in the use of the Internet and the viability of Internet- based services such as ours and reduce the demand for our products, particularly our RightNow Outbound solution.

        The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected.

        Privacy concerns and laws or other domestic or foreign regulations may adversely affect our business or reduce sales of our solutions.

        Businesses using our solutions collect personal information regarding their customers when those customers contact them with customer service inquiries. A valuable component of our solutions is their ability to allow our clients to use and analyze their customers' information to increase sales, marketing and up-sell or cross-sell opportunities. Federal, state and foreign government bodies and agencies, however, have adopted and are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our clients may limit the use and adoption of this component of our solutions and reduce overall demand for our solutions. Furthermore, even where a client desires to make full use of these features in our solutions, privacy concerns may cause our clients' customers to resist providing the personal data necessary to allow our clients to use our solutions most effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market acceptance of our products. For example, regulations such as the Gramm-Leach-Bliley Act, which protects and restricts the use of consumer credit and financial information, and the Children's Online Privacy Protection Act of 1998, which restricts the ability of companies to collect personal information online from children under the age of 13 without their parents' consent, impose significant requirements and obligations on businesses that may affect the use and adoption of our solutions by existing and potential clients.

        The European Union has also adopted a directive that requires member states to impose restrictions on the collection and use of personal data that are far more stringent, and impose more significant burdens on subject businesses, than current privacy standards in the United States. All of these domestic and international legislative and regulatory initiatives may adversely affect our clients' ability to collect and/or use demographic and personal information from their customers, which could reduce demand for our solutions.

        In addition to government activity, privacy advocacy groups and the technology and direct marketing industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the gathering of profiling information were to be curtailed in this manner, customer service CRM solutions would be less effective, which would reduce demand for our solutions and harm our business.

        Non-solicitation concerns, laws or regulations may adversely affect our clients' ability to perform outbound marketing and other e-mail communications, which could reduce sales of our solutions.

        In January 2004, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, became effective. The CAN-SPAM Act regulates the transmission and content of commercial e-mails and, among other things, obligates the sender of such e-mails to provide recipients with the ability to opt-out of receiving future e-mails from the sender, and establishes penalties for the transmission of e-mail messages which are intended to deceive the recipient as to source or content. Many state legislatures also have adopted laws that impact the delivery of commercial e-mail, and laws that regulate commercial e-mail practices are being developed or adopted in many of the international jurisdictions in which we do business, including Europe and Australia. In addition, Internet service providers and licensors of software products have introduced a variety of systems and products to filter out certain types of commercial e-mail, without any common protocol to determine whether the recipient desired to receive the e-mail being blocked. As a result, it is difficult for us to determine in advance whether or not e-mails generated by our clients using our solutions will be permitted by spam filters to reach the intended recipients.

        Our recently introduced RightNow Outbound solution specifically serves the market for mass distribution marketing and other e-mail communications. The increasing regulation of e-mail delivery, both domestically and internationally, and the spam filtering practices of Internet service providers and e-mail users generally, will place significant additional burdens on our clients who have outbound communication programs, and may cause those clients to substantially change their outbound communications programs or abandon them altogether. The concerns and legal requirements surrounding non-solicitation and compliance with the CAN-SPAM Act and other laws may reduce sales of our RightNow Outbound solution, may make it necessary to redesign our RightNow Outbound solution to make it easier for our clients to conform to the requirements of the CAN-SPAM Act and other laws and standards, which would increase our expenses, or may make it necessary for us to redefine the market for and use of our RightNow Outbound solution, which could reduce our revenue.

  Risks Related to This Offering

        The significant control over stockholder voting matters and our office leases that may be exercised by our founder and Chief Executive Officer will limit your ability to influence corporate actions and may require us to find alternative office space to lease or buy in the future.

        After this offering, Greg Gianforte, our founder and Chief Executive Officer, will control approximately 44.8% of our outstanding common stock and, together with our other officers and directors, will control approximately 68.8% of our outstanding stock. In addition, none of the shares of common stock held by Mr. Gianforte are subject to vesting restrictions. As a result, Mr. Gianforte, acting alone, will be able to control all matters requiring stockholder approval, including the election of directors, management changes and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of RightNow, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of RightNow and might reduce the market price of our common stock.

        In addition, Mr. Gianforte owns a 50% membership interest in Genesis Partners, LLC, our landlord from whom we lease our principal offices in Bozeman, Montana. Consequently, Mr. Gianforte has significant control over any decisions by Genesis Partners regarding renewal, modification or termination of our Bozeman, Montana leases. In the event that the Company's current leases with Genesis Partners were terminated or otherwise could not be renewed, or came up for renewal on commercially unreasonable terms, the Company would be required to find alternative office space to lease or buy.

        Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary businesses, services or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

        You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

        If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Based on an assumed offering price of $10.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $8.55 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

        Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

        Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable and may limit the market price of our common stock. These provisions include the following:

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  establishing a classified board in which only a portion of the total board members will be elected at each annual meeting;

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  authorizing the board to issue preferred stock;

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  providing the board with sole authority to set the number of authorized directors and to fill vacancies on the board;

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  limiting the persons who may call special meetings of stockholders;

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  prohibiting certain transactions under certain circumstances with interested stockholders;

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  requiring supermajority approval to amend certain provisions of the certificate of incorporation; and

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  prohibiting stockholder action by written consent.

        It is possible that the provisions contained in our certificate of incorporation and bylaws, the existence of super voting rights held by insiders and the ability of our board of directors to issue preferred stock without stockholder action may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

        Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of June 30, 2004, upon completion of this offering, we will have outstanding approximately 28,485,890 shares of common stock, assuming no exercise of the underwriters' over-allotment option. All shares of common stock sold in this offering, other than the shares of common stock sold in our directed share program, will be immediately freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements.

        After the lock-up agreements pertaining to this offering expire, an additional 21,885,890 shares will be eligible for sale in the public market, 19,140,702 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, the 115,221 shares subject to outstanding warrants, the 5,300,885 shares subject to outstanding options under our 1998 Long-Term Incentive and Stock Option Plan and the 4,250,000 shares reserved for future issuance under our 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

        Some of our existing stockholders have demand and piggyback rights to require us to register with the Securities and Exchange Commission, or SEC, up to 7,265,444 shares of our common stock that they own. In addition, some of our existing warrantholders have piggyback rights to require us upon request by such warrantholders to register with the SEC for the resale of up to 73,889 shares of our common stock that they acquire upon exercise of the warrants. If we register these shares of common stock, the stockholders can freely sell those shares in the public market. All of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus.

        After this offering, we intend to register approximately 11,431,669 shares of our common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms, or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these statements. Except as otherwise required by the federal securities laws, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

        This prospectus contains statistical and market data and industry forecasts that we obtained from publicly available information and from industry publications and reports generated by IDC, an independent market research firm, in March and May 2004. These industry publications and reports generally indicate that IDC has obtained the data from sources believed to be reliable, but does not guarantee the accuracy and completeness of the data. Although we believe that the publications are reliable, we have not independently verified their data. IDC may have its own definitions for a particular market or market segment and, accordingly, the information obtained from this source might not be comparable with information obtained from other sources.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the 6,000,000 shares of common stock we are offering will be approximately $54.5 million, assuming an initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $62.8 million. The selling stockholder will receive net proceeds of approximately $5.6 million, assuming an initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions payable by the selling stockholder. If the underwriters' over-allotment option is exercised in full, it is estimated that the selling stockholder's net proceeds will be approximately $6.4 million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

        The principal purposes of this offering are to obtain additional working capital, which may be used to support hiring additional sales and marketing personnel, expand research and development or increase hosting capabilities; to create a public market for our common stock; and to facilitate future access by us to public markets. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. However, as of the date of this prospectus, we have no commitments or agreements and are not involved in any negotiations to make any material acquisitions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds generally in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion concerning the allocation and use of all of our net proceeds received in this offering.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock since converting from an S corporation to a C corporation at the end of 1999. We currently intend to retain any future earnings, if any, to finance the growth and development of our business, and therefore do not anticipate paying any cash dividends in the foreseeable future. Furthermore, our bank credit facility with our secured lender currently prohibits us from paying cash dividends on our common stock without the bank's prior written consent.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2004:

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  on an actual basis;

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  on a pro forma basis, giving effect to the conversion of all outstanding shares of our preferred stock into a total of 7,265,444 shares of common stock upon the closing of this offering; and

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  on a pro forma as adjusted basis after giving effect to our receipt of the net proceeds from the sale of 6,000,000 shares of our common stock offered by us at an assumed initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes that appear elsewhere in this prospectus.

	June 30, 2004
	Actual	Pro Forma	Pro Forma Adjusted
Long term debt, less current portion	$1,377	$1,377	$1,377
Redeemable convertible preferred stock:
Series A, $.001 par value. Authorized, designated, issued and outstanding 3,703,227 shares at December 31, 2002 and 2003, and June 30, 2004 (aggregate liquidation preference of $16,165); no shares issued and outstanding pro forma	16,150	—	—
Series B, $.001 par value. Authorized and designated 3,662,770, 3,662,770 and 3,677,438 shares at December 31, 2002 and 2003, and June 30, 2004 respectively; issued and outstanding 3,562,217 shares at December 31, 2002 and 2003, and June 30, 2004 (aggregate liquidation preference of $16,030); no shares issued and outstanding pro forma	16,005	—	—
Series B warrants	291	—	—
Stockholders' equity (deficit):
Preferred stock, $.001 par value. 7,634,003, 7,634,003, 7,619,337 and 15,000,000 shares authorized and undesignated at December 31, 2002 and 2003, June 30, 2004 and pro forma, respectively; no shares issued or outstanding actual and pro forma	—	—	—
Common stock, $.001 par value. Authorized 150,000,000 shares; issued and outstanding 14,393,556, 14,726,467, 15,220,446 shares at December 31, 2002 and 2003 and June 30, 2004, respectively and 22,485,890 shares pro forma	15	22	28
Warrants	—	291	291
Additional paid-in capital	(721)	31,427	85,871
Accumulated other comprehensive (loss) income	(360)	(360)	(360)
Accumulated deficit	(43,716)	(43,716)	(43,716)

Total stockholders' equity (deficit)	(44,782)	(12,336)	42,114

Total capitalization	$(10,959)	$(10,959)	$43,491

        This table excludes, as of June 30, 2004, the following shares:

  •
  5,300,885 shares of common stock issuable upon exercise of outstanding options as of June 30, 2004 at a weighted average exercise price of $2.15 per share;

  •
  1,022,122 shares of common stock available for future grant under our 1998 Long-Term Incentive and Stock Option Plan;

  •
  3,500,000 shares of common stock available for future grant under our 2004 Equity Incentive Plan, subject to certain automatic annual increases;

  •
  750,000 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan, subject to certain automatic annual increases; and

  •
  115,221 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $4.50 per share.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

        Our pro forma net tangible book value as of June 30, 2004, after giving effect to the conversion of our outstanding preferred stock into common stock in connection with this offering, was $(13.2) million, or approximately $(.59) per share. After giving effect to our sale of the 6,000,000 shares of common stock offered by us at an assumed initial public offering price of $10.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at June 30, 2004 would have been approximately $41.2 million, or $1.45 per share. This represents an immediate increase in pro forma net tangible book value of $2.04 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $8.55 per share to purchasers of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value per share at June 30, 2004	$(.59)
Increase per share attributable to new investors	2.04

Pro forma as adjusted net tangible book value per share after the offering		1.45

Dilution per share to new investors		$8.55

        The following table sets forth, on a pro forma basis as of June 30, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,485,890	79%	$31,394,000	34%	$1.41
New public investors	6,000,000	21	60,000,000	66	10.00

Total	28,485,890	100%	$91,394,000	100%	$3.22

        The above tables exclude, as of June 30, 2004, the following shares:

  •
  5,300,885 shares of common stock issuable upon exercise of outstanding options as of June 30, 2004 at a weighted average exercise price of $2.15 per share;

  •
  1,022,122 shares of common stock available for future grant under our 1998 Long-Term Incentive and Stock Option Plan;

  •
  3,500,000 shares of common stock available for future grant under our 2004 Equity Incentive Plan, subject to certain automatic annual increases;

  •
  750,000 shares of common stock available for issuance under our 2004 Employee Stock Purchase Plan, subject to certain automatic annual increases; and

  •
  115,221 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $4.50 per share.

        To the extent that any of these options are exercised or shares are issued, there will be further dilution to new investors. See "Capitalization," "Management—Employee Benefit Plans" and "Description of Capital Stock."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with the financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from the audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from audited consolidated financial statements and related notes, not included in this prospectus. The selected consolidated balance sheet data as of June 30, 2004 and the selected consolidated statement of operations data for the six months ended June 30, 2003 and 2004 are derived from unaudited consolidated financial statements included elsewhere in this prospectus which, in management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the unaudited periods. Historical results are not necessarily indicative of results to be expected in any future period, and results of interim periods are not necessarily indicative of results that may be expected for the entire year.

	Year Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Software, hosting and support	$1,806	$10,549	$18,998	$23,338	$29,300	$13,216	$22,429
Professional services	219	758	2,009	3,603	6,579	2,835	5,190

Total revenue	2,025	11,307	21,007	26,941	35,879	16,051	27,619
Cost of revenue:
Software, hosting and support	378	3,306	4,636	4,279	5,263	2,562	3,215
Professional services	11	485	1,335	2,156	3,740	1,501	2,883

Total cost of revenue	389	3,791	5,971	6,435	9,003	4,063	6,098

Gross profit	1,636	7,516	15,036	20,506	26,876	11,988	21,521
Operating expenses:
Sales and marketing	3,017	20,756	22,050	15,939	20,809	9,098	14,885
Research and development	603	3,639	4,584	4,117	5,915	2,919	3,612
General and administrative	493	3,375	3,973	2,842	3,518	1,561	2,169

Total operating expenses	4,113	27,770	30,607	22,898	30,242	13,578	20,666

Income (loss) from operations	(2,477)	(20,254)	(15,571)	(2,392)	(3,366)	(1,590)	855
Interest and other income (expense), net	32	607	229	(357)	(215)	(152)	(110)

Income (loss) before income taxes	(2,445)	(19,647)	(15,342)	(2,749)	(3,581)	(1,742)	745
Provision for income taxes	—	—	—	—	(539)	(3)	(31)

Net income (loss)	(2,445)	(19,647)	(15,342)	(2,749)	(4,120)	(1,745)	714
Preferred stock accretion	—	—	—	(33)	(13)	(6)	(8)

Net income (loss) allocated to common stock	$(2,445)	$(19,647)	$(15,342)	$(2,782)	$(4,133)	$(1,751)	$706

Earnings (loss) per share(1):
Basic	$(0.18)	$(1.42)	$(1.10)	$(0.19)	$(0.28)	$(0.12)	$0.05
Diluted	(0.18)	(1.42)	(1.10)	(0.19)	(0.28)	$(0.12)	$0.03
Pro forma							$0.03
Shares used in the computation(1):
Basic	13,576	13,810	14,006	14,284	14,560	14,396	15,012
Diluted	13,576	13,810	14,006	14,284	14,560	14,396	25,582
Pro forma							25,582

	December 31,
						June 30, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,183	$17,128	$6,258	$8,038	$8,360	$8,912
Working capital (deficit)	13,114	9,033	(6,553)	(6,082)	(9,024)	(9,256)
Total assets	17,349	28,741	18,625	23,102	29,386	37,593
Deferred revenue	4,165	17,160	18,875	24,683	35,553	40,777
Long-term debt, less current portion	7	—	1,185	940	484	1,377
Redeemable convertible preferred stock	16,120	31,075	32,340	32,373	32,398	32,446
Total stockholders' deficit	(3,980)	(23,345)	(38,683)	(41,291)	(45,254)	(44,782)

(1)
See Note 1 of Notes to Consolidated Financial Statements for an explanation of the calculation of basic and diluted earnings (loss) per share and pro forma basic and diluted earnings (loss) per share, and for an explanation of the determination of the number of weighted average shares used for such calculations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those projected in the forward-looking statements as a result of certain factors, including those discussed in "Risk Factors," "Business" and elsewhere in this prospectus. We assume no obligation to update the forward-looking statements or such factors.

Overview

        We are a leading provider of on-demand solutions focused on the customer service segment of the CRM market. We offer a full suite of solutions to address the customer service requirements of large, medium and small enterprises.

        We released our initial version of RightNow Service in 1997. This product addressed the new customer service needs resulting from the increasing use of the Internet as a customer service channel. Since then, we have significantly enhanced product features and functionality to address customer service needs across multiple communication channels, including web, interactive voice, e-mail, chat, telephone and proactive outbound e-mail communications. We have also added several products complementary to our RightNow Service solution, including RightNow Metrics and RightNow Locator. In 2003, we introduced an e-mail marketing automation solution, RightNow Outbound.

        Our client base currently consists of more than 1,100 active clients who in the six months ended June 30, 2004 served more than 212 million customer interactions, or unique sessions hosted by our solutions. Our solutions, whether sold pursuant to term or perpetual licenses, are available either on a hosted basis, where they are deployed in our co-location facilities and accessed on demand by our clients, or on a non-hosted basis, where our clients deploy them in their own facilities. The percentage of our clients electing the hosted option was approximately 85% at June 30, 2004, an increase from approximately 50% at December 31, 1999.

        We distribute our solutions primarily through direct sales efforts and to a lesser extent through indirect channels. A substantial majority of our revenue in 2002 and 2003 and in the first half of 2004 was generated from sales of RightNow Service.

Sources of Revenue

        Our revenue is comprised of fees for term and perpetual licenses of our software, fees for hosting and support related to our licenses, and fees for professional services. Our term license agreements, which are generally two years in length but can range from six months to four years, include our software and related upgrades, hosting and support for the term of the agreement. The majority of our revenue in each of our last three years was derived from two-year term license agreements. We also offer monthly term license agreements which contain a minimum commitment period of at least 12 months and include our software and related upgrades, hosting and support. Perpetual licenses are typically sold with annual maintenance contracts that include upgrades, hosting and support.

        Hosting and support agreements provide maintenance and management of our software at a third party facility, technical support for our software products, and unspecified product upgrades on a when and if available basis.

        Professional services revenue is comprised of revenue from consulting, education and development services, and reimbursement of related travel costs. Consulting and education services include implementation and best practices services consulting. Development services include customizations and integrations for a client's specific business application.

        License agreements for our software solutions are priced based upon the capacity required by our clients' customer service organizations, which is measured primarily by web pages served and user seats. A number of our agreements provide for additional fees for usage above established levels. Professional services, consisting of consulting, education and development services, are sold with initial license agreements and periodically over the client engagement. The average time it takes our clients from placing an order to live deployment of our products is 45 days. We typically invoice clients for the entire amount at the beginning of the agreement with payment generally due within 30 days for our term and perpetual license agreements, or due monthly for our monthly agreements. Depending on the size and complexity of the client project, our typical consulting or development services contracts are either fixed price/fixed scope or, less frequently, billed on a time and materials basis. Our typical education courses are billed on a per person, per class basis.

Cost of Revenue and Operating Expenses

        Cost of Revenue.    Cost of revenue consists primarily of salaries and related expenses, third-party costs and depreciation relating to our hosting services, travel expenses related to providing professional services to our clients, amortization of acquired intangible assets and allocated overhead. We allocate most overhead expenses, such as office supplies, computer supplies, utilities, rent, depreciation for furniture and equipment, payroll taxes and employee benefits, based on headcount. As a result, overhead expenses are reflected in each cost of revenue and operating expense category.

        Our hosting costs are affected by the percentage of clients who license our products on a hosted basis and the number of times our clients and their customers use our solutions, which we refer to as customer interactions. As a result of economies of scale in our hosting infrastructure and declines in hardware computing power and telecommunications costs, we were able to reduce hosting costs as a percentage of total revenue in 2003 and the first half of 2004, despite significant increases in the number of hosted clients and the level of customer interactions.

        As our client base and solutions usage grows, we intend to continue to invest additional resources in our hosting services, technical support and professional services. We expect our professional services costs to increase in absolute dollars as we increase our professional services as a percentage of total revenue. Because cost as a percentage of revenue is higher for professional services revenue than for software, hosting and support revenue, an increase in professional services as a percentage of total revenue reduces gross profit as a percentage of total revenue. During 2003 and the first half of 2004, increases in gross profit as a percentage of total revenue resulting from economies of scale in hosting and technical support were partially offset by increases in professional services as a percentage of total revenue.

        Sales and Marketing Expenses.    Sales and marketing expenses consist primarily of salaries and related expenses for employees in sales and marketing, including commissions and bonuses, advertising, marketing events, corporate communications, product management expenses, travel costs and allocated overhead. We expense our sales commissions at the time the related sale is invoiced to the client and we recognize the majority of our revenue from our agreements ratably over the terms of the licenses. Accordingly, we generally experience a delay between increasing sales and marketing expenses and the recognition of corresponding revenue. We expect significant increases in sales and marketing expenses in absolute dollars as we hire additional sales and marketing personnel and increase the level of marketing activities.

        Research and Development Expenses.    Research and development expenses consist primarily of salary and related expenses for development personnel and costs related to the development of new products, enhancement of existing products, translation fees, quality assurance, testing and allocated overhead. To date, we have not capitalized any software development costs because the timing of the commercial releases of our products has substantially coincided with the attainment of technological feasibility. As a result, research and development costs have been expensed as incurred. We intend to continue to expand and enhance our product offerings. To accomplish this, we plan to hire additional personnel and, from time to time, contract with third parties. We expect that research and development expenses will increase in absolute dollars as we seek to expand our technology and product offerings.

        General and Administrative Expenses.    General and administrative expenses consist primarily of salary and related expenses for management, finance and accounting, legal, information systems and human resources personnel, professional fees, other corporate expenses and overhead. We expect that general and administrative expenses will increase as we continue to add personnel in connection with the growth of our business. We anticipate that we will also incur additional employee salaries and related expenses, professional service fees and insurance costs related to the growth of our business and operations and transitioning of our business to meet the requirements of a public company.

Critical Accounting Policies

        Our accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.

        We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments.

        Revenue Recognition.    Software, hosting and support revenue is comprised of fees from term and perpetual licenses of our software, hosting and support. To date, we have not entered into an agreement solely for the license of software and, therefore, we have not demonstrated vendor specific objective evidence, or VSOE, of fair value for the license element. Consequently, we recognize revenue for the fees associated with a term license and the related hosting and support ratably over the term of the agreement, which is generally two years but can range from six months to four years. We have established VSOE for the annual hosting and support sold with a perpetual license based on the price charged for the hosting and support when separately sold. Accordingly, we recognize revenue for the fees associated with a perpetual license upon delivery if all other revenue recognition criteria are met using the residual method in accordance with Statement of Position ("SOP") 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions. Increases in the percentage of perpetual licenses compared to term licenses in a period could result in an immediate increase in near-term revenue as opposed to recurring revenue that would otherwise be recognized in the future. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue. Deferred revenue is then recognized into revenue as it is earned.

        We begin to recognize revenue from the licensing, hosting and support of our products when all the following criteria are met: (a) we have entered into a legally binding agreement with the client; (b) our products and services have been delivered or made available to the client; (c) our fee for providing the licenses and services is determinable; and (d) we believe collection of our fee is reasonably probable.

        VSOE of fair value of services in multiple element arrangements is based upon rates for consulting, education and development services, which we have charged in stand-alone contracts for services. We recognize revenue from professional services when they are delivered.

        Allowance for Doubtful Accounts.    We regularly assess the ability to collect outstanding client invoices and, in doing so, we maintain an allowance for estimated losses resulting from the non-collection of client receivables. In estimating this allowance, we consider various factors such as historical collection experience, the credit-worthiness of a client, client concentration, age of the accounts receivable balance and general economic conditions that may affect a client's ability to pay. Actual client collections could differ from our estimates, and accordingly could exceed our related loss allowance.

        Income Taxes.    We record income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

        We have net operating loss carryforwards, research and development tax credits, and foreign tax credits available to reduce future income tax liabilities, which are carried on our balance sheet as deferred income tax assets. We also have a significant amount of deferred tax assets for differences between the financial statement carrying amount of deferred revenue and its tax basis. However, due to uncertainty regarding our ability to generate sufficient taxable income in the future and realize these tax benefits, we have established a valuation allowance equal to the net deferred tax assets. The uncertainties regarding the realization of deferred tax assets are based on our lack of historical earnings and our accumulated deficit. In the future, if available evidence indicates it is more likely than not that we will be able to utilize some or all of our deferred tax assets, we will record an income tax benefit in the amount of the asset recognized.

        Stock-Based Compensation.    We account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Options have historically been granted at fair value. Because there historically has been no public market for our stock, we have periodically assessed our operations in light of comparable public companies, incorporated evidence from third-party transactions in our common stock and sales of our preferred stock and obtained a third-party appraisal to aid us in determining the fair value of our common stock. We make disclosure regarding employee stock-based compensation using the fair value method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. We have calculated the fair value of options granted and have determined the pro forma impact on net income (loss). We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

Results of Operations

        The following table sets forth certain consolidated statements of operations data for each of the periods indicated, expressed as a percentage of total revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenue:
Software, hosting and support	90%	87%	82%	82%	81%
Professional services	10	13	18	18	19

Total revenue	100	100	100	100	100

Cost of revenue:
Software, hosting and support	22	16	15	16	12
Professional services	6	8	10	9	10

Total cost of revenue	28	24	25	25	22

Gross profit	72	76	75	75	78
Operating expenses:
Sales and marketing	105	59	58	57	54
Research and development	22	15	16	18	13
General and administrative	19	11	10	10	8

Total operating expenses	146	85	84	85	75

Income (loss) from operations	(74)	(9)	(9)	(10)	3
Interest and other income (expense), net	1	(1)	(1)	(1)	0

Income (loss) before income taxes	(73)	(10)	(10)	(11)	3
Provision for income taxes	—	—	(1)	0	0

Net income (loss)	(73)%	(10)%	(11)%	(11)%	3%

        The following table sets forth our deferred revenue and cash generated (used) from operations, our on-demand customer interactions and percentage of clients hosting and our revenue by type and geography expressed as a percentage of total revenue for each of the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Deferred revenue (in thousands)	$18,875	$24,683	$35,553	$30,571	$40,777
Cash generated (used) from operations (in thousands)	(12,045)	1,943	4,319	1,073	2,355
Customer interactions (in millions)	N/A	146	249	109	212
Percentage of clients hosting	78%	82%	84%	83%	85%
Revenue by type:
Recurring (term licenses, hosting and support)	75%	74%	67%	69%	61%
Perpetual licenses	15	13	15	13	20
Professional services	10	13	18	18	19
Revenue by geography in:
United States	79%	81%	76%	80%	73%
Europe	11	15	18	15	22
Asia Pacific	10	4	6	5	5

Overview of Current Period and Outlook

        We generated our initial quarterly operating profits in the quarters ended March 31, 2004 and June 30, 2004. The June 30, 2004 quarter represented our twenty-sixth consecutive quarter of revenue growth and our ninth consecutive quarter of positive cash flow from operations.

        Revenue for the six months ended June 30, 2004 increased 72% over the comparable period in 2003. Gross profit for the six months ended June 30, 2004 was 78% of total revenue, up from 75% of total revenue in the prior year. The improved revenue and gross profit in 2004 resulted in operating income of $855,000 for the six months ended June 30, 2004 as compared to an operating loss of $1.6 million for the same period in 2003.

        The increase in revenue for the six months ended June 30, 2004 over the comparable period in 2003 resulted primarily from higher revenue per client and growth in the number of our clients. Revenue per client improved primarily due to the release of broader product offerings that were launched in late 2003 and a corresponding increase in service offerings. During this period, we continued to invest in our operations. We added sales personnel to focus on adding new clients, professional services personnel to support our solution offerings, and software developers to broaden and enhance our solution offerings.

        For the six months ended June 30, 2004, we generated $2.4 million of cash from operations compared to $1.1 million of cash in the comparable period in 2003, and increased our deferred revenue to $40.8 million at June 30, 2004 from $30.6 million at June 30, 2003.

        As of June 30, 2004, we had an accumulated deficit of $43.7 million. This deficit and our historical losses were primarily the result of costs incurred in the development and sales and marketing of our products and for general and administrative purposes. We intend to continue to invest in our sales and marketing activities, product development and business infrastructure. During periods of investment and growth, as the majority of expenses are recorded as incurred and the majority of revenue is deferred, we anticipate that any growth in revenue will be largely offset by an increase in cost of revenue and operating expenses and, therefore, we anticipate nominal profitability in such periods.

  Six Months Ended June 30, 2004 and 2003

        Revenue.    Total revenue for the six months ended June 30, 2004 was $27.6 million, an increase of $11.5 million or 72% over total revenue of $16.1 million in the comparable period in 2003.

        Software, hosting and support revenue for the six months ended June 30, 2004 was $22.4 million, an increase of $9.2 million or 70% over software, hosting and support revenue of $13.2 million in the comparable period in 2003. The increase primarily resulted from a 47% increase in revenue per client and a 15% increase in average number of our clients. The increase in revenue per client was primarily the result of our emphasis on providing solutions for clients with greater levels of customer service needs. These solutions leveraged our broader product offerings, such as our first introduction in late 2003 of Version 6.0 of RightNow Service and RightNow Outbound. The increase in average number of clients was primarily due to the addition over the last nine months of sales representatives focused on new client acquisition. We had 1,159 active clients at June 30, 2004 compared to 962 active clients at June 30, 2003. For the six months ended June 30, 2004, term licenses, hosting and support revenue accounted for 61% of total revenue as compared to 69% for the six months ended June 30, 2003. Perpetual license fee revenue represented 20% of total revenue in the six months ended June 30, 2004, up from 13% in the same period in 2003. This increase in the percentage of license revenue in the current period from perpetual licenses favorably impacted our revenue and gross profit for the six months ended June 30, 2004. Over the past two years, perpetual license fees have represented approximately 12% to 23% of our total revenue. We expect the mix between perpetual and term license fees to continue to vary from period to period.

        Professional services revenue for the six months ended June 30, 2004 was $5.2 million or 19% or total revenue, an increase of $2.4 million or 83% over professional services revenue of $2.8 million for the comparable period in 2003. The revenue increase resulted primarily from a 59% increase in average professional service revenue per client and a 15% increase in the average number of clients. The increase in revenue per client was largely the result of our focus on expanding service offerings provided in conjunction with our broader product offerings.

        Revenue in Europe and Asia Pacific for the six months ended June 30, 2004 was $7.5 million or 27% of total revenue as compared to $3.2 million or 20% of total revenue in the comparable period in 2003. The increase in revenue outside the United States resulted primarily from the expansion of our international sales and marketing activities in Europe and Japan.

        Cost of Revenue.    Total cost of revenue for the six months ended June 30, 2004 was $6.1 million, an increase of $2.0 million or 50% over total cost of revenue of $4.1 million for the comparable period in 2003.

        The cost of revenue for software, hosting and support for the six months ended June 30, 2004 was $3.2 million, an increase of $653,000 or 26% over the $2.6 million cost of software, hosting and support for the comparable period in 2003. This increase resulted primarily from increased salaries and related expenses of $233,000 due to the addition of new employees to our hosting and support groups, higher third-party hosting services costs of $185,000, and increased amortization of purchased software and patent rights of $166,000. Cost of software, hosting and support revenue decreased to 12% of total revenue from 16% in the six months ended June 30, 2003 due to economies of scale in providing hosting and technical support services.

        The cost of revenue for professional services for the six months ended June 30, 2004 was $2.9 million, an increase of $1.4 million or 92% over the cost of such revenue of $1.5 million for the comparable period in 2003. The increase was primarily due to the addition of employees in our professional services group to support current operations and future growth, which increased salaries and related expenses by $1.0 million, and higher travel and living costs of $303,000. We had 48 full-time employees in our professional services group at June 30, 2004 as compared to 28 employees at June 30, 2003.

        Sales and Marketing Expenses.    Sales and marketing expenses for the six months ended June 30, 2004 were $14.9 million, an increase of $5.8 million or 64% over sales and marketing expenses of $9.1 million for the comparable period in 2003. Approximately $2.8 million of this increase resulted from the addition of sales and marketing employees and $2.1 million resulted from higher commissions associated with our increase in new sales activity. We had 148 full-time sales and marketing employees at June 30, 2004 as compared to 109 employees at June 30, 2003.

        Research and Development.    Research and development expenses were $3.6 million for the six months ended June 30, 2004, an increase of $693,000 or 24% over research and development expenses of $2.9 million for the comparable period in 2003. The increased expenses were primarily due to the addition of research and development employees, which increased salaries and related expenses by $525,000, and increased third-party services for product language translations of $178,000. We had 83 full-time employees in our research and development group at June 30, 2004 as compared to 64 employees at June 30, 2003.

        General and Administrative.    General and administrative expenses for the six months ended June 30, 2004 were $2.2 million, an increase of $608,000 or 39% greater than general and administrative expenses of $1.6 million in the comparable period in 2003. The increase was primarily the result of increased legal fees and third-party service costs of $360,000 primarily related to obtaining technology and patent licenses and higher salaries and related expenses of $217,000.

        Interest and Other Expense, Net.    Interest and other expense, net consists of interest expense on short and long-term borrowings, interest income generated from investing current cash balances, gains or losses on disposition of assets, and foreign currency transaction gains and losses. Net interest and other expense decreased to $110,000 in the six months ended June 30, 2004 from $152,000 in the comparable period in 2003 primarily due to lower borrowings under the bank line of credit.

        Provision for Income Taxes.    Our provision for income taxes increased to $31,000 for the six months ended June 30, 2004 from $3,000 in the comparable period in 2003. The provision for income taxes in 2004 is for state and foreign estimated payments for which net operating losses are not available. At June 30, 2004, we had net deferred tax assets which have been reserved in full by a valuation allowance. In the future, if available evidence indicates that it is more likely than not that we will be able to utilize some or all of our deferred tax assets, we will record an income tax benefit in the amount of the asset recognized.

  Years Ended December 31, 2003 and 2002

        Revenue.    Total revenue for 2003 was $35.9 million, an increase of $9.0 million or 33% over total revenue of $26.9 million for 2002.

        Software, hosting and support revenue for 2003 was $29.3 million, an increase of $6.0 million or 26% over software, hosting and support revenue of $23.3 million for 2002. The increase resulted from a 35% increase in revenue per client, partially offset by a 7% decrease in average number of clients. The increase in revenue per client was primarily due to our emphasis on deploying our solution broadly within the client organization as evidenced by an increase in customer interactions. The decrease in average number of clients was primarily due to our emphasis within our sales organization on existing client relationships versus new client acquisition. We had 1,036 active clients at December 31, 2003 compared to 953 active clients at December 21, 2002. During 2003, term licenses accounted for 67% of our total revenue, as compared to 74% of our total revenue in 2002.

        Professional services revenue for 2003 was $6.6 million or 18% of total revenue, an increase of $3.0 million or 82% over professional service revenue of $3.6 million for 2002, which was 13% of total revenue. The increase resulted from a 96% increase in professional services revenue per client, partially offset by a 7% decrease in average number of clients. The increase in professional services revenue per client is primarily due to an increase in service offerings for deployment over the lifecycle of the client engagement.

        Revenue in Europe and Asia Pacific for the year ended December 31, 2003 was $8.7 million or 24% of total revenue for the year, compared to $5.0 million or 19% of total revenue for the comparable year 2002. The increase in revenue outside of the United States resulted from expansion of our international sales and marketing activities.

        Cost of Revenue.    The total cost of revenue for 2003 was $9.0 million, an increase of $2.6 million or 40% over total cost of revenue of $6.4 million for 2002.

        The cost of revenue for software, hosting and support in 2003 was $5.3 million, an increase of $984,000 or 23% over the cost of such revenue of $4.3 million in 2002. Cost of revenue for software, hosting and support increased in absolute dollars largely due to increased expenses required to support additional clients and significantly higher levels of our clients' customer interactions. Incremental 2003 expenses included salaries and related costs of $471,000, depreciation and amortization expenses of $282,000 and third party services of $131,000. Cost of revenue declined for software hosting and support slightly as a percentage of total revenue to 15% in 2003 from 16% in 2002 as a result of economies of scale in hosting and technical support.

        The cost of revenue for professional services in 2003 was $3.7 million, an increase of $1.6 million or 73% over the cost of such revenue of $2.2 million in 2002. This increase was attributable to an increase in professional services staff to support expanded service offerings. Incremental expenses included salaries and related costs of $1.4 million and travel costs of $248,000. We had 41 full-time employees in our professional services group at December 31, 2003 compared to 24 employees at December 31, 2002.

        Sales and Marketing Expenses.    Sales and marketing expenses for 2003 were $20.8 million, an increase of $4.9 million or 31% over sales and marketing expenses of $15.9 million in 2002. Approximately $2.6 million of this increase was due to higher salaries and related costs due to the addition of 25 full-time sales and marketing employees in 2003. Sales and marketing expenses also included higher commission expense of $1.2 million associated with the higher sales, and an increase of $525,000 in public relations and client outreach programs.

        Research and Development Expenses.    Research and development expenses in 2003 were $5.9 million, an increase of $1.8 million or 44% over research and development expenses of $4.1 million in 2002. The increase in research and development expenses was due to additional salaries and related costs as we increased the number of our research and development employees in order to expand and deepen our software offerings. We had 68 full-time employees in our research and development group at December 31, 2003 compared to 55 employees at December 31, 2002.

        General and Administrative Expenses.    General and administrative expenses for 2003 were $3.5 million, an increase of $676,000 or 24% over general and administrative expenses of $2.8 million for 2002. The absolute dollar increase was largely due to a $302,000 increase in salaries and related expenses to support recent growth, and a $214,000 increase in legal fees related to obtaining technology licenses and patent rights. We had 29 full-time employees in our general and administrative group at December 31, 2003 compared to 21 employees at December 31, 2002.

        Interest and Other Expense, Net.    Net interest and other expense was $215,000 in 2003, a decrease in expense of $142,000 or 40% from $357,000 in 2002. This decrease resulted primarily from reducing debt principal balances by $2.4 million during 2003.

        Provision for Income Taxes.    The provision for income taxes of $539,000 in 2003 represents state income taxes incurred due to the suspension of the use of loss carryforwards, other state minimum taxes and the recording of a valuation allowance against foreign tax credits. There was no income tax expense or benefit in 2002.

  Years Ended December 31, 2002 and 2001

        Revenue.    Total revenue for 2002 was $26.9 million, an increase of $5.9 million or 28% over total revenue of $21.0 million for 2001.

        Software, hosting and support revenue for 2002 was $23.3 million, an increase of $4.3 million or 23% over software, hosting and support revenue of $19.0 million for 2001. The increase resulted from a 30% increase in revenue per client, partially offset by a 6% decrease in average number of clients. The increase in revenue per client was primarily due to our emphasis on deploying our solution broadly with the client organization as evidenced by an increase in customer interactions. We had 953 active clients at December 31, 2002 compared to 1,117 active clients at December 31, 2001, due to the weaker economic conditions. We believe a large number of clients who had purchased licenses in 2000 and 2001 did not renew because they experienced financial difficulties or ceased operations. In 2002, term licenses accounted for 74% of our total revenue, as compared to 75% of our total revenue in 2001.

        Professional services revenue was $3.6 million or 13% of total revenue in 2002, an increase of $1.6 million or 79% over professional services revenue of $2.0 million or 10% of total revenue in 2001. The increase resulted from a 90% increase in professional services revenue per client, partially offset by a 6% decrease in average number of clients. The increase in professional services revenue per client was primarily due to an increase in service offerings for deployment over the lifecycle of the client engagement.

        Revenue in Europe and Asia Pacific for the year ended December 31, 2002 was $5.0 million or 19% of total revenue for the year, compared to $4.5 million or 21% of total revenue for the comparable year 2001. The increase in revenue in absolute dollars outside of the United States resulted from expansion of our international sales and marketing activities.

        Cost of Revenue.    Cost of revenue was $6.4 million in 2002 compared to $6.0 million in 2001, an increase of $464,000 or 8%.

        The cost of revenue for software, hosting and support in 2002 was $4.3 million, a decrease of $357,000 or 8% from the cost of such revenue of $4.6 million in 2001. This decrease was primarily due to a $385,000 reduction in third-party provider costs associated with our hosting operations.

        The cost of revenue for professional services in 2002 was $2.2 million, an increase of $821,000 or 62% over the cost of such revenue of $1.3 million in 2001. This increase in absolute dollars was primarily due to an increase of $758,000 in salaries and related costs including travel costs, as a result of increasing headcount in our professional services group. We had 24 full-time employees in our professional services group at December 31, 2002 compared to 19 employees at December 31, 2001.

        Sales and Marketing Expenses.    Sales and marketing expenses were $15.9 million in 2002 compared to $22.1 million in 2001, a decrease of $6.1 million or 28%. The decrease was primarily due to a $4.0 million decrease in salaries and related costs and commission expenses as a result of an across-the-board reduction-in-force in 2001, and a $1.7 million decrease in advertising and client outreach programs. During 2001, we refocused our sales and marketing efforts primarily on our existing client base and targeted new business opportunities, and reduced our investment in new market development activities.

        Research and Development Expenses.    Research and development expenses were $4.1 million in 2002 compared to $4.6 million in 2001, a decrease of $467,000 or 10%. The decrease was primarily due to a decrease of $357,000 in salaries and related costs and a decrease of $96,000 in professional services as a result of an across-the-board reduction-in-force in 2001.

        General and Administrative Expenses.    General and administrative expenses were $2.8 million in 2002 compared to $4.0 million in 2001, a decrease of $1.2 million or 28%. The decrease in absolute dollars and as a percentage of total revenue was primarily due to a decrease of $284,000 in salaries and related costs and a decrease of $94,000 in professional and third-party service fees. In addition, the expenses in 2001 included approximately $710,000 of restructuring charges as a result of the reduction-in-force in 2001. Of the total restructuring charge, $612,000 was for employee severance and related costs and $98,000 was for lease termination fees for an overseas office. The reduction-in-force affected all areas of our company and was necessary to better align operating costs and expenses with revenue expectations. As a result of the restructuring decision, operating expenses decreased approximately $5 million from 2001 to 2002.

        Interest and Other Expense, Net.    Net interest and other expense was $357,000 in 2002 compared to net interest and other income of $229,000 in 2001, an absolute change in net interest and other income of $586,000. This decrease was primarily due to declining cash balances from 2001 to 2002.

Quarterly Results of Operations

        The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the ten quarters through June 30, 2004. This information is unaudited but, in management's opinion, has been prepared on the same basis as the audited consolidated financial statements and related notes included elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments that our management considers necessary for a fair presentation of the information for the quarters presented.

        This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(unaudited) (in thousands)
Revenue:
Software, hosting and support	$5,452	$5,743	$6,237	$5,906	$6,276	$6,940	$7,457	$8,627	$10,720	$11,709
Professional services	615	712	901	1,375	1,531	1,304	1,763	1,981	2,137	3,053

Total revenue	6,067	6,455	7,138	7,281	7,807	8,244	9,220	10,608	12,857	14,762
Cost of revenue:
Software, hosting and support	990	1,039	1,090	1,160	1,225	1,337	1,342	1,359	1,579	1,636
Professional services	432	473	664	587	736	765	967	1,272	1,310	1,573

Total cost of revenue	1,422	1,512	1,754	1,747	1,961	2,102	2,309	2,631	2,889	3,209

Gross profit	4,645	4,943	5,384	5,534	5,846	6,142	6,911	7,977	9,968	11,553
Operating expenses:
Sales and marketing	3,497	3,758	3,900	4,784	4,402	4,696	5,389	6,322	6,848	8,037
Research and development	938	949	1,030	1,200	1,439	1,480	1,489	1,507	1,805	1,807
General and administrative	773	609	686	774	766	795	978	979	1,153	1,016

Total operating expenses	5,208	5,316	5,616	6,758	6,607	6,971	7,856	8,808	9,806	10,860

Income (loss) from operations	(563)	(373)	(232)	(1,224)	(761)	(829)	(945)	(831)	162	693
Interest and other income (expense), net	(81)	(112)	(79)	(85)	(117)	(35)	(65)	2	(64)	(46)

Income (loss) before income taxes	(644)	(485)	(311)	(1,309)	(878)	(864)	(1,010)	(829)	98	647
Provision for income taxes	—	—	—	—	(3)	—	—	(536)	(18)	(13)

Net income (loss)	$(644)	$(485)	$(311)	$(1,309)	$(881)	$(864)	$(1,010)	$(1,365)	$80	$634

        The following table sets forth, for each of the periods indicated, the percentage of total revenue represented by selected items in our consolidated statements of operations:

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(unaudited)
Revenue:
Software, hosting and support	90%	89%	87%	81%	80%	84%	81%	81%	83%	79%
Professional services	10	11	13	19	20	16	19	19	17	21

Total revenue	100	100	100	100	100	100	100	100	100	100

Cost of revenue:
Software, hosting and support	16	16	15	16	16	16	15	13	12	11
Professional services	7	7	9	8	9	9	10	12	10	11

Total cost of revenue	23	23	24	24	25	25	25	25	22	22

Gross profit	77	77	76	76	75	75	75	75	78	78
Operating expenses:
Sales and marketing	59	59	54	66	57	57	58	60	53	55
Research and development	15	15	14	16	18	18	16	14	14	12
General and administrative	13	9	10	11	10	10	11	9	9	7

Total operating expenses	87	83	78	93	85	85	85	83	76	74

Income (loss) from operations	(10)	(6)	(2)	(17)	(10)	(10)	(10)	(8)	2	4
Interest and other expense, net	(1)	(2)	(1)	(1)	(1)	—	(1)	—	(1)	—

Income (loss) before income taxes	(11)	(8)	(3)	(18)	(11)	(10)	(11)	(8)	1	4
Provision for income taxes	—	—	—	—	—	—	—	(5)	—	—

Net income (loss)	(11)%	(8)%	(3)%	(18)%	(11)%	(10)%	(11)%	(13)%	1%	4%

        The following table sets forth our deferred revenue and cash generated (used) from operations, our on-demand customer interactions and percentage of clients hosting and our revenue by type and geography expressed as a percentage of total revenue, for each of the periods indicated:

	Three Months Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
	(unaudited)
Deferred revenue (in thousands)	$18,371	$20,000	$21,970	$24,683	$27,803	$30,571	$32,160	$35,553	$36,729	$40,777
Cash generated (used) in operations (in thousands)	(1,515)	843	1,065	1,550	578	495	2,438	808	333	2,022
Customer interactions (in millions)	26	35	42	43	53	56	63	77	102	110
Percentage of clients hosting	76%	80%	82%	82%	83%	83%	85%	84%	85%	85%
Revenue by type:
Recurring (term licenses, hosting and support)	83%	76%	68%	68%	68%	69%	67%	63%	66%	56%
Perpetual licenses	7	13	19	13	12	15	14	18	17	23
Professional services	10	11	13	19	20	16	19	19	17	21
Revenue by geography:
United States	81%	85%	87%	74%	82%	77%	67%	77%	71%	74%
Europe	17	12	11	20	16	15	25	16	19	24
Asia Pacific	2	3	2	6	2	8	8	7	10	2

        Total revenue increased sequentially in each of the quarters presented primarily due to increases in the number of new clients, increases in the average transaction sizes, contract renewals and deferred revenue recognition. Professional services revenue as a percentage of the total revenue increased in the quarter ended December 31, 2002 and in the quarter ended June 30, 2004 as we expanded our service offerings. Professional services revenue as a percentage of the total decreased in the quarter ended June 30, 2003 due to a lower number of development services performed. Cost of revenue for software, hosting and support has been trending lower in the three quarters ended June 30, 2004 due to increasing efficiencies in our hosting and technical support operations resulting from the higher volume of our clients' customer interactions.

        The mix of term and perpetual software licenses sold in each quarter impacts our quarterly results of operations. For example, in the quarters ended September 30, 2002 and June 30, 2004, perpetual licenses represented a higher proportion of our revenue than in other periods. Accordingly, revenue was favorably impacted in those quarters and total operating expenses, particularly research and development and general and administrative, as a percentage of total revenue in those quarters, were lower.

        Sales and marketing expenses in absolute dollars were higher in the quarters ended December 31, 2002 and June 30, 2004 due to higher rates of commissions earned on new agreements for the quarter. However, sales and marketing expenses as a percentage of revenue were lower in the quarters ended March 31, 2004 and June 30, 2004 compared to 2003 due to a higher rate of sales productivity.

        The amount and timing of our operating results generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Factors affecting quarterly operating results can include, but are not limited to:

  •
  our ability to retain and increase sales to existing clients, attract new clients and satisfy our clients' requirements;

  •
  changes in the volume and mix of term and perpetual licenses sold in a particular quarter;

  •
  our policy of expensing sales commissions at the time of invoice, while the majority of our revenue is deferred and recognized ratably over future periods;

  •
  changes in the mix of revenue between professional services and software, hosting and support;

  •
  the timing and success of new product introductions or upgrades by us or our competitors;

  •
  changes in our pricing policies or those of our competitors;

  •
  our ability to expand our operations, and the amount and timing of expenditures related to this expansion;

  •
  the cost and availability of hosting services at co-location facilities;

  •
  our ability to continue to realize efficiencies from our hosting and technical support operations;

  •
  changes in the payment terms for our products and services;

  •
  the purchasing and budgeting cycles of our clients;

  •
  the rate of success of our domestic and international expansion;

  •
  our ability to retain, recruit and hire key executives and technical and sales and marketing personnel;

  •
  costs related to the development or acquisition of technologies, products or businesses;

  •
  seasonality in certain of our clients' purchasing habits; and

  •
  general economic, industry and market conditions.

        Our revenue and operating results are difficult to forecast and will fluctuate, and we believe that quarter-to-quarter comparisons of our operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of our future performance. We do not consider our business to be seasonal, although we see some patterns of increased purchasing when our clients' fiscal years are ending. Our U.S. federal government clients' fiscal years end in September and most of our Japanese clients' fiscal years end in March.

Liquidity and Capital Resources

        At June 30, 2004, our principal sources of liquidity were cash and cash equivalents of $8.9 million, current accounts and term net receivables of $18.6 million, a secured bank line of credit of $3.0 million and an equipment line of credit of $2.2 million with a remaining available balance of $526,000. The bank line of credit and the equipment line of credit expire in February 2005, and the borrowings under the bank line of credit bear interest at a rate of prime plus 1% and the borrowings under the equipment line of credit bear interest at a rate of prime plus 1.5%. There were no outstanding borrowings under the bank line of credit at June 30, 2004.

        From our inception through December 1999, we funded our operations primarily through cash from operations, equity financings, funding from private borrowings, including loans from our founder and Chief Executive Officer, and bank borrowings. Our practice of billing our contracts on net 30-day terms at the beginning of the license period also contributed to the funding of our operations. Between December 1999 and October 2001, we raised approximately $32.1 million from private placements of our preferred stock.

        Our operating activities generated cash of $2.4 million during the six months ended June 30, 2004. Cash provided from operating activities was $4.3 million during the year ended December 31, 2003 and $1.9 million during the year ended December 31, 2002. Our operating activities used cash of $12.0 million during the year ended December 31, 2001. During 2001, we implemented an across-the-board reduction-in-force to align our operating expenses to a revised revenue plan, and our sales increased significantly in 2002 and 2003. We continue to expand and invest in our operations in anticipation of generating certain levels of cash flows. If the actual levels of cash flows were materially different from what we expect to achieve, we would have to rely more heavily on using our cash resources in the near term.

        Our deferred revenue was $40.8 million at June 30, 2004, $35.6 million in 2003, $24.7 million in 2002 and $18.9 million in 2001, which reflects growth in the amounts due and paid by clients. We typically invoice clients for the entire amount of the agreement at the beginning of the term with payments due within 30 days, except for monthly term contracts where payments are due monthly. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue, which are then recognized as revenue ratably over the license term. If our sales increase, we would expect our deferred revenue and accounts receivable balances to increase. Our practice of billing the majority of our agreements on net 30-day terms at the beginning of the license period will continue to contribute to the funding of our operations. A change in our billing practice resulting in delayed payment terms could have a material adverse effect on cash provided from operating activities and growth in deferred revenue.

        In the future, we may utilize our net operating loss carryforwards and would begin making cash tax payments at that time. In addition, the suspension of utilizing net operating loss carryforwards and other minimum state taxes may also increase our overall tax obligations. We expect that if we generate taxable income and/or we are not allowed to use net operating loss carryforwards for state and foreign tax purposes, our cash generated from operations will be adequate to meet our income tax obligations.

        Our investing activities used cash of $2.0 million during the six months ended June 30, 2004. Cash used for investing activities was $1.7 million during the year ended December 31, 2003, $1.2 million during the year ended December 31, 2002 and $3.1 million during the year ended December 31, 2001. Our investing activities have consisted primarily of purchases of computer equipment, software for internal use, and furniture and equipment to support our operations. We expect to continue to use cash for purchases of equipment to support our expanding workforce and on-demand hosting infrastructure. In 2004, we plan to expand our infrastructure at our existing hosting co-location facilities to provide systems for geographically segmented client bases. In addition, we intend to engage a third hosting co-location facility in late 2004 or early 2005 in another geographic location. We intend to invest approximately $2.8 million in 2004 on data center hosting, furniture, computer and other capital equipment.

        Our financing activities provided $239,000 during the six months ended June 30, 2004 from borrowings under our equipment line of credit and from employee stock option exercises, partially offset by costs related to this offering. Total financing activities during the year ended December 31, 2003 used $2.3 million compared to generating $1.0 million during the year ended December 31, 2002, due primarily to net repayments on our operating line of credit. Total financing activities for the year ended December 31, 2001 generated $4.3 million from borrowings under the equipment and operating lines of credit as well as from the issuance of preferred stock.

        Our future capital requirements may vary materially from those now planned and will depend on many factors, including, but not limited to, payment terms for our products and services, the levels at which we maintain accounts receivable, development of new products, the market acceptance of our products, the levels of promotion and advertising required to launch such products and attain a competitive position in the marketplace, pricing concessions, the expansion of our sales, support and marketing organizations, the establishment of additional offices worldwide and the building of infrastructure necessary to support our growth, the response of competitors to our products and our relationships with suppliers and clients. Since the introduction of our initial product in 1997, we have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future.

        We believe that the net proceeds from this offering, together with our current cash and cash equivalents and funds available under our credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or increased borrowings to develop or enhance products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

Off-Balance Sheet Arrangements

        As of December 31, 2003, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Contractual Obligations and Commitments

        The following table summarizes our contractual payment obligations and commitments as of December 31, 2003:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt	$1,874	$1,390	$484	$—	$—
Operating lease obligations	4,039	973	1,245	881	940
Purchase obligations	447	447	—	—	—

Total	$6,360	$2,810	$1,729	$881	$940

        Our long-term debt consists of equipment loans, which are payable in monthly installments plus interest through 2006. During the six month period ended June 30, 2004, we borrowed an additional $1.7 million under our equipment loans. We lease our office facilities and certain office equipment under operating lease agreements that expire at various dates through 2011. Purchase obligations consist of agreements with third parties to provide co-location services for hosting operations, which do not have contractual payment obligations beyond one year. Except for these hosting service agreements, we generally do not enter into binding purchase commitments.

Qualitative and Quantitative Disclosures About Market Risk

  Foreign Currency Exchange Risk

        Our results of operations and cash flows are subject to fluctuation due to changes in foreign currency exchange rates, particularly changes in the Euro, British pound, Australian dollar and Japanese yen, because our contracts are frequently denominated in local currency. In the future, we may utilize foreign currency forward and option contracts to manage currency exposures. We do not currently have any such contracts in place, nor did we enter into any such contracts during the year ended December 31, 2003 or the six months ended June 30, 2004.

  Interest Rate Sensitivity

        Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our investments, which are primarily cash and cash equivalents, and debt obligations, we believe that there is no material risk of exposure.

BUSINESS

Overview

        We believe we are the leading provider of on-demand software solutions designed to optimize customer service operations for businesses of all sizes, based in part upon a February 2004 report by Gartner, Inc. Our comprehensive customer service solution features a self-learning knowledgebase to ensure accurate and consistent interactions with customers. Our solution is designed to seamlessly support multiple communications channels, including web, interactive voice, e-mail, chat, telephone and proactive outbound e-mail communications, creating a comprehensive record of customer interactions. We offer our solutions through a multi-tenant, hosted on-demand model that reduces the cost and risk associated with deploying traditional enterprise CRM software. To increase the satisfaction and loyalty of our clients, we provide value added services such as business process optimization and product tune-ups throughout the lifecycle of our relationship with our clients. We currently have more than 1,100 active clients across various industries. In the first half of 2004, our on-demand clients serviced more than 212 million customer interactions directly through our customer service solutions, as compared to 109 million customer interactions in the first half of 2003.

Industry Background

  Emergence of On-Demand Applications

        Over the past two decades, businesses have widely adopted enterprise software applications in an effort to improve and automate their business processes. These applications have typically been implemented and deployed on-site, within an organization's internal IT environment. However, realizing the desired benefits and return-on-investment from these applications has been challenging for a number of reasons, including the following:

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  High total cost of ownership.    In addition to the cost of the software applications, businesses deploying traditional enterprise application software must make initial and ongoing investments in underlying IT infrastructure, such as hardware systems, networks, databases, application servers and storage, in order to run the applications. Businesses also need to employ costly IT staff and consultants to deploy, integrate, customize, support and upgrade the applications. Moreover, upgrade and maintenance requirements are typically difficult to anticipate and implement on a cost-effective basis.

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  Lengthy deployment, high complexity and limited utilization.    The growing scope and complexity of enterprise software applications often makes implementation a lengthy and challenging process, frequently lasting from six months to several years. Custom programming is typically required to finish these applications, which extends time to deployment, reduces application reliability and makes future upgrades more difficult. The time and effort required for users to learn to utilize these complex applications also results in high training costs and often limits utilization of available functionality.

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  Limited incentives to ensure on-going client success.    The traditional model for purchasing enterprise applications requires businesses to pay upfront for perpetual use of software before the software is actually deployed and pay a fixed maintenance fee for a specified period of time. This purchasing model may not provide appropriate financial incentive for software vendors to assist their customers in successfully deploying their applications and fully realizing the intended benefits from their investments. The traditional model also limits flexibility in tailoring software purchasing terms to meet a business's specific budget requirements, risk profile or implementation preferences.

        Recent innovations in information technology have created opportunities to address the challenges associated with traditional enterprise applications by delivering software applications in a fundamentally new manner, as "on-demand" services. Businesses can now leverage the widespread availability of the

Internet, open standards for application integration and advances in network availability and security, to access applications on a fully-outsourced basis over the Internet, eliminating the need for custom implementation efforts and investments in on-site hardware and software and greatly simplifying the application delivery process. As a result, businesses can significantly reduce application deployment times, implementation costs, investments in IT infrastructure and ongoing maintenance and support costs.

        Delivering on-demand applications presents a number of technical challenges for traditional enterprise software application vendors. To achieve economies of scale benefits, on-demand applications must use a multi-tenant architecture. A multi-tenant architecture enables thousands of enterprises to securely share the same application infrastructure. In contrast, traditional enterprise software applications hosted by first generation application service providers, or ASPs, are deployed on individual servers and application infrastructures, increasing the cost to the client and impeding economies of scale. Further, enterprise software applications, including those that have been upgraded for Internet web browser-based user access, must be substantially redesigned and re-written to achieve multi-tenant functionality. Even with a multi-tenant architecture, however, clients have unique requirements. On-demand applications need to be easily customizable and configurable to the clients' specific requirements, able to integrate with other enterprise applications and also provide clients with the flexibility to control their applications as if they were deployed on-site, including control and timing of version upgrades and application monitoring.

        In addition to the technology challenges, delivering on-demand applications requires a fundamentally different approach to sales, implementation and support from that employed by traditional enterprise software vendors. Enterprise software vendors generally rely on numerous third-party consultants and resellers in addition to large internal consulting efforts to help distribute and implement their applications. Because the on-demand model reduces the complexity associated with implementation, there is limited demand for consulting-driven distribution strategies. Furthermore, on-demand applications are generally purchased pursuant to term or subscription licenses and renewed at future periods in time, as opposed to being purchased upfront like traditional software purchases. As a result, renewals are likely to be contingent on client satisfaction, and on-demand providers need to assist their clients throughout the lifecycle of a solution to ensure satisfaction and achievement of the return-on-investment.

        We believe the emergence of on-demand applications has the potential to transform the enterprise applications software industry, enabling faster deployment, higher return-on-investment and lower total cost of ownership. We believe the on-demand model also expands the addressable market opportunity for enterprise software by making applications more affordable for divisions of large corporations, middle-market companies and small businesses, which have resisted investing in higher-cost traditional applications. The market for on-demand application services is projected to grow from $665 million in 2003 to $3.6 billion in 2008, a compounded annual growth rate of 41%, according to a May 2004 report by IDC.

  Evolution of the Customer Service Applications Market

        CRM is one of the largest enterprise software application markets. As a result of market pressures and increased competition to acquire and retain customers, businesses have invested billions of dollars in CRM applications to automate the business functions of customer service, sales and marketing. In particular, businesses have invested in customer service solutions to enhance overall customer interactions while reducing the cost to service customers. Because we believe customer service organizations have the most frequent and diverse interactions with customers, as compared to sales or marketing organizations, and servicing customers is generally a personnel-intensive, expensive and manual process, we believe customer service applications can have a significant impact on overall customer relationships and profitability. Moreover, customer service applications can serve as a comprehensive record of customer interactions and integrate with other enterprise systems, such as order processing, inventory, returns, sales systems, service and parts dispatch, to create a single view of the customer. According to a March 2004 report by IDC, the customer service and contact center applications market accounted for $2.6 billion, or 36%, of the $7.2 billion CRM applications market in 2003.

        Over the past decade, businesses have invested in a number of internally-developed and third-party customer service solutions to reduce cost and improve customer satisfaction, but many of these have failed to fully achieve their intended benefits. First-generation customer service software typically focused on automating customer service agent call processing to improve customer service efficiency (for example, increasing the number of calls that an agent could handle in a specified period of time or reducing the amount of time customers wait on hold). With the increased adoption of the Internet, businesses and their customers are increasingly interacting online through web sites, e-mail and chat, creating significantly greater volumes of customer interactions and inquiries. To address these new channels, many businesses have supplemented existing customer service solutions with point solutions to enable such functionality as web self-service and e-mail management. This piecemeal approach has increased the complexity of managing customer service and resulted in multiple, separate customer data repositories that lack a consistent, integrated view of the customer. While both first-generation and more recent customer service applications are typically intended to reduce costs by automating customer service processes, they have generally done little to improve the content and quality of customer service interactions.

  Opportunity for On-Demand Customer Service Solutions

        Customer service applications are well-suited for on-demand delivery because businesses increasingly are interacting with customers over the Internet. With the industry-wide trend toward contact center outsourcing, businesses now often have customer service agents deployed in remote geographies and, as a result, require Internet-based customer service applications that can be easily delivered and accessed globally. Finally, through an on-demand model, businesses can deploy customer service solutions that achieve a lower total cost of ownership and significantly reduce the cost of servicing customers.

        We believe there is a significant opportunity to deliver on-demand customer service solutions to help businesses provide higher quality customer service and achieve demonstrable return-on-investment. As more customer service activity moves online, we believe the on-demand model represents the most effective and efficient approach to delivery of customer service applications. We believe that an on-demand customer service application that provides low total cost of ownership, automates and improves customer interactions and delivers a comprehensive record of customer interactions in a single repository can help businesses increase their overall competitiveness. By leveraging a single view of their customers, businesses can gain greater insight into their customer behavior and proactively anticipate and address customer problems to both improve service and identify new revenue opportunities, rather than simply providing reactive customer service.

Our Solution

        We believe we are the leading provider of on-demand customer service solutions, based in part upon a February 2004 report by Gartner. We offer a full suite of solutions to address the customer service requirements of large, medium and small enterprises. We deliver our solutions through an on-demand model that reduces the cost and risk associated with deploying traditional enterprise CRM software. We currently have more than 1,000 active clients across various industries. In the first quarter of 2004, our on-demand clients serviced more than 102 million customer interactions directly through our customer service solutions, as compared to 53 million customer interactions in the first quarter of 2003.

        Key benefits of our solution for clients include:

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  Reduced cost of customer service.    Our solutions help our clients achieve significant reductions in the cost of customer service by improving the efficiency and effectiveness of customer service organizations, often leading to a reduction in the number of telephone inquiries, inbound e-mails and customer service representatives. Furthermore, our on-demand solutions provide lower total cost of ownership as compared to traditional enterprise applications by reducing required IT investments and staff. Our automated solutions and self-learning knowledgebase help process customer inquiries without human interaction, enable higher levels of self-service and route customer interactions from more expensive channels, such as telephone, to more cost-efficient channels such as web and interactive voice. As a result, we believe that our solutions enable businesses to manage higher levels of customer interaction at lower costs and resolve interactions faster and more efficiently.

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  Enhanced quality of customer service.    Our solutions enable businesses to track and analyze customer interactions across multiple communications channels, enabling enhanced customer service and providing a single view of the customer. Our self-learning knowledgebase provides customer service organizations with real-time access to relevant information to offer effective self-service, better assist their customers, deliver more consistent answers and provide higher service levels. Our proprietary artificial intelligence technologies observe customer inquiries and incorporate the experience of prior customer interactions into the knowledgebase in order to automatically suggest appropriate responses to future customer requests, further enhancing service levels in less time and at a lower cost than traditional, manual-entry approaches for building, organizing and maintaining customer response knowledgebases.

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  Increased flexibility and control.    We offer clients the flexibility to choose from multiple software licensing and deployment options. We provide both term and perpetual licensing options with each option available either as a hosted on-demand solution or as a non-hosted, on-site implementation. In addition, our solution allows for high levels of configurability and ease of integration with other enterprise applications. Our comprehensive hosting management and automated upgrade systems enable our clients to choose, schedule and test upgrades, and monitor their customer service applications.

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  Reduced deployment and lifecycle risks.    Unlike traditional enterprise application software implementations which often last from six months to several years, our average deployment cycle is 45 days. In addition, new features can be easily deployed to existing clients without the need for custom on-site programming, which reduces the risk and length of the upgrade cycle. Our intuitive and easy-to-use interface is designed to reduce training time and increase user adoption. We also offer pilot programs that allow potential clients to evaluate our solutions and confirm the value of our solutions before purchasing. We provide comprehensive services throughout the lifecycle of our client relationships to help them adopt best practices and achieve improvements in their service levels.

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  Improved knowledge of customer trends and preferences.    Because our solutions provide a comprehensive record of customer interactions, our clients can gain a better understanding of their customers' interests, concerns and preferences. Our solutions leverage advanced intelligence capabilities to help our clients increase sales and marketing opportunities and enhance product development efforts. For instance, our clients can identify up-sell and cross-sell opportunities based on a customer's unique history and prior service interactions, track product inquiries to enhance future product development efforts and analyze customer inquiries to identify outbound marketing leads.

Our Strategy

        Our objective is to become the leading global provider of on-demand CRM solutions. Key elements of our strategy to achieve this objective include:

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  Remain intensely focused on our clients' success.    Our renewals-based business model aligns our goals with our clients' goals and provides a continuing incentive for us to maintain high levels of client satisfaction. We believe that this approach enables us to improve client loyalty, enhance our reputation and improve the quality of our solutions. For instance, we collaborate closely with our clients to identify opportunities for future product development that address their evolving requirements. We also work with our clients throughout the lifecycle of our client relationships to help ensure that they realize fully the intended benefits of our solutions. We provide free optimization services, or tune-ups, throughout the deployment of our solutions, and we continually aggregate and disseminate best practices in customer service to our clients.

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  Continue leadership in on-demand application services.    We believe on-demand application services have the potential to enable a fundamental transformation of the enterprise application software industry. We believe we are a leader in the on-demand market and that we have demonstrated technology leadership in multiple areas related to on-demand application services, including multi-tenant architecture, hosting control, user configurability, security and geographically distributed data centers. We intend to continue to help define the market for on-demand applications and continue to extend our leadership position by developing new applications and technologies.

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  Increase client penetration.    We intend to continue expanding our relationships with our existing client base. To date, we have been successful in selling into divisions of large enterprises and then expanding into additional business units within the enterprise. Our on-demand model also enables our clients to rapidly adopt product releases and easily take advantage of new functionality, facilitating up-sell and cross-sell opportunities. We have a dedicated team of account managers who focus on expanded business opportunities within our existing client base.

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  Expand client base.    Our on-demand delivery model enables us to efficiently target clients of all sizes, including large enterprises which historically have deployed on-site highly customized applications, as well as small and medium-sized companies, which have been unable to afford higher-cost traditional CRM applications. We are expanding our marketing and distribution capabilities, including our direct sales effort and vertical industry expertise, to provide broader market coverage and capitalize on the opportunity for customer-centric on-demand applications. We also intend to continue to utilize innovative marketing initiatives to expand our client base, such as our "try before you buy" pilot program, which gives potential clients the ability to use our service on a risk-free trial basis, and our client roundtables, where existing clients host forums with potential clients and exchange ideas about customer service best practices. We intend to continue to explore selective partnerships with complementary vendors such as call center outsourcers and partners that broaden our geographic coverage.

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  Extend CRM product and service offerings.    We believe our on-demand application services have the potential to transform the customer service organization from a cost center to a strategic asset. By providing our clients with a comprehensive and dynamically updated record of customer interactions, we are positioned to help our clients enhance business processes beyond customer service. We intend to further leverage our single view of the customer by delivering new products that provide sales force automation, advanced analytics and marketing automation functionality. We currently are engaged in product development activities directed toward achieving this expanded functionality.

Our Products and Services

        Our suite of customer service solutions is based upon a single application platform that is designed to be easy to implement, use and maintain, that supports multiple customer interaction points in a business' operations, and that integrates seamlessly with traditional enterprise and/or back office applications. We also offer professional services to help our clients optimize the effectiveness of our solutions within their enterprise. Our solutions are available either on a hosted basis, where they are deployed in our co-location facilities and accessed on-demand by our clients, or on a non-hosted basis, where our clients deploy them in their own facilities. Our solutions are generally available in 13 languages.

        The following diagram illustrates how our clients can use the full scope of our on-demand solution to address their customer service and related CRM needs:

  RightNow Service

        RightNow Service is the flagship solution in our suite of customer service solutions and generates approximately 90% of our revenue. At the core of RightNow Service is our self-learning knowledgebase, which provides a comprehensive and unified customer service solution across multiple customer interaction channels, including web, interactive voice, e-mail, chat and telephone. We have developed several proprietary approaches to knowledge management that enable our solution to automatically learn what information is important and relevant without requiring frequent manual intervention of a knowledge expert. In this manner, the knowledgebase structure and content is customer-driven and managed automatically as our solution is used. As a result, our clients are able to serve their customers more efficiently and quickly while providing increased customer satisfaction.

        RightNow Service has the following capabilities that may be combined in a number of different configurations to address the specific business process needs of our clients, and all of which can be integrated with our clients' other mission-critical enterprise applications:

        Web self-service.    Our self-service capability works by enabling our clients to offer a dynamically updated selection of information delivered to customers of our clients over the web. As customers interact with our solution, our proprietary knowledgebase technology automatically prioritizes and organizes answers in the knowledgebase to anticipate future customer questions. If customers are unable to find answers to their questions, they may submit their questions over the web, e-mail their questions, initiate a live chat with a customer service representative, or CSR, or request a telephone callback from a CSR.

        RightNow Voice.    A voice self-service interface allows customers of our clients with the RightNow Service knowledgebase to offer telephone self-service using the same knowledgebase as is used by the web self-service feature. This application uses proprietary technology to provide callers access to frequently asked questions and keyword searching through speech recognition.

        E-mail response management.    Incoming e-mail is processed using our workflow rules engine which determines which types, if any, of automatic responses are to be sent and how the e-mail should be routed internally. Rules may be created based upon the content of the message, information about the sender, information about the sender's company, the emotion of the sender or the language of the message.

        RightNow Live.    Our solution allows customers who have not found the answers to their questions to initiate a real-time, two-way, live text chat or to request a telephone call from a CSR. Co-browsing capabilities provide a live collaboration environment that enables CSRs to interact more efficiently with customers.

        Multi-channel case management.    RightNow Service provides a complete agent desktop to facilitate responses to customer inquiries, regardless of the channel from which the request was made. This component provides, within an Internet web browser-based interface, configurable views of the CSR work queue, all information associated with an inquiry, including a complete interaction history for the inquiry and custom information specified by our client's business process, as well as information on the organization and individual requesting service including prior service history.

        Customer service portal.    Our solution includes a customer service web portal where individual users may set up their account information, access and update their service cases, manage subscriptions to knowledgebase information and access other personalized information that may be made available through RightNow Service.

        Reporting and service analytics.    RightNow Service incorporates a sophisticated real-time management report capability that is fully integrated across multiple customer interaction channels to allow easy tracking, reporting and analysis. This capability includes a flexible interface that offers over 100 standard reports, together with the ability to modify the standard reports or create new reports. The reporting capability also provides exception-based notification features that raise alerts to generate real-time notification upon business events. Once a report is created, our clients may establish a schedule for delivery through e-mail for daily, weekly or monthly automatic reporting.

        Contract management.    This feature allows the creation of service contracts to be associated with an individual or company. Service contracts can be used to control the types of service, days and hours of service and amount of service provided.

        RightNow Metrics.    RightNow Metrics is a survey and measurement tool that allows businesses to design and disseminate custom surveys to external and internal parties to gather information for business decisions and to measure service quality. All survey responses are automatically tabulated and graphed and can then be used by businesses to measure performance, measure reaction to new or improved products, services and programs, identify product and service enhancements, or collect market intelligence on customer demographics.

        RightNow Locator.    RightNow Locator is an Internet-based location finder solution that provides online consumers with maps, driving directions, contact information and other location specific information to facilitate offline transaction completion at a retailer's physical store.

  RightNow Outbound

        RightNow Outbound is an outbound e-mail marketing automation solution that enables marketing organizations and professionals to leverage information about customers and prospects gained from such sources as online inquiries, service interactions, advertisement responses and sales calls, to deliver individualized, targeted e-mail marketing messages. RightNow Outbound also enables customer service organizations to pre-empt service inquiries by proactively targeting customers with relevant, personalized communications. When combined with RightNow Service, clients can also use flexible workflow rules and auto-response capabilities to manage resulting e-mail replies. Like RightNow Service, RightNow Outbound employs a sophisticated real-time management reporting capability that can produce standard reports on such queries as delivery statistics, links by category, mailing details and response statistics.

  Hosting Services and Technical Support

        Our products are available on a hosted basis or can be implemented and maintained by our clients in their own facilities. Our products have been specifically designed to be installed in a hosted fashion in order to minimize implementation requirements and reduce cost of ownership and support. Our Hosting Management System, or HMS, enables businesses to monitor and manage their hosted customer service application. Through HMS, we are able to provide our clients individual control of their site within our hosted environment, including the ability to reliably manage and control their individual upgrade process for new software versions. HMS automatically handles upgrades without system administrator involvement which has allowed us to efficiently and effectively manage thousands of instances of our solution in our hosted environment. Our Hosting Operations Group manages the online delivery of our software, including designing and testing the architecture, establishing and maintaining security policies, constant monitoring of the data center operations and maintaining and upgrading the HMS. As of June 30, 2004, our Hosting Operations Group consisted of 14 full-time employees.

        We serve our clients from two, geographically separate, third-party, hosting co-location facilities located on the East and West coasts of the United States, and a third disaster recovery facility in Montana. We contract with AT&T and SAVVIS Communications Corporation (formerly Cable & Wireless) which provide the co-location facilities on the East and West coasts of the United States, respectively. Under the terms of our arrangements, AT&T and SAVVIS provide the physical space and security, access to the Internet and professional services as requested. We own and operate the hardware and software on which our applications run in the co-location facilities. Our agreements were entered into with one to two year terms with amounts payable monthly. We currently have less than 12 months remaining on each contract, at which time we will seek to renew the contracts on comparable terms. The two co-location facilities are designed to withstand earthquakes and are supported by on-site backup generators in the event of power failures. To facilitate loss recovery, we operate a multi-tiered system configuration with load balanced web server pools, replicated database servers and fault tolerant storage devices. We perform both real-time and nightly backups, and maintain multiple backups. Every hosted site is secured by redundant firewalls, constant monitoring and physically secured buildings with cameras, recorded tapes, biometric access screening, escort-controlled access, intrusion detection systems and guards.

        Our multi-tenant architecture is capable of supporting many different versions of our solution running on the same system and database server. In multi-tenancy, security is of critical importance. We ensure the security of our client's implementation by using separate data stores for each client and operating system level controls to ensure that one client cannot gain access to another's installation.

        Our Technical Support Group assists our clients in upgrades, troubleshooting and promoting client self-sufficiency. As of June 30, 2004, our Technical Support Group consisted of 32 full-time employees located in North America, Europe and Australia. The Japanese market is supported through a partner located in Japan. Certain European partners provide first level technical support for their market as well.

        Additionally, we have developed a proprietary business activity monitoring system called the "Customer Service Index." Key vital signs of our clients' customer service operations are monitored daily and translated into a 0-100 score. These scores are made available to all members of our support and sales organizations to monitor the on-going success of every customers' use of our solution.

  Professional Services

        Our Professional Services Group provides consulting, education and development services. The group's consultants, trainers, project managers and application engineers help our clients achieve significant business benefit from our solution through a process of guided discovery, rapid prototyping, testing and deployment. By complementing our client's project team with our product experts, we are able to quickly move our solutions into production, allowing our clients to see a faster return on their investment. Our average deployment timeframe is 45 days.

        We offer consulting and implementation services to our clients to facilitate the adoption of our products and solutions. We also provide tune-up services to our clients which consist of an audit of their solution against our library of best practices. We score each one of our client sites on how well they take advantage of our best practices and then make recommendations on which best practices (specific to their solution) they should implement to improve their performance. Our education program consists of a variety of traditional classroom, computer-based and remote education tailored to our client's needs. We also offer customization services that allow our clients to tailor our application to meet their unique business needs through the use of our extensible markup language application programming interfaces, or XML APIs, and custom tabs. These functions use common web services standards to integrate with other applications, including customer relationship management, enterprise resource planning, computer telephony integration, system configuration management and e-commerce applications. As of June 30, 2004, our Professional Services Group consisted of 48 full-time employees.

Sales and Marketing

        We sell our products primarily through our direct sales organization and to a lesser extent through indirect channels. Our direct sales organization is separated into new business and installed base sales groups. In our new business sales group, we employ personnel to make initial calls to potential clients and qualify client leads and direct sales representatives to close sales with clients and assist our client support group in implementation. Our installed base sales organization focuses on managing existing client relationships, further penetrating those relationships and cross-selling and up-selling into those relationships. As of June 30, 2004, our sales department consisted of 117 full-time employees. We currently have regional field operations offices in Montana, Texas, California, New Jersey, England and Australia, and a sales liaison office in Japan. See Note 1(e) of Notes to Consolidated Financial Statements for more information regarding our geographic areas.

        We offer pilot programs whereby a prospective client can deploy our full solution suite to either a test group or their entire customer base to ensure our solutions meet their needs prior to committing to any license fees. A pilot program typically lasts 30 to 60 days. The prospective client's objectives are quantified and results measured during the period. As a result of this program, we believe we have experienced shorter sales cycles, higher closure rates and larger deal sizes.

        Our indirect channels consist primarily of relationships with resellers of our solutions. At June 30, 2004, we had relationships with over 30 indirect channel distributors. Domestically, our indirect channel consists primarily of relationships with outsourcers and referral partners who refer leads to us. Outsourcers represent a developing indirect channel for our solutions that we intend to expand and we currently have relationships with several outsourcers, including Convergys, ICT and KPN/SNT. We have dedicated staff in our sales organization calling on and servicing these partners. In the future, we intend to establish additional strategic relationships with vertical market distribution partners, telephony infrastructure partners, fulfillment partners and independent software vendor/original equipment manufacturing partners in adjacent markets. In international markets where we do not have a direct selling presence, we rely on system integrators and resellers to sell our solutions. This strategy is primarily employed in Europe, New Zealand and Asia. We intend to continue to broaden our distribution to the Japanese market through resellers. We also have partners in Europe, including Dimension Data, Siemens and Unisys who provide sales coverage for certain European countries. We intend to expand our European partner channel in countries where we do not have a local presence.

        Our marketing department coordinates future product and service direction, manages generation of client leads, and manages public and industry analyst relations. Our marketing department consisted of 31 full-time employees as of June 30, 2004. We conduct ongoing media, public relations, direct mail and

e-mail campaigns, develop and place Internet and traditional advertising, develop and maintain our web site, and develop sales tools such as product brochures. We also conduct seminars and product launch events, participate in trade shows, marketing events and industry conferences, publish white papers relating to CRM issues, and develop client reference programs, such as client case studies.

        We also have developed and will continue to expand innovative marketing initiatives to expand our client base, such as our client roundtables, where existing clients host forums with potential clients and exchange ideas about customer service best practices.

Clients

        As of June 30, 2004, we had more than 1,100 active clients in various industries, including technology, financial and insurance, consumer products, telecommunications and travel and hospitality, as well as government agencies and educational institutions. For the year ended December 31, 2003 and for the six months ended June 30, 2004, approximately 41% of our revenue was generated from entities with over $1 billion in annual revenue, 50% of our revenue was generated from entities with less than $1 billion in annual revenue and 9% of our revenue was generated from government/educational institutions. No single client accounted for more than 5% of our revenue in the year ended December 31, 2003 or in the six months ended June 30, 2004. Below is a representative list of our active clients as of June 30, 2004, in each major industry category we serve, whose purchases have generally been among our larger transaction sizes.

Clients with Annual Revenue of

Industry	Over $1 Billion	Less than $1 Billion

Technology	Cisco Systems, Inc. Convergys Corporation Electronic Arts, Inc. International Business Machines Corporation Motorola, Inc.	Activision, Inc. Adaptec, Inc. Alienware Corporation Internet Security Systems, Inc. RealNetworks, Inc.

Financial and Insurance	AFLAC Incorporated American International Group, Inc. GroupHealth Cooperative of Puget Sound Reuters Group PLC TransUnion LLC	AmeriCredit Corp. Pacific Capital Bancorp Reserve Bank of New Zealand Trustmark Corporation Veterinary Pet Insurance, Inc.

Consumer Products	A.O. Smith Water Products Company Jones Apparel Group, Inc. Nikon Corporation The Procter & Gamble Company Sony Corporation	LeapFrog Enterprises, Inc. Pinnacle Systems, Inc. Remington Arms Company, Inc. Skechers U.S.A., Inc. Specialized Bicycle Components Inc.

Telecommunications	Belgacom Skynet SA NV British Telecom Plc Qwest Communications International Inc. Sprint Corporation T-Mobile USA, Inc.	Ditech Communications Corp. Inter-Tel, Inc. Nuvox Communications Corp. Sunrise Telecom Incorporated TDS Telecommunications Corporation

Travel and Hospitality	Air Canada Air New Zealand Limited British Airways Plc Lufthansa Cargo AG Swiss International Airlines, Ltd.	AAA Automobile Club of New York Inc. Hawaiian Airlines, Inc. Midwest Express Airlines, Inc. Orbitz, Inc. Travelocity.com L.P.

Not Segmented by Revenue Size

Government and Education	Air Force Personnel Center The Australian National University Medicare.gov Rotherham Metropolitan Borough Council Department of Veterans Affairs	Administration for Children and Families Federal Aviation Administration Health and Human Services Social Security Administration University of Houston

Product Development and Technology

        Our product development efforts are focused on improving and enhancing our existing solutions and service offerings as well as developing new proprietary technology. Our product development philosophy incorporates our long-term strategic view of our market and incorporates customer feedback to improve and enhance our products. We currently are developing products and solutions to broaden our offerings within customer service and other segments of the CRM market. We have an applied research group that focuses on knowledgebase, artificial intelligence and novel applications of current research for use within our solutions. Although we allow our clients to run multiple versions of our software, our development efforts are focused on the current and future releases of our products. Our research and development expenses totaled approximately $3.6 million in the six months ended June 30, 2004, $5.9 million in 2003, $4.1 million in 2002 and $4.6 million in 2001. As of June 30, 2004, our product development department consisted of 83 full-time employees.

        We believe we have significant technology expertise in developing and deploying highly scalable and reliable on-demand customer service applications. All of our products have been designed using industry standards for the Internet and are designed to meet the following goals: cost efficient deployment, highly configurable, scaleable, easily integrated, multi-tenant and capable of being internationalized. The following architectural components form the foundation for the delivery of a variety of features within our solution:

        Self-learning Knowledgebase.    Knowledgebase technologies are used within our solution to provide self-service and automatic e-mail response to users and as an automated assistant for our clients' CSRs. Core technologies in the area of the knowledgebase include automatic learning and decay of the relevancy and relatedness of information, natural language processing, word-stemming algorithms, information clustering and classification algorithms, and information retrieval technologies.

        Integration with Other Enterprise Applications.    Our hosted and non-hosted clients are able to integrate our solution with their other mission-critical enterprise applications through several techniques, including: web services that provide a real-time, two-way, web-based XML API; application level triggers that raise real-time events to trigger integration actions with other systems; user interface "custom tabs" that allow the integration of other applications into our solution; and "pass through" authentication that allows our solution to inherit user credentials from other applications to identify and enforce access to our clients' web sites. In addition, pre-packaged connectors are available for integration with other third-party applications.

        User Interface.    Although our user interface is based upon an industry standard Internet web browser, we have developed techniques to deliver a look and feel similar to the thick client user interfaces utilized in traditional client/server products. This includes support for functionality not normally associated with web browser interfaces such as graphical drag and drop, cascading menus, and efficient pop-up dialogs. We also have removed the typical performance concerns associated with browser-based applications by eliminating visible page turns and their associated delays. Consequently, our clients benefit from the ease of administration and maintenance of a web application while still enjoying the user experience of a locally-installed desktop application.

        Software Architecture.    Our solution has been developed using a logical three-tier Internet architecture consisting of presentation, application logic and data management layers. Because of the tiered separation, our solution is highly scalable, allowing expansion at the presentation and application logic tiers and at the data management tier. We have experience deploying our solution in highly available, highly scalable, load-balanced web server and clustered database server configurations. We support most commonly available operating systems (Linux, Sun Solaris, Microsoft Windows Server) and databases (Oracle, Microsoft SQL Server, MySQL).

Intellectual Property

        Our success depends to a significant degree upon the development and protection of our software and other proprietary technology rights. We believe we have a strong base of intellectual property, including three issued and nine pending U.S. patents, five corresponding patent applications in the United Kingdom, three U.S. trademark registrations, five pending U.S. trademark application, nine foreign trademark registrations and two pending foreign trademark applications. The majority of our patent applications concern our knowledgebase technology, including processes relating to the relative usefulness ranking and the order of display of retrieved information in the knowledgebase; the ability of the knowledgebase to suggest related information to a user accessing the knowledgebase; and the ability of the knowledgebase to produce a relational map of help information items based on the historical usage patterns of customers accessing the knowledgebase.

        Each of our three issued U.S. patents covers processes or designs important to RightNow Service:

        Implicit Rating of Retrieved Information in an Information Search System.    This process relates to an information search and retrieval system through a network, such as the Internet, in which the relative usefulness ranking and the order of display of the retrieved information in the knowledgebase is adjusted based on actions taken by a user. This patent continues until April 13, 2020.

        Temporal Updates of Relevancy Rating of Retrieved Information in an Information Search System.    This process relates to an information search and retrieval system through a network, such as the Internet, in which the relative usefulness ranking and the order of display of the retrieved information in the knowledgebase is adjusted based on the amount of time elapsed since the particular information was last accessed. This patent continues until April 13, 2020.

        Display Screen for a Computer.    This is a design patent relating to the user interface to our software. This patent continues until March 4, 2016.

        Our three registered trademarks in the United States are RIGHTNOW, RIGHTNOW TECHNOLOGIES (stylized) and SMARTASSISTANT. Each of these marks is important to RightNow Service. We use our "RightNow" mark as a descriptor of all of our products. These marks continue indefinitely subject to continuous use and payment of registration fees at the statutorily required intervals. We also use the common law trademarks "Locator," "RightNow Metrics," "RightNow Outbound," "RightNow Service," and "SmartConversion." Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective holders.

        We also incorporate a number of third party software products into RightNow Service pursuant to relevant licenses. Some of the software is proprietary and some is open source. We use third party software for, among other things, spell checking certain foreign languages, improving graphics in our analytics module, language parsing, and locating and indexing documents on websites. These functions are peripheral in nature, we are not substantially dependent upon these third party software licenses and we believe the licensed software is generally replaceable, by either licensing or purchasing similar software from another vendor or building the software function ourselves.

Competition

        The CRM software market consists of three separate market segments: (1) customer service, (2) sales force automation and (3) marketing automation. Within this segmentation, vendors are offering solutions through either on-demand or traditional on-premise delivery methods. We compete in the customer service segment of the CRM software market, and believe that we are the leader in on-demand customer service within that market.

        The market for customer service solutions is highly competitive and fragmented, and is subject to rapidly changing technology, shifting client requirements, frequent introductions of new products and services, and increased marketing activities of other industry participants. We expect the intensity of competition to increase in the future as existing competitors continue to develop their capabilities, as new companies enter our market and as we expand into broader CRM markets.

        We face competition from other companies currently providing customer service solutions, some of whom offer hosted services, including Amdocs Limited, BMC Software Corporation, E.piphany, Inc., eGain Communications Corporation, FrontRange Solutions, Inc., IBM Corporation, Kana Software, Inc., Microsoft Corporation, Oracle Corporation, PeopleSoft, Inc., SAP AG, salesforce.com, inc. and Siebel Systems, Inc. We also expect to compete with these and other companies as we expand into other segments of the CRM market, and as they and others expand into the customer service segment. In addition, our solutions compete with CRM systems that are developed and maintained internally by businesses, as well as CRM products or services that are developed, or bundled with other products or services, and installed on a client's premises by software vendors. We also face competition from outsourced contact center providers who bundle solutions and agent labor in their service offerings. To the extent our competitors have an existing relationship with a potential client, that client may be unwilling to switch vendors due to the time and financial commitments already made with our competitors.

        Many of our current and potential competitors have longer operating histories and larger presence in the general CRM market, greater name recognition, access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, such competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or client requirements or devote greater resources to the promotion and sale of their products than we can. In addition, many of our current and potential competitors have established or may establish business, financial or strategic relationships among themselves or with existing or potential clients, alliance partners or other third parties, or may combine and consolidate to become more formidable competitors with better resources.

        New companies are entering the CRM software market, the on-demand applications market and the on-demand CRM market, or expanding from any one of these markets to the others. We expect that new competitors, such as enterprise software vendors and online service providers that have traditionally focused on enterprise resource planning or back office applications, will continue to enter the on-demand CRM market with competing products as the on-demand CRM market develops and matures. It is possible that these new competitors could rapidly acquire significant market share.

        We believe the principal factors that generally determine a company's competitive advantage in the on-demand customer service and broader CRM markets include the following:

  •
  Low total cost of ownership and easily demonstrable cost-effective benefits for clients;

  •
  Effectiveness in improving the quality of clients' customer service departments;

  •
  Broad product functionality to meet complex client process requirements;

  •
  Speed and ease of implementation;

  •
  Ease of use and associated high rates of utilization;

  •
  System performance, security, scalability, flexibility and reliability;

  •
  Ease of integration with existing applications and data;

  •
  Availability and quality of implementation, consulting and education services;

  •
  Quality of client care;

  •
  Competitive sales and marketing capabilities; and

  •
  Financial stability and reputation of the vendor.

        We can not assure you that we will be successful in all or any of these areas that we believe contribute to competitive advantage, or that we will be able to compete successfully against current or potential competitors, or that competition will not have a material adverse effect on our business, financial condition and results of operations.

Employees

        As of June 30, 2004, we had 354 full-time employees. Of the total full-time employees, we had 148 in sales and marketing, 83 in software development, 48 in professional services, 32 in technical support, 29 in finance and administration and 14 in hosting operations. None of our employees is represented by a labor union. We believe that our relationship with our employees is good.

Facilities

        Our corporate headquarters, including our principal administrative, marketing, technical support and research and development facilities, are located in Bozeman, Montana, where we lease approximately 30,000 square feet with a term that expires in March 2011, and approximately 13,000 square feet under two leases with terms that expire in March and April 2005. We plan to enter into a five-year lease for approximately 12,000 square feet of additional office space in Bozeman, Montana, that will be available in approximately one year. We also currently occupy a number of domestic and international sales and service offices in California, New Jersey, Texas, Australia and the United Kingdom, where we lease an aggregate of approximately 19,000 square feet under multiple leases, one of which has a month-to-month term and the others of which have terms that expire between December 2004 and March 2007. In July 2004, we entered into a five-year lease for approximately 3,000 square feet of additional office space in New Jersey that will be available in approximately one month. We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations. See Note 7(a) to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments" for information regarding our lease obligations.

Legal Proceedings

        We currently are not subject to any material legal proceedings; however, we have been and may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages, as of June 30, 2004 are as follows:

Name	Age	Position
Greg R. Gianforte	43	Chairman, Chief Executive Officer and President
Susan J. Carstensen	42	Chief Financial Officer, Vice President, Treasurer and Assistant Secretary
Peter P. Dunning	52	Executive Vice President of Worldwide Field Operations
Sean C. Forbes	35	Vice President of Marketing and Business Development
Michael A. Myer	37	Vice President of Product Development
Alan A. Rassaby	48	Vice President of Legal and Risk Management, General Counsel and Secretary
Richard E. Allen(1)(2)	47	Director
Gregory M. Avis(1)(3)	45	Director
Roger L. Evans(2)(3)	59	Director
William J. Lansing(3)	46	Director
Margaret L. Taylor(1)(2)	53	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Member of Nomination and Governance Committee

        Greg R. Gianforte is our founder, Chairman, Chief Executive Officer and President. Prior to founding RightNow in September 1995, he was the Vice President of North American Sales of Network Associates, Inc. (formerly McAfee Associates, Inc.), a provider of network security and tools. Before joining McAfee Associates, Mr. Gianforte founded Brightwork Development, a developer of network management applications, in 1986, and served as President of Brightwork until 1994 when Brightwork was acquired by McAfee Associates. Mr. Gianforte also is a member of Genesis Partners, LLC, from whom we lease our principal offices. Mr. Gianforte holds a B.E. degree in electrical engineering and an M.S. degree in computer science from Stevens Institute of Technology.

        Susan J. Carstensen has been our Chief Financial Officer, Vice President and Treasurer since October 1999 and our Assistant Secretary since October 2003. She served as one of our directors from October 1999 to April 2000 and as our Secretary from October 1999 to October 2003. From 1995 to October 1999, Ms. Carstensen held various positions in finance and audit at Powerhouse Technologies, Inc., a diversified gaming technology company, including Chief Financial Officer from 1997 until June 1999. Prior to joining Powerhouse, Ms. Carstensen spent three years in financial management for Martin Marietta Astronautics Group, an aerospace and defense contractor, and six years before that at Ernst & Young LLP. Ms. Carstensen is a Certified Public Accountant and holds B.S. and B.A. degrees in business administration and political science from Montana State University.

        Peter P. Dunning has been our Executive Vice President of Worldwide Field Operations since August 2003. Prior to joining us, he was Executive Vice President and General Manager for the Americas of S1 Corporation, a financial services software provider, from 2002 to July 2003, President, Chairman and Chief Executive Officer of Omnexus, NV, an online marketplace company, from 2001 to January 2002, and President and Chief Executive Officer of Facility Pro.com, an online marketplace company, from 1999 to

January 2001. From 1998 to October 1999, Mr. Dunning was Senior Vice President of Vertical Markets at Oracle Corporation and from 1990 to 1997, he was Executive Vice President of the Global Accounts Group at SAP Corporation. Mr. Dunning holds a Bachelor of Business Administration degree from the University of Georgia.

        Sean C. Forbes has been our Vice President of Marketing and Business Development since November 2001. Prior to joining us, he was Vice President of Business Development for Trilogy Software, Inc., a provider of configuration software, from 1998 to November 2001. Before Trilogy, Mr. Forbes was a consultant in the Private Equity Group of Bain & Company from 1996 to September 1998. Mr. Forbes is a decorated veteran of the United States Navy where he was a Surface Warfare Officer. Mr. Forbes holds a B.S. degree in mechanical and aerospace engineering from Cornell University and an M.B.A. degree from Harvard University.

        Michael A. Myer has been our Vice President of Product Development since August 2000 and prior to that served as our Director of Product Development from August 1998. From 1987 to August 1998, Mr. Myer held various positions in computer research and product development with AT&T Corp., Lucent Technologies (previously a subsidiary of AT&T Corp.) and Bell Labs Research, all telephony-related companies. Mr. Myer holds M.S. and B.S. degrees in computer science from Rutgers University and an A.S. degree in computer science from Penn State University.

        Alan A. Rassaby has been our General Counsel and Secretary since October 2003 and our Vice President of Legal and Risk Management since June 2000. From 1998 to February 2000, Mr. Rassaby was the Senior Vice President, Legal and Administration for Powerhouse Technologies, Inc., a diversified gaming technology company, and Senior Vice President and General Counsel of Anchor Gaming, after Anchor's acquisition of Powerhouse. Prior to joining Powerhouse, Mr. Rassaby was a partner in the Australian law firm of Phillips Fox Lawyers from 1994 to December 1998. Mr. Rassaby holds Arts and Law degrees from the University of New South Wales in Australia and a Master of Laws from the London School of Economics and Political Science of London University. He is a member of the State Bars of Victoria and New South Wales in Australia, and of Oregon in the United States.

        Richard E. Allen has served on our board of directors since May 2004. Mr. Allen was the Chief Financial Officer of J.D. Edwards & Co. (now PeopleSoft, Inc.), an enterprise application software company, from January 1990 to August 2003, and had held several senior management positions and titles since joining J.D. Edwards in August 1985. Mr. Allen served as a member of J.D. Edwards' board of directors from September 1991 to July 2003. Prior to joining J.D. Edwards, Mr. Allen served as controller for Luff Exploration, an oil and gas exploration and production company, from 1982 to 1985, and as a senior accountant with Coopers & Lybrand, a public accounting firm, from 1979 to 1982. Mr. Allen holds a B.A. degree in business administration with a concentration in accounting from Colorado State University.

        Gregory M. Avis has served on our board of directors since December 2000. Mr. Avis has been a managing partner of Summit Partners, a private equity and venture capital firm, since 1990. Mr. Avis also serves on the board of directors of Ditech Communications Corporation, a telecommunications products developer, IMPAC Medical Systems, Inc., a provider of software and services to oncology practices, and serves on the board of directors of several privately held companies. Mr. Avis holds a B.A. degree, cum laude, in political economy from Williams College and an M.B.A. degree with Distinction from Harvard University.

        Roger L. Evans has served on our board of directors since December 1999. Mr. Evans has been associated with Greylock, a venture capital firm, since 1989, and has been a general partner of Greylock Partners since 1991. Prior to joining Greylock, he served as President and Chief Executive Officer of Micom Systems, Inc., a data communications equipment manufacturer, which he co-founded in 1976. Mr. Evans also serves on the board of directors of Copper Mountain Networks, Inc., a provider of digital subscriber line networking systems, and serves on the board of directors of several privately held companies. Mr. Evans holds an M.A. degree in economics from King's College in Cambridge, England.

        William J. Lansing has served on our board of directors since April 2000. Mr. Lansing has been Chief Executive Officer, President and a director of ValueVision Media, Inc., a direct marketing company, since December 2003. Mr. Lansing was a general partner of General Atlantic Partners, LLC, a private equity investment firm, from 2001 to December 2003. From 2000 to September 2001, Mr. Lansing was the Chief Executive Officer and a director of NBC Internet, Inc., an Internet portal company. From 1998 to March 2000, Mr. Lansing served in various positions for Fingerhut Companies, Inc., a direct marketing company, including President and Chief Executive Officer. From November 1996 to May 1998, Mr. Lansing served as Vice President of Corporate Business Development for General Electric Corp. and was a member of General Electric's Corporate Executive Council. From January 1996 to October 1996, he served as Chief Operating Officer of Prodigy, Inc., an online service company. From 1986 through 1995, Mr. Lansing was first an associate and later a principal at McKinsey & Co., a management consulting company. In addition to serving on the board of directors of ValueVision Media, Mr. Lansing serves on the board of directors of Digital River, Inc., an electronic commerce solutions provider. Mr. Lansing holds a B.A. degree in English from Wesleyan University and a J.D. degree from Georgetown University.

        Margaret L. Taylor has served on our board of directors since April 2000. Ms. Taylor has served as President of PeopleSoft Investments, Inc., a subsidiary of PeopleSoft, Inc., a provider of enterprise application software, since December 1999, as managing partner of B3Ventures, an investment management firm, since November 1999, and as President of Nevada Pacific Development Corp., a consulting services firm, from 2000 to 2003. From 1999 to 2001, Ms. Taylor served as the Chief Executive Officer of Venture Builders, LLC, a consulting company for start-up businesses. From 1989 to 1999, Ms. Taylor was the Senior Vice President of PeopleSoft. Prior to joining PeopleSoft in 1989, she served in various management positions for The Hibernia Bank of San Francisco, California and the Bank of California. Ms. Taylor also serves on the board of directors of Fair Isaac Corporation, a decision analytics company, and serves on the board of directors of two privately held companies. Ms. Taylor holds a B.A. degree in communications and psychology from Lone Mountain College.

        In connection with its investment in us in December 1999, Greylock was given the right to elect one person to be a member of our board of directors. Mr. Evans was initially appointed to our board of directors by Greylock in December 1999. At the closing of this offering, Greylock's right to appoint a member of our board of directors will terminate. In connection with its investment in us in December 2000, Summit Partners was given the right to elect one person to be a member of our board of directors. Mr. Avis was initially appointed to our board of directors by Summit Partners in December 2000. At the closing of this offering, Summit's right to appoint a member of our board of directors will terminate.

        Our executive officers are elected by our board of directors on an annual basis and serve at the discretion of our board of directors until their successors have been duly elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Corporate Governance and Board Composition

        Corporate governance is a system that allocates duties and authority among a company's stockholders, board of directors and management. The stockholders elect the board and vote on extraordinary matters; the board is the company's governing body, responsible for hiring, overseeing and evaluating management, particularly the Chief Executive Officer; and management runs the company's day-to-day operations. Our board of directors is comprised of at least a majority of independent directors, and believes that it is useful and appropriate to have our Chief Executive Officer also serve as our Chairman of the Board.

        Classification of Directors.    Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. Messrs. Gianforte and Avis have been designated Class I directors whose terms expire at the 2004 annual meeting of stockholders. Messrs. Evans and Lansing have been designated Class II directors whose terms expire at the 2005 annual meeting of stockholders. Mr. Allen and Ms. Taylor have been designated Class III directors whose terms expire at the 2006 annual meeting of stockholders. Mr. Allen was appointed by our directors to fill a vacancy on our board of directors. For more information on the classified board, see "Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law."

        Independent Directors.    Each of our directors other than Mr. Gianforte qualifies as an independent director in accordance with the published listing requirements of the Nasdaq Stock Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not also one of our employees and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management.

        Board Structure and Committees.    Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee. Our board of directors and its committees set schedules to meet throughout the year, and also can hold special meetings and act by written consent from time to time as appropriate. The independent directors of our board of directors also will hold separate regularly scheduled executive session meetings at least twice a year at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the Nasdaq standards described above. Each committee of our board of directors has a written charter approved by our board of directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, copies of each charter will be posted on our web site at http://www.rightnow.com under the Investor Relations section. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

        Audit Committee.    The audit committee of our board of directors reviews and monitors our corporate financial statements and reporting and our internal and external audits, including, among other things, our internal controls and audit functions, the results and scope of the annual audit and other services provided by our independent auditors and our compliance with legal matters that have a significant impact on our financial statements. Our audit committee also consults with our management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, and has established such procedures to become effective upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, our audit committee is directly responsible for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. All related party transactions will be approved by our audit committee before we enter into them. The current members of our audit committee are Messrs. Allen and Avis and Ms. Taylor.

        In addition to qualifying as independent under the Nasdaq rules, each member of our audit committee can read and has an understanding of fundamental financial statements, and each will, after this offering, qualify as independent under special standards established by the SEC for members of audit committees.

        Our audit committee includes at least one member who has been determined by our board of directors to meet the qualifications of an audit committee financial expert in accordance with SEC rules. Mr. Allen is the independent director who has been determined to be an audit committee financial expert. This designation is a disclosure requirement of the SEC related to Mr. Allen's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Allen any duties, obligations or liability that are greater than are generally imposed on him as a member of our audit committee and our board of directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of our audit committee or board of directors.

        Compensation Committee.    The compensation committee of our board of directors reviews and approves our compensation policies and all forms of compensation to be provided to our executive officers and directors, including, among other things, annual salaries, bonuses, and stock option and other incentive compensation arrangements. In addition, our compensation committee will administer our stock option plans, including reviewing and granting stock options, with respect to our executive officers and directors, and may from time to time assist our board of directors in administering our stock option plans with respect to all of our other employees. Our compensation committee also reviews and approves various other of our compensation policies and matters. The current members of our compensation committee are Messrs. Allen and Evans and Ms. Taylor.

        Nomination and Governance Committee.    The nomination and governance committee of our board of directors will review and report to our board of directors on a periodic basis with regard to matters of corporate governance, and will review, assess and make recommendations on the effectiveness of our corporate governance policies. In addition, our nomination and governance committee will review and make recommendations to our board of directors regarding the size and composition of our board of directors and the appropriate qualities and skills required of our directors in the context of the then current make-up of our board of directors. This will include an assessment of each candidate's independence, personal and professional integrity, financial literacy or other professional or business experience relevant to an understanding of our business, ability to think and act independently and with sound judgment, and ability to serve our and our stockholders' long-term interests. These factors, and others as considered useful by our nomination and governance committee, will be reviewed in the context of an assessment of the perceived needs of our board of directors at a particular point in time. As a result, the priorities and emphasis of our nomination and governance committee and of our board of directors may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective directors.

        Our nomination and governance committee will establish procedures for the nomination process and lead the search for, select and recommend candidates for election to our board of directors (subject to legal rights, if any, of third parties to nominate or appoint directors). Consideration of new director candidates typically will involve a series of committee discussions, review of information concerning candidates and interviews with selected candidates. Candidates for nomination to our board of directors typically have been suggested by other members of our board of directors or by our executive officers. From time to time, our nomination and governance committee may engage the services of a third-party search firm to identify director candidates. Mr. Allen was initially suggested as a candidate by a member of our management, Mr. Avis and Mr. Evans were initially suggested as candidates by certain of our stockholders, Mr. Lansing was initially suggested as a candidate by an external service provider, Ms. Taylor was initially suggested as a candidate by one of our stockholders and another member of our board of directors, and Mr. Gianforte is our founder. Prior to this offering, candidates for election to our board of directors were recommended directly to our board of directors for selection. After this offering, our nomination and governance committee will select the candidates for election to our board of directors. Our nomination and governance committee will consider candidates proposed in writing by stockholders, provided such proposal meets the eligibility requirements for submitting stockholder proposals for inclusion in our next proxy statement and is accompanied by certain required information about the candidate. Candidates proposed by stockholders will be evaluated by our nomination and governance committee using the same criteria as for all other candidates. The members of our nomination and governance committee are Messrs. Avis, Evans and Lansing.

        Code of Ethics and Business Conduct.    Our board of directors has adopted a code of ethics and business conduct that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, and that will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and directors. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of ethics and business conduct will be posted on our web site at http://www.rightnow.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), at the same location on our web site identified above and also in a Current Report on Form 8-K within four business days following the date of such amendment or waiver. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Director Compensation and Other Arrangements

        We currently do not provide our directors with cash compensation for their services as members of our board of directors or any committee of our board of directors, but we have a policy to reimburse directors for reasonable expenses incurred in connection with their attendance at board and committee meetings. Under our 2004 Equity Incentive Plan, non-employee directors will be granted an option to purchase 30,000 shares of our common stock upon appointment to our board of directors, vesting in equal installments quarterly over three years. At each annual stockholders' meeting, each non-employee director who has not received an initial grant as described above during the same calendar year will receive an immediately vested automatic option grant to purchase 15,000 shares of common stock and each of our committee chairs who has not received an initial grant as described above during the same calendar year will receive an additional immediately vested automatic option grant to purchase 5,000 shares of common stock. Each such option granted will have an exercise price per share equal to the fair market value of our common stock on the grant date, and will have a maximum term of ten years.

        Each of Messrs. Avis, Evans and Lansing and Ms. Taylor was automatically granted options to purchase 15,000 shares of our common stock in June 2004, 5,000 shares of our common stock in June 2003, 3,333 shares in June 2002 and 13,333 shares in August 2001, under our 1998 Long-Term Incentive and Stock Option Plan. In addition, each of Mr. Lansing and Ms. Taylor was automatically granted options to purchase an additional 5,000 shares of our common stock in June 2004. These options are fully vested and immediately exercisable at the date of this prospectus and have an exercise price of $1.50 per share, except for the options granted in June 2004 which have an exercise price of $7.43 per share. Our board of directors granted an option to purchase 30,000 shares of our common stock in May 2004 to Mr. Allen, under our 1998 Long-Term Incentive and Stock Option Plan, in connection with his appointment to our board of directors. This option vests and becomes exercisable in twelve installments of 2,500 shares every three months from the date of grant, and has an exercise price of $6.375 per share. After this offering, future grants to directors will be made under our 2004 Equity Incentive Plan. See "—Employee Benefit Plans."

Compensation Committee Interlocks and Insider Participation

        During 2003, the compensation committee of our board of directors consisted of Mr. Evans, Robert J. Ryan, one of our former directors, and Ms. Taylor, none of whom has at any time been one of our officers or employees or an officer or employee of any of our subsidiaries. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Executive Compensation

        The following table provides certain information regarding compensation paid or earned for services rendered to us and our subsidiaries in all capacities during the year ended December 31, 2003 by our Chief Executive Officer and each of our other four most highly compensated executive officers whose annual salary and bonus exceeded $100,000 during the year ended December 31, 2003. These individuals collectively are referred to in this prospectus as our named executive officers. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2003 have been excluded by reason of their termination of employment or change in executive status during that year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
				Other Annual Compensation ($)(1)
Name and Principal Positions	Year	Salary ($)	Bonus ($)		Securities Underlying Options (#)
Greg R. Gianforte Chairman, Chief Executive Officer and President	2003	$175,000	$142,933	$5,589	—
Susan J. Carstensen Chief Financial Officer, Vice President, Treasurer and Assistant Secretary	2003	150,000	51,398	6,061	133,333
Sean C. Forbes Vice President of Marketing and Business Development	2003	175,000	97,338	5,150	—
Michael A. Myer Vice President of Development	2003	150,000	53,008	6,090	—
Alan A. Rassaby Vice President, General Counsel and Secretary	2003	150,000	43,806	—	133,331

(1)
Consists of matching contributions by us under our 401(k) plan. Employees vest in the employer matching contribution in four equal annual installments over a four-year period.

Stock Options

        The following table provides certain information concerning the stock options granted to each of our named executive officers in 2003. All grants were made under the 1998 Long-Term Incentive and Stock Option Plan. No stock option grants were made to Messrs. Gianforte, Forbes or Meyer in 2003. No stock appreciation rights were granted to any of our named executive officers in 2003.

Option Grants in 2003

	Individual Grants
	Number of Securities Underlying Options Granted(#)(2)	Percent of Total Options Granted to Employees in 2003(3)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
			Exercise Price Per Share ($/Sh)(4)
Name				Expiration Date
					5%($)	10%($)
Susan J. Carstensen	133,333	10.5%	$1.50	1/29/2013	$1,971,855	$3,258,315
Alan A. Rassaby	33,332	2.6	1.50	4/30/2013	492,945	814,548
Alan A. Rassaby	99,999	7.9	1.50	7/10/2010	1,257,088	1,798,699

(1)
The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules and regulations of the Securities and Exchange Commission and do not represent our estimate or projection of the future trading prices of our common stock. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the ten-year option term. These amounts represent assumed rates of appreciation in the value of our common stock from the mid-point of the initial public offering price range of $10.00 per share. Actual gains, if any, on stock option exercises are dependent on numerous factors, including our future performance, the future performance of our common stock, overall business and stock market conditions, and the option holder's continued employment with us throughout the entire vesting period and option term, which factors are not reflected in this table. The values reflected in this table may not necessarily be achieved. Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise.

(2)
Each option was granted under our 1998 Long-Term Incentive and Stock Option Plan and has a term not exceeding ten years, subject to earlier termination upon the optionee's termination of service. In the event of the optionee's death, disability or termination of service with us, the option will terminate six months after the optionee's death or disability, 90 days after the optionee's termination without cause, or 30 days after the optionee's termination for cause. Optionees may pay the exercise price by cash, check, delivery of a combination of cash or delivery of already owned shares of our common stock. Some of the options are currently fully vested and others vest and become exercisable in equal installments every six months over a four year period from the date of grant. In addition, the options will vest and become exercisable on an accelerated basis upon the occurrence of certain termination of employment and change-in-control events. See "—Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

(3)
During the year ended December 31, 2003, we granted options to our employees to purchase approximately 1,270,933 shares of our common stock.

(4)
All options were granted at an exercise price at or above the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors.

Aggregated Option Exercises in 2003 and 2003 Year-End Option Values

        The following table provides certain information concerning the number and value of shares of our common stock represented by unexercised stock options held by our named executive officers as of

December 31, 2003. Except for Mr. Myer, none of our named executive officers exercised any stock options in 2003. Mr. Gianforte does not hold any stock options. No stock appreciation rights were held by our named executive officers at the end of such year.

			Number of Securities Underlying Unexercised Options at 2003 Year-End		Value of Unexercised In-the-Money Options at 2003 Year-End(1)
Name	Shares Acquired on Exercise	Value Realized(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Susan J. Carstensen	—	—	212,501	154,165	$2,016,259	$1,310,403
Sean C. Forbes	—	—	260,002	259,997	2,210,017	2,209,975
Michael A. Myer	6,667	$66,137	488,000	150,000	4,762,150	1,275,000
Alan A. Rassaby	—	—	105,834	80,830	899,589	687,055

(1)
There was no public trading market for our common stock as of December 31, 2003. The value of unexercised in-the-money options has been calculated based on multiplying the number of shares underlying the options by the difference between the exercise price per share payable upon exercise of the options and $10.00, the mid-point of the initial public offering price range.

(2)
There was no public trading market for our common stock on the date of Mr. Myer's option exercise. The value Mr. Myer realized upon his option exercise has been calculated based on multiplying the number of shares Mr. Myer acquired on exercise of his option by the difference between $0.08, the exercise price per share paid upon exercise, and $10.00, the mid-point of the initial public offering price range.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        We do not have employment contracts with any of our named executive officers. Accordingly, the employment of any of our named executive officers may be terminated at any time at the discretion of our board of directors.

        Our board of directors has adopted a policy applicable to all of the members of our executive management which provides that in the event of a change or loss of position within 12 months following a change-in-control transaction, our Chief Executive Officer will be entitled to receive a minimum of twelve months' salary and bonus as severance and any then-unvested options that were granted to him after April 20, 2004 will be accelerated in full and become fully vested, and any member of executive management other than our Chief Executive Officer will be entitled to receive a minimum of six months' salary and bonus as severance and any then-unvested options that were granted to him or her after April 20, 2004 will be accelerated in full and become fully vested.

        All of our option agreements with our named executive officers provide that upon the occurrence of a change-in-control transaction, the vesting of all of the officer's option shares will be automatically accelerated so that they become completely vested, unless the option is assumed by the acquirer in which case the option will become completely vested if within twelve months of the change-in-control transaction the officer is terminated without cause or terminates his or her employment for good reason. A change-in-control transaction includes (i) a transaction or series of transactions in which any person, entity or group becomes the beneficial owner of 35% or more of the combined voting power of our outstanding securities, (ii) a transaction in which our directors cease to constitute a majority of the board of directors, (iii) a consolidation or merger in which we are not the surviving entity or in which our stockholders do not have the same proportionate ownership in the surviving entity after the merger as they did immediately prior to the merger, the sale, lease, exchange or other transfer of all or substantially all of our assets, our liquidation or dissolution or (iv) any transaction that a majority of our directors determines constitutes a change-in-control. Cause includes termination of employment based upon (i) the willful and continued failure substantially to perform one's duties and obligations (other than due to physical or mental incapacity or good reason), (ii) a conviction or plea bargain in connection with the actual or alleged commission of a felony or gross misdemeanor involving moral turpitude, fraud or misappropriation of funds or (iii) the willful engagement in misconduct which causes us, our employees or our clients substantial monetary or other injury. Good reason includes terminating one's employment based upon (i) being assigned employment duties or responsibilities which are not substantially comparable in responsibility and status to the employment duties and responsibilities held immediately prior to the change-in-control transaction, (ii) a reduction in base salary as in effect immediately prior to the change-in-control transaction or (iii) being required to relocate offices more than 50 miles from one's office location immediately prior to the change-in-control transaction.

        The administrator of our stock option plan has the authority to provide for accelerated vesting of the shares of our common stock subject to any outstanding options held by any of our named executive officers in connection with any termination of the officer's employment, any change-in-control transactions or any subsequent termination of the officer's employment following a change-in-control transaction.

        Ms. Carstensen's offer letter provides that if she is terminated after the occurrence of a change in greater than 50% ownership of us, she will be entitled to receive six months' salary as severance. Mr. Forbes' offer letter provides that if he is terminated by us other than for cause or if he chooses to resign due to a significant change in responsibilities or reporting structure, he will be entitled to receive twelve months' salary and bonus as severance and an additional 25% of any then-unvested option shares will be accelerated and be fully vested as of his date of termination under each of our stock option agreements with him. Mr. Rassaby's offer letter provides that if he is terminated by us other than for cause, he will be entitled to receive six months' salary and bonus as severance and an additional 12.5% of any then-unvested option shares will be accelerated and be fully vested as of his date of termination under each of our stock option agreements with him. Certain of our option agreements with Ms. Carstensen and Mr. Myer provide that upon the termination of such person's employment other than for cause, an additional 12.5% in the case of Ms. Carstensen, and an additional 25% in the case of Mr. Myer, of any then-unvested option shares under such agreements will be accelerated and be fully vested as of each of their dates of termination.

Employee Benefit Plans

  1998 Long-Term Incentive and Stock Option Plan

        Our 1998 Long-Term Incentive and Stock Option Plan, or 1998 Option Plan, was adopted by our board of directors and approved by our stockholders in February 1998. A total of 8,203,791 shares of our common stock have been reserved for issuance under the 1998 Option Plan. Under the 1998 Option Plan, we were authorized to grant to officers and other employees options to purchase shares of our common stock intended to qualify as incentive stock options, as defined under Section 422 of the Internal Revenue Code of 1986, and to employees, consultants or independent contractors options that do not qualify as incentive stock options under the Internal Revenue Code. All options granted under the 1998 Option Plan, as amended, have terms not exceeding 10 years and generally become exercisable in equal installments every six months over a period of four years from the date of grant. Options granted under the 1998 Option Plan are not transferable by the recipient except by will or by the laws of descent and distribution. As of June 30, 2004, 5,300,885 shares of our common stock are issuable upon exercise of outstanding options granted under the 1998 Option Plan at a weighted average exercise price of $2.15 per share, and 1,880,784 shares of our common stock have been issued upon exercise of options at purchase prices ranging between $.04 and $6.38. No further option grants will be made under the 1998 Option Plan after the date of the effectiveness of the registration statement of which this prospectus forms a part.

  2004 Equity Incentive Plan

        Our 2004 Equity Incentive Plan, or 2004 Incentive Plan, was adopted by our board of directors in May 2004 and by our stockholders in June 2004, to become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. The 2004 Incentive Plan is designed to provide for the granting to our employees, officers, directors (including non-employee members of our board of directors), consultants and independent contractors providing services or other benefits to us or to any of our subsidiaries, of: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, or SARs; (iii) restricted stock and restricted stock units; (iv) performance awards, including stock, other securities, cash or other property; and (v) other stock-based awards.

        Administration of the Plan.    The 2004 Incentive Plan will be administered by the compensation committee of our board of directors with respect to directors and executive officers, and by our board of directors with respect to all other employees unless our board of directors otherwise delegates that function to the compensation committee. The administrator will have complete discretion and authority to establish rules for the administration of the 2004 Incentive Plan, select the persons to whom awards are granted, determine the types of awards to be granted and the number of shares of common stock, securities or other property covered by awards, effect the cancellation, forfeiture or suspension of awards, and set the terms and conditions of awards. The administrator also may accelerate the exercisability of any award, or determine whether the payment of any amounts payable under any award shall be deferred. Awards may provide that upon grant or exercise, the holder will receive shares of common stock, other securities or property, cash, or any combination of such, as the administrator will determine.

        Shares Reserved for Issuance.    We have reserved 3,500,000 shares of common stock for issuance under our 2004 Incentive Plan. In addition, the number of shares of common stock reserved under our 2004 Incentive Plan will automatically be increased on the first of each year, beginning on January 1, 2005, in an amount equal to the lesser of (a) 1,000,000 shares or (b) 4% of the number of shares of our common stock outstanding on the last day of the preceding year or (c) such lesser number as determined by our board of directors. This automatic increase in authorized shares shall expire and be of no further effect on December 31, 2014, unless our stockholders approve additional incremental share allocations. In order to meet the requirements of Section 162(m) of the Internal Revenue Code, our 2004 Incentive Plan contains a limit of 1,000,000 shares on the maximum number of shares of our common stock that may be granted to an individual in any calendar year, subject to adjustment as described in the 2004 Incentive Plan.

        In connection with stock splits, reverse stock splits, stock dividends, recapitalizations, reorganizations, mergers, consolidations, exchanges and certain other events affecting our common stock, the administrator may make adjustments it deems appropriate in the number and type of shares of our common stock or other securities or property that thereafter may be made the subject of grants, the number and type of shares of our common stock or other securities or property subject to outstanding grants and the purchase or exercise price with respect to any grant.

        If any stock options, SARs, restricted stock, restricted stock units, performance awards or other stock-based awards granted under the 2004 Incentive Plan terminate or are forfeited without having been exercised, the shares subject to such grants will again be available for granting under the 2004 Incentive Plan. In addition, if any shares of our common stock or other securities or property are surrendered in payment of the exercise price of a granted award, or in connection with the satisfaction of tax obligations relating to a granted award, those shares will again be available for grants of awards under the 2004 Incentive Plan, except that shares surrendered in connection with satisfying tax obligations will not be available for future grants of incentive stock options.

        Eligibility.    All of our employees, officers, directors, including non-employee members of our board of directors, consultants and independent contractors providing services or other benefits to us or to any of our subsidiaries are eligible to receive grants under our 2004 Incentive Plan.

        Vesting.    The administrator determines the vesting of awards under the 2004 Incentive Plan.

        Options.    The 2004 Incentive Plan authorizes the administrator to grant options to purchase shares of our common stock in an amount and at an exercise price to be determined by it, provided that, with respect to incentive stock options, the exercise price cannot be less than 100% of the fair market value of our common stock on the date of grant. In the event that the optionee owns directly or indirectly more than 10% of our common stock, any incentive stock option granted to that optionee will have an exercise price of not less than 110% of the fair market value of our common stock on the grant date, and will not have a term longer than five years. The exercise price for any option is generally payable in cash or, at the discretion of the administrator, in whole or in part by the tendering of shares of common stock or other securities, property, awards or consideration, or any combination of such, having a fair market value on the date the option is exercised equal to the exercise price. Determinations of fair market value under the 2004 Incentive Plan are made in accordance with methods and procedures established by the adminstrator. The term of each option shall be fixed by the administrator, and cannot exceed ten years from the date of grant, or five years from the date of grant in the case of an incentive stock option granted to an optionee who owns more than 10% of our common stock.

        Stock Appreciation Rights.    The 2004 Incentive Plan authorizes the administrator to grant SARs that provide the recipient with the right to receive, upon exercise of the SAR, cash or, at the discretion of the administrator, shares of common stock or other securities, property, awards or consideration, or any combination of such. The amount that the recipient will receive upon exercise of the SAR will be based on the excess of the fair market value of one share of our common stock (or other securities or property) on the date of exercise (or, in the discretion of the administrator, at any time during a specified period before or after the date of exercise) over the grant price of the SAR, as determined by the administrator, provided that the price cannot be less than 100% of the fair market value of our common stock (or other securities or property) on the date on which the SAR is granted. SARs will become exercisable in accordance with terms and conditions as determined by the administrator. SARs may be granted in combination with an option grant or independently from an option grant.

        Restricted Stock and Restricted Stock Units.    The 2004 Incentive Plan authorizes the administrator to grant restricted stock and restricted stock units. A restricted stock award is an award of our common stock that may be subject to restrictions on transferability, the right to vote shares subject to the restricted stock award, the right to receive dividends or other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse or be waived separately or collectively, in installments or otherwise, as the administrator may determine. Except to the extent restricted under the award agreement relating to the restricted stock award, a participant awarded restricted stock will have all of the rights of a stockholder as to those shares.

        Restricted stock units represent the right of the recipient, subject to any restrictions imposed by the administrator, to receive shares of common stock, or a cash payment equal to the fair market value of such shares, at some future date. All restricted stock units will be credited to bookkeeping accounts established by us for purposes of the 2004 Incentive Plan, until such time as any restriction period lapses.

        Upon termination of a recipient's employment during the applicable restriction period, all restricted stock and restricted stock units held by the recipient will be forfeited, unless the administrator determines otherwise.

        Performance Awards.    The 2004 Incentive Plan authorizes the administrator to grant performance awards payable in cash, shares of common stock, or other awards, securities or property, upon the achievement of specified performance goals during a specified period of time as established by the administrator. The performance goals that must be met, the length of any performance period, the amounts to be paid if the performance goals are met, and any other terms or conditions of each performance award will be determined by the administrator.

        Other Stock-Based Awards.    The 2004 Incentive Plan authorizes the administrator to grant other types of awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock or other securities, in compliance with applicable law. The administrator will determine the terms and conditions of such awards, including whether such awards may be payable in cash, by tendering shares of common stock or other securities, property, awards or consideration, or any combination of such.

        Automatic Grant Program.    Under the 2004 Incentive Plan, each non-employee member of our board of directors, upon his or her appointment or initial election to our board of directors, will be granted an option to purchase 30,000 shares of our common stock at an exercise price equal to 100% of the fair market value of our common stock on the grant date. Each such option will become exercisable in twelve installments of 2,500 shares every three months from the date of grant. In addition, on the date of each annual stockholders' meeting, each non-employee member of our board of directors who has not received an initial grant as described above during the same calendar year will automatically be granted an immediately exercisable option to purchase 15,000 shares of our common stock, and each committee chair who has not received an initial grant as described above during the same calendar year will automatically be granted an additional immediately exercisable option to purchase 5,000 shares of our common stock, at an exercise price equal to 100% of the fair market value of our common stock on the date of grant. Options granted automatically to the non-employee members of our board of directors will be exercisable for 10 years following their date of grant.

        Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue or terminate the 2004 Incentive Plan at any time, except that stockholder approval must be obtained for any change that, absent stockholder approval:

  •
  would cause Rule 16b-3 of the Securities Exchange Act of 1934 or Section 162(m) of the Internal Revenue Code to become unavailable with respect to the 2004 Incentive Plan;

  •
  would violate any rules or regulations of the National Association of Securities Dealers, Inc., the Nasdaq National Market or any other securities exchange, applicable to us; or

  •
  would cause us to be unable under the Internal Revenue Code to grant incentive stock options under the 2004 Incentive Plan.

        Unless terminated sooner by our board of directors or extended with stockholder approval, the 2004 Incentive Plan will terminate on the tenth anniversary of its effective date.

        Tax Withholding.    Under the 2004 Incentive Plan, the administrator may permit participants receiving or exercising awards to surrender shares of common stock to us to satisfy federal and state withholding tax obligations. In addition, the administrator may grant a bonus to a participant in order to provide funds to pay all or a portion of federal and state taxes due as a result of the receipt, exercise or lapse of restrictions relating to an award.

  2004 Employee Stock Purchase Plan

        Our 2004 Employee Stock Purchase Plan, or 2004 Purchase Plan, was adopted by our board of directors and by our stockholders in July 2004, to become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. The 2004 Purchase Plan is designed to permit our and our participating subsidiaries' eligible employees to purchase shares of our common stock through periodic after-tax payroll deductions. The 2004 Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

        Administration of the Plan.    The 2004 Purchase Plan may be administered either by our board of directors or by the compensation committee or another committee of our board of directors, but it initially will be administered by our board of directors. The administrator will have complete discretion and authority to interpret and construe any provision of the 2004 Purchase Plan, establish rules for the administration of the 2004 Purchase Plan, establish deadlines by which participation election and withdrawal forms must be received, and determine whether all or any part of the common stock acquired pursuant to the 2004 Purchase Plan will be subject to restrictions on transfer or other restrictions.

        Shares Reserved for Issuance.    We have reserved 750,000 shares of common stock for issuance under our 2004 Purchase Plan. In addition, the number of shares of common stock reserved under our 2004 Purchase Plan will automatically be increased on the first of each year, beginning on January 1, 2005, in an amount equal to the lesser of (a) 500,000 shares or (b) 2% of the number of shares of our common stock outstanding on the last day of the preceding year or (c) such lesser number as determined by our board of directors. This automatic increase in authorized shares shall expire and be of no further effect on December 31, 2014, unless our stockholders approve additional incremental share allocations. In connection with stock splits, reverse stock splits, stock dividends, recapitalizations, reorganizations, reclassifications and certain other events affecting our common stock, the administrator may make adjustments in the maximum number and kind of securities to be purchased under our 2004 Purchase Plan, with a corresponding adjustment in the purchase price.

        Eligibility.    Any employees, including officers or directors who also are employees, who are employed by us or our participating subsidiaries as of the first day of a purchase period, are eligible to participate in our 2004 Purchase Plan, provided that any employee whose customary employment is less than twenty hours per week and less than five months per calendar year, and any employee who would own, directly or indirectly, five percent or more of the total combined voting power or value of our common stock immediately after any purchase, is not eligible to participate.

        Participation.    Participation in our 2004 Purchase Plan is voluntary. However, all eligible employees will be automatically enrolled in the 2004 Purchase Plan's initial purchase period and may only purchase shares by delivering payment of the applicable purchase price on or prior to December 1, 2004, provided that participants may elect to begin payroll deductions under the 2004 Purchase Plan after the effective date of a Form S-8 registration statement registering the shares reserved for issuance under the 2004 Purchase Plan. Participating employees may withdraw at any time prior to the last business day of a purchase period and request us to return their cash deductions. Eligible employees who have withdrawn also may resume participation in our 2004 Purchase Plan for any subsequent purchase period. Participation ends automatically upon termination of employment or if the participant ceases to be an eligible employee, and no purchases will be made in that employee's final purchase period unless the employment ended due to retirement or death.

        Purchase Periods.    The 2004 Purchase Plan will be implemented by a series of consecutive six-month purchase periods. The initial purchase period will begin on the date of the effectiveness of the registration statement of which this prospectus forms a part and will terminate on the last business day in December 2004. Each subsequent purchase period is expected to commence on the first business day in January and July of each year and end on the last business day of the next following June and December, respectively. On the last business day of each purchase period, an automatic purchase will be made for participants out of the total payroll deductions accumulated for that purchase period, as described below.

        Payroll Deductions and Limitations.    Eligible employees who elect to participate in the 2004 Purchase Plan will be able to direct us to make payroll deductions in an amount established by the administrator not to exceed 15% of their regular compensation for each pay period during a purchase period, for the purchase of shares of our common stock. Payroll deductions during any purchase period will automatically cease when the employee's accumulated contributions during that purchase period exceed the product of 5,000 and 85% (or such greater percentage established by the administrator prior to the first business day of that purchase period) of the fair market value of our common stock on the first business day of the purchase period, and will resume on the first pay period of the next purchase period. No participant is allowed to purchase more than $25,000 worth of our common stock during any one calendar year, nor is any participant allowed to purchase more than 5,000 shares of our common stock during any given purchase period. In the event that the shares to be purchased by all participants in a purchase period would in the aggregate exceed the number of shares reserved under the 2004 Purchase Plan, each participant will be allocated a pro rata portion of the shares of common stock to be sold for that purchase period.

        Purchase Price.    The purchase price for the initial purchase period will be equal to the lesser of the initial public offering price or 85% of the fair market value of our common stock on the last business day of the initial purchase period. The applicable purchase price for each subsequent purchase period will be equal to that price as established by the administrator prior to the first business day of that purchase period, which price may, in the discretion of the administrator, be a price which is not fixed or determinable as of the first business day of that purchase period. In no event, however, will the purchase price for any purchase period after the initial purchase period be less than the lesser of 85% of the fair market value of our common stock on the first business day and the last business day of that purchase period.

        Change in Control.    In the event of any merger, consolidation or other transaction in which we experience a change in control, a sale of all or substantially all of our assets, or a liquidation or dissolution, the then-current purchase period will be accelerated and shortened so that participating employees will have the right to purchase our common stock under the 2004 Purchase Plan on the date the change in control or similar transaction is finally approved by our board of directors and stockholders. In addition, appropriate equitable adjustments will be made to account for the effect of any merger or consolidation in terms of issuance of shares of the surviving or consolidated corporation.

        Amendment and Termination.    Our board of directors may amend or discontinue the 2004 Purchase Plan at any time, except that stockholder approval must be obtained for any change that, absent stockholder approval:

  •
  would cause Rule 16b-3 of the Securities Exchange Act of 1934 to become unavailable with respect to the 2004 Purchase Plan;

  •
  would violate any rules or regulations of the National Association of Securities Dealers, Inc., the Nasdaq National Market or any other securities exchange, applicable to us; or

  •
  would permit the issuance of our common stock before payment in full is received for it.

        Unless terminated sooner by our board of directors or extended with stockholder approval, the 2004 Purchase Plan will terminate when all of the shares of common stock reserved for issuance under the 2004 Purchase Plan have been sold.

  401(k) Plan

        We have established a tax-qualified employee savings and retirement plan, or 401(k) Plan, for all of our employees who satisfy eligibility requirements, including requirements relating to age and length of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current eligible compensation on a pre-tax basis by up to the lower of 12% or the statutorily prescribed annual limit, which was $12,000 in 2003, and have the amount of the reduction contributed to the 401(k) Plan. The 401(k) Plan permits us to make additional discretionary matching contributions, and we currently match 100% of employees' contributions up to a maximum of 3% of their annual compensation. Beginning July 1, 2004, we plan to match 50% of employees' contributions up to a maximum of 6% of their annual compensation. The employer contribution vests in four equal annual installments over a four-year period. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions, if any, will be deductible by us when made.

  Limitation of Liability and Indemnification Matters

        We have entered into indemnification agreements with each of our directors and executive officers. The form of agreement provides that we will indemnify each of our directors and executive officers against any and all expenses incurred by that director or executive officer because of his or her status as one of our directors or executive officers, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, but subject to various exceptions, we will advance all expenses incurred by our directors and executive officers in connection with a legal proceeding.

        Our certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  for any transaction from which the director derives any improper personal benefit.

        Our certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law. The foregoing provisions of the certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. As permitted by Section 145 of the Delaware General Corporation Law, our certificate of incorporation provides that we may indemnify our directors and executive officers to the fullest extent permitted by Delaware law and the certificate of incorporation provisions relating to indemnity may not be retroactively repealed or modified so as to adversely affect the protection of our directors.

        In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that we are authorized to enter into indemnification agreements with our directors and officers and we are authorized to purchase directors' and officers' liability insurance, which we currently maintain to cover our directors and executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2001, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the transactions described below.

        Office Leases with Genesis Partners, LLC.    In November 2001, we modified our lease with Genesis Partners, LLC under which we lease approximately 29,724 square feet of office space for our principal executive offices at 40 Enterprise Boulevard, Bozeman, Montana, and in June 2002, we modified our lease with Genesis Partners under which we lease approximately 3,444 square feet of office space at 45 Discovery Drive, Bozeman, Montana. We also lease approximately 9,184 square feet of office space at 77 Discovery Drive, Bozeman, Montana from Genesis Partners. Mr. Gianforte, our Chief Executive Officer, and Mr. Daines, our Vice President of Customer Care, have 50% and 25% membership interests in Genesis Partners, respectively. The remaining 25% of Genesis Partners is owned by Mr. Daines' father, Clair Daines, who is a commercial real estate developer and builder. The Enterprise Boulevard lease has a 120-month term that started April 1, 2001, with an option to extend for one additional 120-month period upon the same terms and conditions except for renegotiated rent. The Discovery Drive leases have 60-month terms that started April 1, 2000 and May 1, 2000, with options to extend for three additional 60-month periods upon the same terms and conditions except for renegotiated rent. Our current rent is $34,805 per month for the Enterprise Boulevard lease, which will increase to $35,460 per month commencing June 1, 2004; $11,107 per month for the 77 Discovery Drive lease; and $4,164 per month for the 45 Discovery Drive lease, including insurance, taxes and common area maintenance, but excluding utilities. We believe that the terms of these leases are no less favorable to us than they would have been if obtained from unaffiliated third parties. We plan to enter into another five-year lease with Genesis Partners for approximately 12,000 square feet of additional office space in Bozeman, Montana, that will be available in approximately one year.

        Indemnification Agreements.    We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

        After the effectiveness of the registration statement of which this prospectus forms a part, our audit committee, pursuant to the authority granted in its charter, will review for potential conflict of interest situations and discuss with our management and our independent auditors, on an ongoing basis, any future proposed related party transactions or courses of dealing. In such review, our audit committee may consider: (i) the financial accounting accorded the transaction or course of dealing; (ii) whether the terms or other aspects differ from those that would likely be negotiated with independent parties; and (iii) whether the proposed disclosure of the transaction or course of dealing is in accordance with generally accepted accounting principles. Upon completion of such review, our audit committee will either approve or disapprove each reviewed related party transaction or course of dealing and recommend such approval or disapproval to our full board of directors.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table provides information concerning beneficial ownership of our common stock as of June 30, 2004, by:

  •
  each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group; and

  •
  the selling stockholder.

        The following table lists the number of shares and percentage of shares beneficially owned based on 22,485,890 shares of common stock outstanding as of June 30, 2004, as adjusted to reflect the conversion of the outstanding shares of preferred stock upon completion of this offering. The table also lists the applicable percentage beneficial ownership based on 28,485,890 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' over-allotment option to purchase up to an aggregate of 990,000 shares of our common stock.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2004, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

        Unless otherwise indicated, the principal address of each of the stockholders below is c/o RightNow Technologies, Inc., 40 Enterprise Boulevard, Bozeman, Montana 59718.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner			Shares Being Offered
	Number	Percent		Number	Percent
Greg R. Gianforte(1)	13,356,244	59.4%	600,000	12,756,244	44.8%
Roger L. Evans(2)(3)	3,927,586	17.4	—	3,927,586	13.8
Entities affiliated with Greylock(3)	3,877,587	17.3	—	3,877,587	13.6
Gregory M. Avis(4)(5)	2,326,620	10.3	—	2,326,620	8.2
Entities affiliated with Summit Partners(5)	2,276,621	10.1	—	2,276,621	8.0
Michael A. Myer(6)	541,666	2.4	—	541,666	1.9
Sean C. Forbes(7)	325,002	1.4	—	325,002	1.1
Susan J. Carstensen(8)	260,201	1.2	—	260,201	*
Alan A. Rassaby(9)	148,333	*	—	148,333	*
William J. Lansing(10)	141,666	*	—	141,666	*
Margaret L. Taylor(11)	77,219	*	—	77,219	*
Richard E. Allen(12)	2,500	*	—	2,500	*
All directors and executive officers as a group (11 persons)(13)	21,240,373	88.5%	600,000	20,640,373	68.8%
Selling stockholder	13,356,244	59.4%	600,000	12,756,244	44.8%

*
Less than 1% of the outstanding shares of common stock.

(1)
Excludes 26,666 shares held by Mr. Gianforte's spouse, as to which he has no voting or investment power and disclaims beneficial ownership. Includes 1,000,000 shares expected to be transferred in July 2004 to the Irrevocable Trust of Greg Gianforte. Mr. Gianforte, his spouse and the Greg Gianforte Family Trust are expected to be the beneficiaries of the Irrevocable Trust of Greg Gianforte.

(2)
Includes 49,999 shares underlying options exercisable as of or within 60 days of June 30, 2004. The principal address of Roger L. Evans is c/o Greylock, 880 Winter Street, Suite 300, Waltham, MA 02451.

(3)
Consists of 1,938,794 shares held by Greylock IX Limited Partnership, 1,800,402 shares held by Greylock X Limited Partnership and 138,391 shares held by Greylock X-A Limited Partnership. Mr. Evans, one of our directors, is a general partner of Greylock IX GP Limited Partnership, the general partner of Greylock IX Limited Partnership, a general partner of Greylock X GP Limited Partnership, the general partner of Greylock X Limited Partnership and Greylock X-A Limited Partnership. Mr. Evans disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Evans shares voting and dispositive powers over the shares held by Greylock IX Limited Partnership, Greylock X Limited Partnership and Greylock X-A Limited Partnership with the other general partners of those partnerships. The principal address of entities affiliated with Greylock is 880 Winter Street, Suite 300, Waltham, MA 02451.

(4)
Includes 49,999 shares underlying options exercisable as of or within 60 days of June 30, 2004. The principal address of Gregory M. Avis is c/o Summit Partners, 499 Hamilton Avenue, Palo Alto, CA 94301.

(5)
Consists of 2,031,341 shares held by Summit Accelerator Fund, L.P., 140,539 shares held by Summit (SAF) Investors IV, L.P. and 104,741 shares held by Summit Accelerator Founders Fund L.P. Summit Partners, L.L.C. is the general partner of Summit Accelerator Partners, L.P., which is a managing member of Summit Accelerator Partners, L.L.C., which is the general partner of Summit Accelerator Fund, L.P. and Summit Accelerator Founders Fund, L.P. Summit Partners, L.L.C. is the general partner of Summit (SAF) Investors, IV, L.P. Summit Partners, L.L.C. has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Mr. Avis, one of our directors, is a member of Summit Partners, L.L.C. and disclaims beneficial ownership of the shares held by Summit Partners except to the extent of his pecuniary interest therein. The principal address of entities affiliated with Summit Partners is 499 Hamilton Avenue, Palo Alto, CA 94301.

(6)
Includes 513,000 shares underlying options exercisable as of or within 60 days of June 30, 2004.

(7)
Consists of 325,002 shares underlying options exercisable as of or within 60 days of June 30, 2004.

(8)
Includes 237,502 shares underlying options exercisable as of or within 60 days of June 30, 2004.

(9)
Consists of 148,333 shares underlying options exercisable as of or within 60 days of June 30, 2004.

(10)
Includes 33,333 shares underlying options exercisable as of or within 60 days of June 30, 2004. The principal address of William J. Lansing is 6740 Shady Oak Road, Eden Prairie, MN 55344.

(11)
Includes 33,333 shares underlying options exercisable as of or within 60 days of June 30, 2004. Includes 22,220 shares held by the Margaret L. Taylor Living Trust. The principal address of Margaret L. Taylor is 531 Lodgepole Drive, Incline Village, NV 89451.

(12)
Consists of 2,500 shares underlying options exercisable as of or within 60 days of June 30, 2004.

(13)
Includes the information set forth in notes 1 through 11 above. Also includes 133,336 shares underlying options exercisable as of or within 60 days of June 30, 2004 that are held by Peter P. Dunning, our Executive Vice President of Worldwide Field Operations. We hired Mr. Dunning in August 2003.

DESCRIPTION OF CAPITAL STOCK

General

        Following the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share. The following summary of our capital stock and certain provisions of our certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        As of June 30, 2004, there were 15,220,446 shares of common stock outstanding, held by 131 stockholders of record.

        Voting Rights.    Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, holders of our common stock do not have cumulative voting rights and holders of shares representing a majority of the voting power of our common stock can elect all of our directors. In such event, the holders of the remaining shares will not be able to elect any directors.

        Dividends.    Holders of record of shares of our common stock are entitled to receive on a pro rata basis such dividends when, if and as may be declared by our board of directors out of funds legally available for such purposes, subject to the senior rights of any holders of preferred stock then outstanding and the terms of any existing or future agreements between us and our debtholders. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our bank credit facility prohibits the payment of cash dividends on our common stock without the prior consent of the bank. See "Dividend Policy."

        Liquidation Rights.    Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the senior rights of any holders of preferred stock then outstanding.

        Other Provisions.    Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

        As of June 30, 2004, there were 3,703,227 shares of Series A preferred stock and 3,562,217 shares of Series B preferred stock outstanding, held by 40 stockholders of record. Upon consummation of this offering, each share of Series A preferred stock will convert into one share of our common stock and each share of Series B preferred stock will convert into one share of our common stock such that all of the outstanding preferred stock will convert into an aggregate of 7,265,444 shares of our common stock. See Note 5 of Notes to Consolidated Financial Statements.

        Upon consummation of this offering, we will have authorized 15,000,000 shares of preferred stock, $0.001 par value per share, which may be issued from time to time by our board of directors, without further action by our stockholders, in one or more series and with such designations, preferences, priorities, powers and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, to the extent that such qualities are not fixed in our certificate of incorporation. The preferences, powers, rights, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters.

        Our board of directors may authorize the issuance of preferred stock with rights senior to our common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding. Our board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of our common stock. We believe that the preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock, the terms of which, subject to certain limitations imposed by the securities laws, could impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders at the time of issuance. Our board of directors, in so acting, could issue preferred stock having terms that could prevent, discourage or delay an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

Registration Rights

        Upon consummation of this offering, the holders of 7,265,444 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares, or registrable securities, under the Securities Act, as follows:

        Demand registration rights.    The holders of shares representing at least 30% of the registrable securities may request that we register all or a portion of their shares of registrable securities with an aggregate offering price of at least $7,500,000. Upon their request, we must, subject to some restrictions and limitations, use reasonable best efforts to cause a registration statement covering the number of shares of registrable securities that are subject to the request to become effective. The holders of registrable securities may only require us to file a maximum of two registration statements in response to their demand registration rights, and we may delay such registration under certain circumstances for up to 120 days no more than once in any twelve month period, or for up to 150 days after this offering.

        Piggyback registration rights.    In the event that we propose to register any of our securities under the Securities Act, the holders of registrable securities are entitled to notice of such registration and are entitled to include their registrable securities in such registration, subject to certain marketing and other limitations. These registration opportunities are unlimited, but the number of shares that may be registered may be cut back in limited situations by the underwriters.

        Form S-3 registration rights.    The holders of registrable securities may request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the aggregate price of the shares offered to the public is at least $1,000,000. The holders of registrable securities may only require us to file one registration statement on Form S-3 in any twelve month period, and we may delay such registration under certain circumstances for up to 120 days no more than once in any twelve month period.

        We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations. These registration rights terminate upon the earlier of five years after this offering or such time as all of the shares of registrable securities may be sold under Rule 144 under the

Securities Act of 1933, as amended, during any three-month period provided that we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. These registration rights have been waived in connection with this offering.

        Upon consummation of this offering, the holders of warrants to purchase approximately 73,889 shares of our common stock, or their transferees, also will be entitled to the piggyback registration rights described above to require us upon request by such warrantholders to register with the SEC for the resale of such shares that they acquire upon exercise of the warrants.

Warrants

        We currently have outstanding warrants held by certain lenders which, upon consummation of this offering, will represent the right to purchase an aggregate of 115,221 shares of our common stock, at a price of $4.50 per share. See Note 6 of Notes to Consolidated Financial Statements.

Stock Purchase Right

        We have granted a right to one of our lenders to purchase $250,000 of our equity securities in our next private equity transaction on the same terms and conditions as the lead investor in such transaction.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

        Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following transactions more difficult:

  •
  our acquisition by means of a tender offer;

  •
  our acquisition by means of a proxy contest or otherwise; or

  •
  removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, and also are intended to provide management with flexibility to enhance the likelihood of continuity and stability in our composition if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.

        Election and Removal of Directors.    Our board of directors is divided into three classes serving staggered three-year terms. This system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because generally at least two stockholders' meetings will be required for stockholders to effect a change in control of the board of directors. Our certificate of incorporation and our bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our certificate of incorporation, vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board, and under our bylaws, directors may be removed by the stockholders only for cause.

        Stockholder Meetings.    Under our bylaws, only the board of directors, the Chairman of the Board, our Chief Executive Officer or stockholders holding 15% or more of the outstanding voting power may call special meetings of stockholders.

        Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the date of determination of interested stockholder status did own, 15% or more of the corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Elimination of Stockholder Action by Written Consent.    Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting after this offering.

        No Cumulative Voting.    Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.

        Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

        Amendment of Charter Provisions.    The amendment of certain of the above provisions in our certificate of incorporation requires approval by holders of at least two-thirds of our outstanding common stock.

        These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Listing

        We have applied to list our common stock on the Nasdaq National Market under the symbol "RNOW."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be U.S. Stock Transfer Corporation. Its telephone number is (818) 502-1404.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of 28,485,890 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants to purchase common stock that were outstanding as of June 30, 2004. The shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates or purchased in our directed share program.

        The remaining 21,885,890 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, these shares of restricted securities will be available for sale in the public market as follows:

  •
  beginning 91 days after the date of this prospectus, 96,263 shares held by persons who are not our affiliates will have been held long enough to be sold under Rule 144 or Rule 701, subject to the limitations described below;

  •
  beginning 181 days after the date of this prospectus, 2,648,924 shares held by persons who are not our affiliates will have been held long enough to be sold under Rule 701, Rule 144(k) or Rule 144, subject to the limitations described below;

  •
  beginning 181 days after the date of this prospectus, 19,140,702 shares held by our affiliates will have been held long enough to be sold under Rule 144, subject to volume and other limitations described below; and

  •
  the remaining shares may be sold under Rule 144 or 144(k) once they have been held for the required statutory period.

Lock-up Agreements

        Our officers, directors and substantially all of our stockholders have agreed, and all of the purchasers in our directed share program shall agree, not to transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, which period of restriction may be extended for up to an additional 18 days under certain limited circumstances. Morgan Stanley & Co. Incorporated currently does not anticipate shortening or waiving any of the lock-up agreements and does not have any pre-established conditions for such modifications or waivers. However, Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreement. One of our stockholders has agreed with us not to transfer or dispose of, directly or indirectly, 66,666 shares of our common stock for a period of 90 days after the date of this prospectus and 108,333 shares of our common stock for a period of 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except one of our affiliates) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which, immediately after this offering, will equal approximately 284,859 shares; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 also are limited by manner-of-sale provisions, notice requirements and requirements relating to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) as currently in effect, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except one of our affiliates), is entitled to sell these shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144 discussed above. Therefore, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 as currently in effect, our employees, consultants or advisors who purchase or receive shares from us under a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell, unless contractually restricted, their shares beginning 90 days after the effective date of this offering in compliance with Rule 144, except that such persons who are not our affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144 and such persons who are our affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

        We are unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors.

Registration Rights

        Upon completion of this offering, the holders of 7,265,444 shares of our common stock and the holders of warrants to purchase 73,889 shares of our common stock have the right to have their shares registered under the Securities Act. See "Description of Capital Stock—Registration Rights." All such shares are covered by lock-up agreements; following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

        We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our 1998 Option Plan, 2004 Incentive Plan and 2004 Purchase Plan, without the prior written consent of Morgan Stanley & Co. Incorporated.

Form S-8 Registration Statements

        Prior to the expiration of the lock-up period, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 1998 Option Plan, 2004 Incentive Plan and 2004 Purchase Plan. See "Management—Employee Benefit Plans." Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Thomas Weisel Partners LLC, Adams, Harkness & Hill, Inc. and D.A. Davidson & Co. are acting as representatives, have each agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Thomas Weisel Partners LLC
Adams, Harkness & Hill, Inc.
D.A. Davidson & Co.

Total	6,600,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We and the selling stockholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 990,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        If the underwriters' option is exercised in full, the total price to the public of all shares of common stock sold would be $                , the total underwriters' discounts and commissions would be $                , the total proceeds to us would be $                and the total proceeds to the selling shareholder would be $                .

        The following table shows the per share and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discount to be paid by us	$	$	$	$
Underwriting discount to be paid by selling stockholder

        The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $1.4 million, which includes legal, accounting and printing costs and various other fees associated with registration and listing our common stock.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We and all of our directors and officers and substantially all of our stockholders have agreed, and all of the purchasers in our directed share program shall agree, that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

  •
  the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan described above in the "Management—Executive Compensation—Employee Benefit Plans" section, provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  transfers of shares as a gift, by will or intestacy or to any trust for the benefit of a stockholder or the immediate family of a stockholder;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provided that no transfers occur under such plan during the 180-day period;

  •
  distributions of shares to partners, limited liability company members or stockholders of a stockholder; or

  •
  distributions of shares by a trust to its beneficiaries;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, and no filing under Section 16 of the Exchange Act is required in connection with these transactions.

        The 180-day restricted period described in the preceding paragraphs will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or disclose material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release, the disclosure of the material news or the occurrence of the material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We have applied to list our common stock on the Nasdaq National Market under the symbol "RNOW."

        The underwriters, on the one hand, and we and the selling stockholder, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        At our request, the underwriters have reserved for sale, at the initial public offering price, five percent of the shares offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholder and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of the preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Great Falls, Montana, Irvine, California and Minneapolis, Minnesota. Dorsey & Whitney LLP and certain of its partners own 27,778 shares of our common stock. Certain legal matters relating to this offering will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP participating in the consideration of legal matters related to the common stock offered by us in this offering are the beneficial owners of 11,111 shares of our common stock.

EXPERTS

        The consolidated financial statements of RightNow Technologies, Inc. and subsidiaries as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and the common stock offered by this prospectus, you should review the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract, agreement or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. All statements made in this prospectus concerning these contracts, agreements or documents are qualified in all respects by this reference.

        A copy of the registration statement, including the exhibits and schedules thereto, as well as other documents we file with the SEC, may be read and copied in the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its Public Reference Room. Copies of all or any part of the registration statement and other documents we file may be taken from the SEC's Public Reference Room upon the payment of fees prescribed by the SEC. In addition, the registration statement and other documents we file with the SEC through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are available to the public through the SEC's web site at http://www.sec.gov.

        Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information also will be available for inspection and copying at the SEC's Public Reference Room and through the Internet site of the SEC referred to above, as well as free of charge on our web site at http://www.rightnow.com under the Investor Relations section. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

 Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

RightNow Technologies, Inc.:

        We have audited the accompanying consolidated balance sheets of RightNow Technologies, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RightNow Technologies, Inc. and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

                      /s/  KPMG LLP

Billings, Montana
January 29, 2004, except as
to note 10, which is as of July 14, 2004

RIGHTNOW TECHNOLOGIES, INC.

Consolidated Balance Sheets

				Pro Forma Stockholders' Equity June 30, 2004
	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$8,038	$8,360	$8,912
Accounts receivable	6,637	10,415	14,034
Term receivables, current	3,085	4,926	5,849

Total current receivables	9,722	15,341	19,883
Less allowance for doubtful accounts	(519)	(902)	(1,274)

Total current receivables, net	9,203	14,439	18,609
Prepaid expenses	466	509	1,778

Total current assets	17,707	23,308	29,299
Property and equipment, net	3,318	2,942	3,553
Term receivables, non-current	924	2,278	3,673
Intangible assets, net	713	623	876
Other assets	440	235	192

Total Assets	$23,102	$29,386	$37,593

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$405	$1,025	$1,177
Commissions and bonuses payable	1,076	1,636	2,133
Other accrued liabilities	1,634	2,154	3,116
Line of credit	2,000	—	—
Current portion of long-term debt	1,282	1,390	1,349
Current portion of deferred revenue	17,392	26,127	30,780

Total current liabilities	23,789	32,332	38,555
Long-term debt, less current portion	940	484	1,377
Deferred revenue, net of current portion	7,291	9,426	9,997

Total liabilities	32,020	42,242	49,929
Commitments and contingencies
Redeemable convertible preferred stock:
Series A, $0.001 par value. Authorized, designated, issued and outstanding 3,703,227 shares at December 31, 2002 and 2003, and June 30, 2004 (aggregate liquidation preference of $16,165); no shares issued and outstanding pro forma	16,139	16,145	16,150
Series B, $0.001 par value. Authorized and designated 3,662,770, 3,662,770 and 3,677,438 shares at December 31, 2002 and 2003 and June 30, 2004, respectively; issued and outstanding 3,562,217 shares at December 31, 2002 and 2003, and June 30, 2004 (aggregate liquidation preference of $16,030); no shares issued and outstanding pro forma	15,995	16,002	16,005
Series B warrants	239	251	291
Stockholders' deficit:
Preferred stock, $0.001 par value. 7,634,003, 7,634,003, 7,619,337, and 15,000,000 shares authorized and undesignated at December 31, 2002 and 2003, June 30, 2004 and pro forma, respectively; no shares issued or outstanding actual and pro forma	—	—	—	—
Common stock, $0.001 par value. Authorized 150,000,000 shares; issued and outstanding 14,393,556, 14,726,467, 15,220,446 shares at December 31, 2002 and 2003 and June 30, 2004, respectively and 22,485,890 shares pro forma	14	15	15	22
Warrants	—	—	—	291
Additional paid-in capital	(986)	(912)	(721)	31,427
Accumulated other comprehensive (loss) income	(9)	73	(360)	(360)
Accumulated deficit	(40,310)	(44,430)	(43,716)	(43,716)

Total stockholders' deficit	(41,291)	(45,254)	(44,782)	$(12,336)

Total Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Deficit	$23,102	$29,386	$37,593

See accompanying notes to consolidated financial statements

RIGHTNOW TECHNOLOGIES, INC.

Consolidated Statements of Operations

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(In thousands, except per share data)
				(unaudited)
Revenue:
Software, hosting and support	$18,998	$23,338	$29,300	$13,216	$22,429
Professional services	2,009	3,603	6,579	2,835	5,190

Total revenue	21,007	26,941	35,879	16,051	27,619
Costs of revenue:
Software, hosting and support	4,636	4,279	5,263	2,562	3,215
Professional services	1,335	2,156	3,740	1,501	2,883

Total cost of revenue	5,971	6,435	9,003	4,063	6,098

Gross profit	15,036	20,506	26,876	11,988	21,521
Operating expenses:
Sales and marketing	22,050	15,939	20,809	9,098	14,885
Research and development	4,584	4,117	5,915	2,919	3,612
General and administrative	3,973	2,842	3,518	1,561	2,169

Total operating expenses	30,607	22,898	30,242	13,578	20,666

Income (loss) from operations	(15,571)	(2,392)	(3,366)	(1,590)	855
Interest and other income (expense):
Interest income	514	108	142	37	45
Interest expense	(166)	(485)	(371)	(194)	(157)
Other	(119)	20	14	5	2

Total interest and other income (expense), net	229	(357)	(215)	(152)	(110)

Income (loss) before provision for income taxes	(15,342)	(2,749)	(3,581)	(1,742)	745
Provision for income taxes	—	—	(539)	(3)	(31)

Net income (loss)	(15,342)	(2,749)	(4,120)	(1,745)	714
Preferred stock accretion	—	(33)	(13)	(6)	(8)

Net income (loss) allocated to common stock	$(15,342)	$(2,782)	$(4,133)	$(1,751)	$706

Net income (loss) per share:
Basic	$(1.10)	$(0.19)	$(0.28)	$(0.12)	$0.05
Diluted	(1.10)	(0.19)	(0.28)	(0.12)	0.03
Pro forma			(0.19)		0.03
Shares used in the computation:
Basic	14,006	14,284	14,560	14,396	15,012
Diluted	14,006	14,284	14,560	14,396	25,582
Pro forma			21,825		25,582

See accompanying notes to consolidated financial statements

RIGHTNOW TECHNOLOGIES, INC.

Consolidated Statements of Stockholders' Deficit and Comprehensive Loss

	Common stock			Accumulated other comprehensive loss
			Additional paid-in capital		Accumulated deficit	Total stockholders' deficit
	Shares	Amount
	(In thousands)
Balance at December 31, 2000	13,982	$14	$(1,103)	$(37)	$(22,219)	$(23,345)
Exercise of stock options	65	—	46	—	—	46
Value of stock options granted	—	—	13	—	—	13
Comprehensive loss:
Net loss	—	—	—	—	(15,342)	(15,342)
Foreign currency translation adjustment	—	—	—	(55)	—	(55)

Total comprehensive loss						(15,397)

Balance at December 31, 2001	14,047	14	(1,044)	(92)	(37,561)	(38,683)
Exercise of stock options	347	—	90	—	—	90
Value of stock options granted	—	—	1	—	—	1
Accretion of Series A redeemable preferred shares to redemption value	—	—	(19)	—	—	(19)
Accretion of Series B redeemable preferred shares to redemption value	—	—	(14)	—	—	(14)
Comprehensive loss:
Net loss	—	—	—	—	(2,749)	(2,749)
Foreign currency translation adjustment	—	—	—	83	—	83

Total comprehensive loss						(2,666)

Balance at December 31, 2002	14,394	14	(986)	(9)	(40,310)	(41,291)
Exercise of stock options	332	1	86	—	—	87
Value of stock options granted	—	—	1	—	—	1
Accretion of Series A redeemable preferred shares to redemption value	—	—	(6)	—	—	(6)
Accretion of Series B redeemable preferred shares to redemption value	—	—	(7)	—	—	(7)
Comprehensive loss:
Net loss	—	—	—	—	(4,120)	(4,120)
Foreign currency translation adjustment	—	—	—	82	—	82

Total comprehensive loss						(4,038)

Balance at December 31, 2003	14,726	15	(912)	73	(44,430)	(45,254)
Exercise of stock options (unaudited)	497	—	201	—	—	201
Repurchase of common stock (unaudited)	(3)	—	(2)	—	—	(2)
Accretion of Series A redeemable preferred shares to redemption value (unaudited)	—	—	(4)	—	—	(4)
Accretion of Series B redeemable preferred shares to redemption value (unaudited)	—	—	(4)	—	—	(4)
Comprehensive loss:
Net income (unaudited)	—	—	—	—	714	714
Foreign currency translation adjustment (unaudited)	—	—	—	(433)	—	(433)

Total comprehensive loss (unaudited)						281

Balance at June 30, 2004 (unaudited)	15,220	$15	$(721)	$(360)	$(43,716)	$(44,782)

See accompanying notes to consolidated financial statements

RIGHTNOW TECHNOLOGIES, INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(In thousands)
Operating activities:
Net income (loss)	$(15,342)	$(2,749)	$(4,120)	$(1,745)	$714
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,486	2,051	2,256	1,137	1,229
(Gain) loss on sale of property and equipment	107	2	45	45	(1)
Provision for losses on accounts receivable	3,431	259	477	322	202
Non-cash stock option expense	13	1	1	—	—
Amortization of deferred financing costs	53	273	218	108	106
Changes in operating assets and liabilities:
Receivables	(2,694)	(3,636)	(6,678)	(4,790)	(5,728)
Prepaid expenses	(338)	(95)	(156)	(75)	(797)
Accounts payable	(420)	(517)	587	334	150
Commissions and bonuses payable	(509)	525	520	(118)	496
Other accrued liabilities	(14)	139	453	191	868
Deferred revenue	2,365	5,723	10,655	5,822	5,523
Other	(183)	(33)	61	(158)	(407)

Net cash provided by (used in) operating activities	(12,045)	1,943	4,319	1,073	2,355
Investing activities:
Purchases of property and equipment	(2,398)	(1,184)	(1,584)	(607)	(1,619)
Proceeds from sale of property and equipment	26	2	18	16	1
Intangible asset additions	(739)	—	(150)	—	(406)

Net cash used in investing activities	(3,111)	(1,182)	(1,716)	(591)	(2,024)
Financing activities:
Proceeds from long-term debt	2,499	1,000	1,000	529	1,675
Proceeds from line of credit	1,250	5,000	3,700	1,700	—
Proceeds from issuance of common stock	46	90	88	6	201
Proceeds from issuance of preferred stock	1,026	—	—	—	—
Repurchase of common stock	—	—	—	—	(2)
Payments on long-term debt	(530)	(854)	(1,433)	(664)	(860)
Payments on line of credit	—	(4,250)	(5,700)	(2,000)	—
Deferred costs of stock offering	—	—	—	—	(775)

Net cash provided by (used in) financing activities	4,291	986	(2,345)	(429)	239
Effect of foreign exchange rates on cash and cash equivalents	(5)	33	64	25	(18)

Net change in cash and cash equivalents	(10,870)	1,780	322	78	552
Cash and cash equivalents at beginning of period	17,128	6,258	8,038	8,038	8,360

Cash and cash equivalents at end of period	$6,258	$8,038	$8,360	$8,116	$8,912

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$111	$214	$152	$80	$49
Income taxes	101	20	402	87	6
Noncash financing activity:
Issuance of Series B warrants	$239	$—	$12	$—	$40

See accompanying notes to consolidated financial statements

RIGHTNOW TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2002 and 2003
(Information as of June 30, 2004 and for the six months
ended June 30, 2004 and 2003 is unaudited)

(1)    Business Description and Summary of Significant Accounting Policies

(a)    Business Description

        RightNow Technologies, Inc. (the Company) provides on-demand applications to optimize customer service operations for businesses of all sizes. The Company's customer service software solutions support multiple customer interaction points in a business's operations, including web, interactive voice, e-mail, chat telephone and proactive outbound e-mail communications. The Company is headquartered in Bozeman, Montana, with offices located in Dallas, Texas; San Mateo, California; Princeton, New Jersey; London, England; Sydney, Australia and a liaison office in Tokyo, Japan. The Company operates in one segment, which is the customer relationship management market.

(b)    Basis of Consolidation

        The consolidated financial statements include the accounts of the Company and its foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c)    Unaudited Interim Financial Information

        The accompanying unaudited interim consolidated balance sheet as of June 30, 2004, the consolidated statements of operations and cash flows for the six months ended June 30, 2003 and 2004, and the consolidated statement of stockholders' deficit and comprehensive loss for the six months ended June 30, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's statement of financial position as of June 30, 2004 and their results of operations and their cash flows for the six months ended June 30, 2003 and 2004. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

(d)    Unaudited Pro Forma Information

        If the offering contemplated by this prospectus is consummated, all of the convertible redeemable preferred stock outstanding will automatically convert into 7,265,444 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 2004. Unaudited pro forma stockholders' equity as adjusted for the assumed conversion of the convertible preferred stock, is set forth on the consolidated balance sheet.

        Pro forma net income (loss) per share for the year ended December 31, 2003 and the six months ended June 30, 2004 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's preferred stock into shares of the Company's common stock as if such conversion occurred at the date of original issuance. The resulting pro forma adjustments include an increase in the weighted average shares used to compute basic and diluted net income (loss) per share as follows (in thousands):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
		(unaudited)
Weighted average shares outstanding	14,560	15,012
Adjustments to reflect the assumed conversion of the convertible preferred stock from date of issuance	7,265	7,265
Effect of dilutive securities Employee stock options	—	3,242
Warrants	—	63

Weighted average shares used in computing diluted pro forma net income (loss) per share	21,825	25,582

(e)    Certain Risks and Concentrations

        The Company's revenue is derived from the license of its software products and provision of related professional services. The markets in which the Company competes are highly competitive and rapidly changing. Significant technological changes, changes in customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect the Company's operating results. The Company has historically derived a majority of its revenue from its customer service software solution. This product is expected to continue to account for a significant portion of revenue for the foreseeable future. As a result of this revenue concentration, the Company's business could be harmed by a decline in demand for, or in the prices of, these products or as a result of, among other factors, any change in pricing model, a maturation in the markets to these products, increased price competition or a failure by the Company to keep up with technological change.

        The Company's accumulated deficit was $44.4 million at December 31, 2003. Cash provided (used) by operations during 2001, 2002, 2003 and the six months ended June 30, 2004 was $(12.0) million, $1.9 million, $4.3 million and $2.4 million, respectively. Management's projections of cash flow from operations indicate the Company will be able to meet its contractual obligations when due. Material adverse financial consequences to the financial position and results of operations of the Company could occur in the event additional capital or financing was not obtained, if required.

        Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and trade accounts receivable. The Company maintains cash and cash equivalents with various domestic and foreign financial institutions. From time to time, the Company's cash balances with its financial institutions may exceed insurance limits.

        The Company's customers are worldwide with approximately 70% of sales in the United States. No individual customer accounted for more than 5% of the Company's revenue in 2001, 2002, 2003 or the first six months of 2004, or represented more than 10% of receivables at December 31, 2002, 2003 or June 30, 2004.

        Assets located outside North America were 12% of total assets at December 31, 2002 and 2003 and June 30, 2004. Revenue for the years ended December 31, 2001, 2002 and 2003 and the six months ended

June 30, 2004 from foreign customers was 21%, 19%, 24% and 27%, respectively, of total revenue. Revenue by geographical region is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
United States	$16,522	$21,940	$27,161	$12,852	$20,143
Europe	2,311	4,041	6,458	2,408	5,996
Asia Pacific	2,174	960	2,260	791	1,480

	$21,007	$26,941	$35,879	$16,051	$27,619

        The loss from operations outside the United States totaled $4.3 million, $2.8 million, $2.4 million and $1.1 million for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004, respectively.

(f)    Use of Estimates

        The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and intangibles, and the valuation allowances for receivables and deferred income tax assets. Actual results could differ from those estimates.

(g)    Cash Equivalents

        The Company considers all highly liquid investments including money market accounts and overnight repurchase agreements purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

(h)    Accounts Receivable and Term Receivables

        Accounts receivable represents amounts currently due (within 90 days) from customers for which revenue has been recognized and amounts currently due for which revenue is being recognized ratably in future periods. Term receivables include the remaining minimum committed amounts due from customers, for which no revenue has been recognized. The Company performs credit evaluations, but generally does not require collateral to extend credit.

        The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing receivables. The Company determines the allowance based on factors such as historical collection experience, customer's current creditworthiness, customer concentration, age of accounts receivable balance and general economic conditions that may affect a customer's ability to pay. Actual customer collections could differ from estimates. The Company reviews its allowance for doubtful accounts on a monthly basis. Account balances are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

        Provisions to the allowance for doubtful accounts are charged to expense for accounts receivable and against deferred revenue for term receivables. Following is a summary of the activity in the allowance for doubtful accounts (in thousands):

	Year Ended December 31,
	2001	2002	2003
Balance, beginning of year	$941	$728	$519
Provision charged to expense	3,431	259	477
Provision charged against deferred revenue	766	76	221
Write-downs charged against the allowance	(4,543)	(619)	(550)
Recoveries of amounts previously charged-off	133	75	235

Balance, end of year	$728	$519	$902

(i)    Property and Equipment

        Property and equipment, including software purchased for internal use, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Repairs and maintenance are expensed as incurred.

(j)    Intangible Assets

        Intangible assets, consisting of the Company's domain name and purchased technologies, are carried at cost less accumulated amortization. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives of three to five years.

(k)    Revenue Recognition

        Software, hosting and support revenue is comprised of fees from term and perpetual licenses of the Company's software, hosting and support. To date, the Company has not entered into an arrangement solely for the license of products and, therefore the Company has not demonstrated vendor specific objective evidence (VSOE) of fair value for the license element. The Company recognizes revenue for the fees associated with the term license and the related hosting and support ratably over the term of the arrangement, generally two years, but can range between six months and four years. The Company has established VSOE for the annual hosting and support sold with a perpetual license based on the price charged for the hosting and support when paid to renew. Accordingly, revenue is recognized for the fees associated with a perpetual license upon delivery if all other revenue recognition criteria are met using the residual method in accordance with Statement of Position (SOP) 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.

        Hosting and support agreements provide maintenance and management of our software at a third party facility, technical support for our software products, and unspecified product upgrades on a when and if available basis. Basic hosting and support is included with the term license package and the initial perpetual license support packages. Basic hosting and support services included in the initial perpetual license support package are recognized ratably over the term provided in the arrangement.

        Revenue is recognized when all of the following criteria at met: a) the Company has entered into a legally binding agreement with the customer; b) the software has been delivered or made available to the customer; c) the Company's fee for providing the software and services is determinable; and d) the Company estimates that collection of its fee is reasonably probable.

        If an arrangement includes a right of acceptance or a right to cancel, revenue is recognized when acceptance is received or the right to cancel has expired. If the fee for the license has any payment term that is due in excess of the Company's normal payment terms (over 90 days), the fee is considered to not be fixed or determinable. Accordingly, the amount of revenue recognized (a) for perpetual license arrangements is limited to the amount due from the customer, or (b) for term license arrangements is limited to the lesser of the amount due from the customer during each reporting period or a ratable portion of the total unallocated arrangement fee.

        License fee revenue from arrangements with resellers is recognized on a sell-through basis, that is when payment becomes due from the customer and delivery of the product has occurred, assuming no significant vendor obligations remain.

        Certain customers have license agreements that provide for usage above fixed minimums. Usage above fixed minimums requires payment of additional license fees if the Company's software is used by more than a specified number of users or for more than a specified number of interactions. Fixed minimums are recognized as revenue ratably over the term of the arrangement. Usage fees above fixed minimums are recognized as revenue when such amounts are reported to the Company and billed.

        Professional services revenue is primarily comprised of revenue from consulting services, education and development services. Consulting services include implementation, upgrade and best practices services consulting. Education services include both group and individual courses. Development services include building of non-complex customizations and integrations services for the customer's specific application. Professional services revenue is recognized upon delivery. The Company has determined that the service elements of its software arrangements are not essential to the functionality of the software. The Company has also determined that its professional services (a) are available from other vendors, (b) do not involve a significant degree of risk or unique acceptance criteria, and (c) qualify for separate accounting as the Company has sufficient experience in providing such services.

        VSOE of fair value of services in multiple element arrangements is based upon rates for consulting, education and development services, which the Company has charged in stand-alone contracts for services.

        The following table sets forth revenue by product or service as a percentage of total revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenue by type:
Recurring (term licenses, support and hosting)	75%	74%	67%	69%	61%
Perpetual licenses	15	13	15	13	20
Professional services	10	13	18	18	19

	100%	100%	100%	100%	100%

        Deferred revenue represents amounts received or due from customers for which the revenue recognition criteria have not been met. The majority of deferred revenue is due to the ratable revenue recognition of term licenses and support contracts. Deferred revenue is recognized into revenue when the Company provides its products and services, provided that all other revenue recognition criteria noted above are met. The Company does not provide refunds for customer cancellations.

(l)    Sales Commissions

        Sales commissions are expensed as incurred. Commission expense was $2.8 million, $2.9 million and $4.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

(m)    Research and Development

        Research and development expenditures are expensed as incurred. Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. To date, the period between achieving technological feasibility and general availability of such software has been short and software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs.

(n)    Income Taxes

        The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

(o)    Impairment of Long-Lived Assets

        Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(p)    Net Income (Loss) Per Share

        A reconciliation of the denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted average common shares outstanding for basic net income (loss) per share	14,006	14,284	14,560	14,396	15,012
Effect of dilutive securities:
Convertible preferred stock	—	—	—	—	7,265
Employee stock options	—	—	—	—	3,242
Warrants	—	—	—	—	63

Weighted average shares outstanding for dilutive net income (loss) per share	14,006	14,284	14,560	14,396	25,582

        The following common stock equivalents were excluded from the computation of diluted earnings (loss) per share because they had an anti-dilutive impact (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Convertible preferred stock	7,265	7,265	7,265	7,265	—
Employee stock options	5,719	4,806	5,357	4,769	212
Warrants	87	87	101	101	—

(q)    Stock-Based Compensation

        The Company accounts for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Under APB 25, when the exercise price of an employee stock option equals the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized.

        The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Pro forma information regarding net income (loss) required by SFAS Nos. 123 and 148, has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The per share weighted average value of the stock options granted in 2001, 2002, 2003 and the six month period ended June 30, 2004 was $0.44, $0.16, $0.14 and $3.93, respectively, at the date of grant using the appropriate option pricing model. Assumptions used to measure fair value of options granted to employees and directors using the Black-Scholes valuation model were:

	2001	2002	2003	Jan 1 - May 9, 2004	May 10 - June 30, 2004
Risk free rate	3.91%-4.89%	2.94%-4.74%	2.27%-3.37%	3.07%-3.85%	3.72%-3.85%
Expected term	5 yrs	5 yrs	5 yrs	5 yrs	5 yrs
Dividend yield	0%	0%	0%	0%	0%
Volatility	0%	0%	0%	0%	100%

        Had the Company recorded compensation expense in accordance with SFAS No. 123, net income (loss) would have been (in thousands except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net income (loss), as reported	$(15,342)	$(2,749)	$(4,120)	$(1,745)	$714
Less total stock-based compensation expense determined under minimum value based method	(824)	(506)	(369)	(177)	(419)

Pro forma net loss	$(16,166)	$(3,255)	$(4,489)	$(1,922)	$295

Net income (loss) per share
Basic:
As reported	$(1.10)	$(0.19)	$(0.28)	$(.12)	$.05
Pro forma	(1.15)	(0.23)	(0.31)	(.13)	.02
Diluted:
As reported	$(1.10)	$(0.19)	$(0.28)	$(.12)	$.03
Pro forma	(1.15)	(0.23)	(0.31)	(.13)	.01

        From time to time the Company grants options to purchase stock to certain of its consultants. The Company accounts for consultant stock options in accordance with SFAS 123 and Emerging Issues Task Force Consensus Issue No. 96-18 (EITF 96-18), Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling, Goods or Services. Compensation expense for the grant of stock options to consultants is determined based on the estimated fair value of the stock options at the measurement date as defined in EITF 96-18 and is recognized over the vesting period.

(r)    Foreign Currency Translation

        For non-U.S. operations, the functional currency is the local currency. Assets and liabilities of those operations are translated into U.S. dollars using year-end exchange rates; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive loss, a separate component of stockholders' deficit. Realized foreign currency transaction gains and losses are included in other income and expense.

(s)    Comprehensive Loss

        Comprehensive loss includes net loss, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive loss is attributable to foreign currency translation adjustments.

(t)    Advertising Costs

        The Company expenses advertising costs as incurred. Advertising costs were $1.8 million, $798,000 and $605,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

(2)    Property and Equipment, Net

        Property and equipment, net are as follows (in thousands):

	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
Equipment	$657	$726	$750
Computer equipment	4,065	5,237	6,498
Furniture and fixtures	736	700	746
Software purchased for internal use	1,512	1,844	2,130

Less accumulated depreciation	(3,652)	(5,565)	(6,571)

	$3,318	$2,942	$3,553

(3)    Intangible assets

        The following table sets forth information regarding intangible assets (in thousands):

	Domain Name	Purchased Technologies	Total
As of December 31, 2002:
Gross carrying value	$236	$839	$1,075
Accumulated amortization	(110)	(252)	(362)

Net carrying value	$126	$587	$713

As of December 31, 2003:
Gross carrying value	$236	$988	$1,224
Accumulated amortization	(157)	(444)	(601)

Net carrying value	$79	$544	$623

Weighted-average amortization period:
(in years)	5.0	4.5	4.6
Aggregate amortization expense:
2002	$47	$168	$215
2003	47	193	240
Estimated amortization expense:
2004	47	218	265
2005	32	218	250
2006	—	108	108

(4)    Long-Term Debt and Credit Facility

        Long-term debt consists of the following (in thousands):

	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
8.4% to 9.4% equipment loans, payable in aggregate monthly installments of $79, including interest, with final payments due between May and December 2004; secured by equipment	$1,284	$494	$110
Prime plus 1.5% equipment loans, payable in aggregate monthly installments of $76, plus interest, with final payments due between December 2004 and January 2006; secured by equipment	938	1,380	2,616

	2,222	1,874	2,726
Less current portion	1,282	1,390	1,349

Long-term debt, excluding current portion	$940	$484	$1,377

        In January 2003, the Company amended its loan agreement with a commercial bank to provide for up to $1.0 million of qualified equipment purchases at prime plus 1.5% (5.5% at December 31, 2003) through January 2004. The outstanding balance at January 2004 will be payable in monthly installments through January 2006. In addition, the amendment also provides for a revolving line of credit agreement through January 2004 limited to the lesser of $3.0 million or the borrowing base as defined. Advances bear interest, payable monthly, at prime plus 1% (5% at December 31, 2003). There was no amount outstanding under the line at December 31, 2003 or June 30, 2004. There was $2.0 million outstanding on the revolving line at December 31, 2002, which was repaid in January 2003.

        The revolving line of credit is secured by substantially all the assets of the Company, except those secured under its existing equipment loans and contains restrictions on, among other things, working capital, profitability, bank accounts, other liens and the acquisition or sale of assets.

        In January 2004, the Company signed a commitment letter with a commercial bank which outlines the terms for a $2.2 million equipment line to finance purchases of capital equipment and the renewal of the existing $3.0 million line of credit to support working capital requirements.

        Aggregate maturities of long-term debt outstanding are as follows (in thousands):

December 31, 2003
2004	$1,390
2005	447
2006	37

$1,874

(5)    Redeemable Convertible Preferred Stock

        In 1999, the Company sold 3,703,227 shares of Series A preferred stock resulting in net proceeds to the Company of $16.1 million. In 2000 and 2001, the Company sold 3,562,217 shares of Series B preferred stock resulting in net proceeds to the Company of $16.0 million.

        Under the provisions of the Company's certificate of incorporation and agreements related to the preferred stock purchases, the holders of the Company's Series A and Series B preferred stock are entitled to:

  •
  Liquidation preferences of $4.37 and $4.50 per share plus all declared but unpaid dividends on the Series A and Series B preferred stock, respectively. After payment of this preference amount, remaining assets of the Company legally available for distribution shall be distributed among the holders of the then outstanding common stock pro rata, in proportion to the full amount each such holder is otherwise entitled to receive.

  •
  Non-accruing, non-cumulative, right to dividends in an amount equal to $0.39 and $0.405 per share per annum, respectively, for each share of Series A and Series B preferred stock, when and if declared by the Board of Directors.

  •
  Voting rights equal to common stockholders.

  •
  In certain circumstances, the holders of Series A and Series B preferred stock have contractual registration rights.

  •
  Certain rights of first refusal with respect to the majority stockholder's common stock.

  •
  The holders of Series A and Series B preferred stock are each entitled to designate one member of the Company's Board of Directors.

  •
  In certain circumstances, the holders of Series A and Series B preferred stock have preemptive rights to purchase shares of capital stock to be issued by the Company.

        Each holder of Series A and Series B preferred stock may, at any time, convert any or all of their shares of Series A and Series B preferred stock into fully-paid and nonassessable shares of common stock at the applicable conversion price, as defined in the Company's certificate of incorporation. Each share of Series A preferred stock shall be convertible into the number of shares of common stock that results from dividing $4.37 by the conversion price in effect at the time of conversion. Each share of Series B preferred stock shall be convertible into the number of shares of common stock that results from dividing $4.50 by the conversion price in effect at the time of conversion. The per share conversion rate of the Series A and Series B preferred stock will be adjusted if the Company sells common stock or securities convertible or exercisable into common stock (except for certain excluded issuances) at less than $4.37 and $4.50, in the case of the Series A and Series B preferred stock, respectively. The original and current conversion prices for the Series A and Series B preferred stock are $4.37 and $4.50, respectively, which results in a one-for-one conversion rate.

        In addition, each share of Series A and Series B preferred stock shall automatically be converted into common stock at the then effective conversion price in the event that holders of a majority of each class of Series A and Series B preferred stock consent to such conversion, or upon the closing of an underwritten public offering at a per share public offering price of not less than $13.50 and aggregate offering proceeds of at least $10 million (see note 10).

        If the shares of Series A and Series B preferred stock have not previously been redeemed or converted, upon written notice by holders of at least two-thirds of the Series A preferred stock and holders of at least 50% of the Series B preferred stock, the Company shall redeem one-third of the outstanding shares of Series A and Series B preferred stock on the fifth, sixth and seventh anniversaries of the share's original issuance date. The redemption price for each share of Series A preferred stock is $4.37 plus all declared but unpaid dividends. The redemption price for each share of Series B preferred stock is $4.50 plus all declared but unpaid dividends.

        The initial carrying value of each preferred stock issuance was the net cash received for the issuance (issue price of the preferred stock less issuance costs). As the initial carrying values are less than the redemption values, periodic accretions, using the straight-line method, which is not significantly different from the effective interest method, are being made to increase the carrying values to their redemption values by the redemption dates. The accretion, due to the absence of retained earnings, is charged against additional paid-in capital.

        No dividends have been declared or paid on the Company's preferred stock.

(6)    Stock Options and Warrants

        The Company's 1998 Long-Term Incentive and Stock Option Plan, as amended, (the Plan) provides for stock options to be granted to employees, consultants, independent contractors, officers and directors. The Board of Directors determined the fair value of the common stock underlying the options by assessing the business progress of the Company as well as the market conditions for software companies and other external factors. All options are granted at the discretion of the Company's Board of Directors, with the term determined by the Board of Directors. Options have a term not greater than ten years from the date of grant. Options generally vest over a period of four years in increments of 12.5% every six months, and are exercisable upon vesting. Options are generally granted to full-time employees at the time of hire. Changes in the shares granted for stock options for the years ended December 31, 2001, 2002 and 2003, and for the period from December 31, 2003 to June 30, 2004 are summarized as follows:

	Shares available for grant	Outstanding options	Weighted average exercise price per share
Balance at December 31, 2000	2,666,784	4,897,993	$3.22
Granted	(1,559,198)	1,559,198	2.26
Exercised	—	(64,575)	0.71
Forfeited, expired, exchanged or canceled	673,157	(673,157)	5.76

Balance at December 31, 2001	1,780,743	5,719,459	2.69
Granted	(927,782)	927,782	1.50
Exercised	—	(346,951)	0.26
Forfeited, expired, exchanged or canceled	1,494,585	(1,494,585)	6.26

Balance at December 31, 2002	2,347,546	4,805,705	1.52
Granted	(1,270,933)	1,270,933	1.50
Exercised	—	(332,893)	0.26
Forfeited, expired, exchanged or canceled	386,819	(386,819)	1.49

Balance at December 31, 2003	1,463,432	5,356,926	1.60
Granted (unaudited)	(490,963)	490,963	6.35
Exercised (unaudited)	—	(497,351)	0.40
Forfeited, expired, exchanged or canceled (unaudited)	49,653	(49,653)	2.19

Balance at June 30, 2004 (unaudited)	1,022,122	5,300,885	$2.15

        The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Exercise price range	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number currently exercisable	Weighted average exercise price
$0.08	394,667	$0.08	4.7	394,667	$0.08
$.15-$.23	1,196,054	$0.20	5.5	1,196,054	$0.20
$.45-$.90	246,332	$0.48	5.8	246,332	$0.48
$1.80-$4.37	68,826	$3.30	5.9	68,826	$3.30
$4.50-$6.38	228,135	$4.89	6.7	176,893	$4.94
$9.00-$10.50	224,865	$10.41	6.5	186,983	$10.41

	5,356,926	$1.60	7.2	3,314,042	$1.51

        In 2003, the Company issued an option to purchase 1,333 shares of common stock with an exercise price of $1.50 per share in lieu of paying for services. The option grant was deemed to have a fair value, determined using the Black-Scholes valuation model, of $1,255, which was expensed in 2003.

        In 2002, the Company issued an option to purchase 666 shares of common stock with an exercise price of $1.50 per share in consideration for services rendered to the Company. The option grant was deemed to have a fair value, determined using the Black-Scholes valuation model, of $634, which was expensed in 2002.

        In 2002, the Company offered a stock option exchange program to five employees, under which a total of 752,561 options were cancelled and exchanged for 423,331 new options. The original options were granted at fair market value of the Company's common stock on the date of grant, with exercise prices ranging from $1.50 to $10.50 per share. The options subject to the exchange were granted at the fair market value of the Company's common stock ($1.50 per share) on the replacement grant date, which was six months and one day after the original agreements were cancelled. None of the program participants: (a) had options granted to them during the six months prior to, or during the six month and one day period after, the cancellation of their original agreements; (b) had any agreement to provide them compensation for any increase in fair market value of the common stock during the period after the original grants were cancelled; or (c) had any other agreement related to their other existing option grants. Accordingly, the Company treated the stock option exchange program as a fixed plan and no compensation expense was recorded.

        In 2001, the Company issued an option to purchase 10,000 shares of common stock with an exercise price of $1.50 to a consultant in lieu of paying for the consulting services. The option grant was deemed to have a fair value, determined using the Black-Scholes valuation model, of $12,552, which was expensed during 2001.

        Assumptions used to measure fair value of options granted to nonemployees using the Black-Scholes valuation model were:

	2001	2002	2003
Risk free rate	6.0%	3.49%	2.44%
Expected term	3 yrs	3 yrs	3 yrs
Dividend yield	0%	0%	0%
Volatility	100%	100%	100%

        In January 2003 and February 2004, in connection with amendments to their equipment and commercial bank loans (see note 4), the Company issued warrants to purchase 13,333 shares and 14,666 shares, respectively, of Series B preferred stock at an exercise price of $4.50 per share. The warrants are exercisable through the later of five years from the date of grant or three years after closing of an initial public offering by the Company. The January 2003 and February 2004 warrants were recorded at their fair values of $12,000 and $40,000, respectively, using the following assumptions: risk-free rate 3.9%-4.9%; value of underlying stock $3.00-$4.50; term of 10 years; and volatility of 100%.

        Additionally, the Company issued warrants to purchase 87,222 shares of Series B preferred stock at an exercise price of $4.50 per share in May and December 2001. The warrants were (a) issued as partial consideration for equipment financing arrangements with third party lenders; (b) recorded as deferred financing costs; and (c) are being amortized to interest expense over the commitment period of three years. 73,889 of the warrants are exercisable through the later of ten years from the date of grant or five years after closing of an initial public offering by the Company. 13,333 of the warrants are exercisable through the later of five years from the date of grant or three years after an initial public offering by the Company. The warrants were recorded at their fair value of $239,000.

(7)    Commitments and Contingencies

(a)    Operating Leases

        The Company leases its office facilities and certain office equipment under various non-cancelable operating lease agreements with various expiration dates through March 31, 2011. Future minimum payments for the next five years and thereafter as of December 31, 2003, under these leases, are as follows:

2004	$973,000
2005	647,000
2006	598,000
2007	463,000
2008	418,000
Thereafter	940,000

        Rent expense was $1.0 million, $1.0 million, $1.2 million and $612,000 in 2001, 2002 and 2003 and the six months ended June 30, 2004, respectively.

        The Company leases a portion of its office facilities from a development group, of which the Company's chief executive officer is a 50% member and the Company's Vice President of Customer Care is a 25% member. During 2001, 2002 and 2003 and the six months ended June 30, 2004, the Company paid $504,000, $563,000, $562,000 and $301,000, respectively, to the development group under these leases.

(b)    Hosting Services

        The Company has agreements with third parties to provide co-location services for hosting operations. The agreements require payment of a minimum amount per month for a fixed period of time in return for which the hosting service provider provides certain guarantees of network availability.

        Future minimum payments as of December 31, 2003 under these arrangements consist of $447,000 for 2004.

(c)    Stock Restriction

        Except for the common shares owned by the majority stockholder, the Company has a first right of refusal with respect to its common shares offered for sale by a stockholder. For those common shares owned by the majority stockholder, the Company's rights are subject to the rights of the Preferred stockholders (see note 5). Additionally, upon termination of employment for any reason except as a result of a merger, the Company has the option to purchase, at not less than fair value, the terminated employee's common stock.

(d)    Stock Purchase Right

        The Company has granted a right to one of its lenders to purchase $250,000 of the Company's equity securities in the Company's next private equity transaction on the same terms and conditions as the lead investor in such transaction.

(e)    Warranties and Indemnification

        The Company's on-demand application service is typically warranted to perform in accordance with its user documentation.

        The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if it's products or services infringe a third-party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

        The Company has entered into service level agreements with a small number of its customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. To date, the Company has not provided credits, or cancelled any agreements related to these service level agreements.

        The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as the Company's director of officer or that person's services provided to any other company or enterprise at the Company's request.

(f)    Litigation

        From time to time, the Company is involved in legal proceedings arising in the normal course of business. For those pending and threatened matters in which the Company is the defendant, it is the opinion of management, after consultation with legal counsel, that the disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

(8)    Income Taxes

        The domestic and foreign components of income (loss) before provision for income taxes consists of the following (in thousands):

	December 31,
	2001	2002	2003
United States	$(11,009)	$10	$(1,213)
Foreign	(4,333)	(2,759)	(2,368)

	$(15,342)	$(2,749)	$(3,581)

        The components of the income tax provision for the year ended December 31, 2003 are as follows (in thousands):

Current:
Federal	$—
Foreign	—
State	233

233

Deferred:
Federal	306
Foreign	—
State	—

$539

        The provision for income taxes recorded for the year ending December 31, 2003 was primarily attributable to California income taxes due to the suspension of the use of loss carryforwards and other state minimum taxes. Also included in the provision is the recording of the valuation allowance against the foreign tax credits not previously reserved. There was no income tax expense or benefit for the years ended December 31, 2001 or 2002.

        The reconciliation of income tax attributable to operations computed at the U.S. Federal statutory income tax rate of 34% to income tax expense is as follows:

	Year Ended December 31,
	2001	2002	2003
Statutory Federal tax rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(2.6)	(2.6)	(2.6)
Net operating losses and temporary differences, no tax benefit recognized	33.1	31.0	47.5
Foreign tax rate differential	3.2	4.3	2.6
Other	0.3	1.3	1.6

	0.0%	0.0%	15.1%

        The components of the deferred tax assets are as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Accruals and reserves	$—	$303
Net operating loss carryforwards	5,934	5,899
Deferred revenue	8,699	10,686
Tax credits	—	734
Other	455	250

Total deferred tax assets	15,088	17,872
Valuation allowance	(14,824)	(17,440)

Net deferred tax assets	264	432
Deferred tax liabilities:
Fixed assets and intangibles	—	(151)
Other	(153)	(281)

Total deferred tax liabilities	(153)	(432)

Net deferred tax assets	$111	$—

        The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods when those temporary differences and net operating loss carryforwards are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of historical earnings on which to recover these deferred tax assets. The increase in the valuation allowance was $1.8 million and $2.5 million during 2002 and 2003, respectively.

        The Company will provide United States income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered to be permanently invested outside the United States. To the extent that the foreign earnings previously treated as permanently reinvested are repatriated, the related United States tax liability may be reduced by any foreign income taxes paid on those earnings. At December 31, 2002 and 2003, there were no accumulated earnings in any foreign subsidiaries.

        At December 31, 2003, the Company had domestic (Federal and state) net operating loss carryforwards of $5.5 million, which expire at various dates through 2021. In addition, the Company has federal research and development credits and foreign tax credits available to reduce future domestic income taxes. The research and development credits will expire at various dates through 2022. The foreign tax credits will expire at various dates through 2008. Under the Tax Reform Act of 1986, as amended, the amounts of and benefits from net operating loss carryforwards and research and development credits may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The Company has had no such ownership change. The Company also has approximately $13 million of foreign net operating loss carryforwards. The foreign operating loss carryforwards do not have expiration dates.

        The accumulated benefits associated with the exercise of stock options has provided a deferred benefit of approximately $706,000, which has been fully offset by a valuation allowance. The deferred tax benefit associated with the employee stock options will be credited to additional paid-in capital when realized.

(9)    Employee Benefit Plans

        The Company has a voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code of 1986. The plan covers substantially all full-time employees. Under the terms of the plan, participants may contribute up to the lower of 12% of their salary or the statutorily prescribed limit to the plan. Employees are eligible after 90 days of service. At its discretion, the Company may make matching contributions. The Company made matching contributions during 2001, 2002 and 2003 of $307,000, $298,000 and $327,000, respectively. The Company also has retirement benefit plans related to its foreign subsidiaries. Amounts expensed under these plans were $39,000, $59,000 and $97,000 during 2001, 2002 and 2003, respectively.

        The Company has a medical, dental and vision benefit plan and a short-term disability program covering full-time employees of the Company and their dependents. The plan is a partially self-funded plan under which participant claims are obligations of the plan. The plan is funded through employer and employee contributions at a level sufficient to pay for the benefits provided by the plan. The Company contributions to the plan were $740,000, $834,000 and $964,000 during 2001, 2002 and 2003, respectively. The plan maintains individual and aggregate stop loss insurance policies on the medical portion of the plan of $90,000 and $2.0 million (based on actual plan participants, adjusted monthly), respectively, to mitigate losses.

(10)    Subsequent Events

        In May 2004, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock. In connection with the authorization, the Board of Directors:

  •
  Approved the 2004 Equity Incentive Plan (2004 Incentive Plan) which was approved by stockholders in June 2004 and will be effective upon the effectiveness of the registration statement. 3,500,000 shares have initially been reserved for issuance under the 2004 Incentive Plan and the Plan contains a provision for annual automatic increases to the shares reserved for issuance based on the total number of shares outstanding at each year end. No additional options will be granted under the 1998 Long-Term Incentive and Stock Option Plan.

  •
  Approved the 2004 Employee Stock Purchase Plan (2004 Purchase Plan). The 2004 Purchase Plan, which was approved by stockholders in July 2004 and will be effective upon the effectiveness of the registration statement, is available to all eligible employees who will be able to individually purchase up to $25,000 of common stock annually at a price not less than 85% of the lesser of the fair market value of the common stock on the first and last business day of the purchase period. Each purchase period is 6 months long. 750,000 shares have initially been reserved for purchase under the 2004 Purchase Plan and the Plan contains a provision for annual automatic increases to the shares reserved for issuance based on the total number of shares outstanding at each year end.

  •
  Approved a two-for-three reverse stock split which was approved by stockholders in June 2004 and was effected on July 14, 2004. Accordingly all share, per share and weighted average share information has been restated to reflect this split.

(11)    Restructuring

        The Company implemented across-the-board work force reductions in 2001, recording a restructuring charge of $710,000 which is included in general and administrative expense for that year. The restructuring charge consisted of $612,000 for severance related costs and $98,000 for an operating lease commitment for the closure of an overseas office. Cash payments in 2001 were $559,000 for severance and were $56,000 for the lease commitment. The remaining restructuring liability of $95,000 at the end of 2001 was paid in cash in the following year.

The RightNow Promise
To Our Clients

–We will prove the value of our solution.

–We will fairly and accurately represent the capabilities of our software.

–We will continually invest in your success.

Growing Customer Relationships

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale, issuance and distribution of the securities being registered, including the shares offered for sale by the selling stockholder. All amounts are estimated except the Securities and Exchange Commission registration, NASD filing and Nasdaq listing fees.

Item
SEC registration fee	$10,579
NASD filing fee	8,849
Nasdaq National Market listing fee	105,000
Blue Sky fees and expenses	*
Printing and engraving expenses	250,000
Legal fees and expenses	600,000
Accounting fees and expenses	300,000
Transfer Agent and Registrar fees	10,000
Miscellaneous	65,572

Total	$1,350,000

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify directors, officers and corporate agents under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Section 3.14 of our bylaws provides for mandatory indemnification of our directors and executive officers and permissible indemnification of employees and other agents to the maximum extent and under the circumstances permitted by the Delaware General Corporation Law. Article IX of our certificate of incorporation provides that, subject to Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duties as directors. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duties, and in appropriate circumstances equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        In addition to these provisions in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our executive officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to this registration statement. The indemnification agreements provide our directors and executive officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. We also maintain directors' and officers' liability insurance covering our directors and executive officers.

        The Underwriting Agreement contained in Exhibit 1.1 to this registration statement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors and officers and the selling stockholder against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In addition, Section 2.7 of the Investors' Rights Agreement contained in Exhibits 4.2 and 4.5 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in the Investors' Rights Agreement.

Item 15. Recent Sales of Unregistered Securities.

        Since June 30, 2001 (or for such longer period as indicated below), we have issued and sold the following securities that were not registered under the Securities Act of 1933, as amended:

          1.     In October 2001, we issued and sold a total of 228,889 shares of Series B preferred stock to one corporate investor and one individual investor for a total purchase price of $1,025,772, all of which was paid in cash.

          2.     In May and December 2001, in connection with our equipment and commercial bank financing arrangements, we issued warrants to our lenders to purchase a total of 87,222 shares of Series B preferred stock at an exercise price of $4.50 per share. If not earlier exercised, the warrants to purchase 73,889 shares will remain outstanding for the later of five years after the completion of this offering or ten years from the date of issuance. If not earlier exercised, the warrant to purchase 13,333 shares will remain outstanding for the later of three years after the completion of this offering or five years from the date of issuance.

          3.     In January 2003 and February 2004, in connection with our equipment and commercial bank financing arrangements, we issued warrants to our lenders to purchase a total of 27,999 shares of Series B preferred stock at an exercise price of $4.50 per share. If not earlier exercised, these warrants will remain outstanding for the later of three years after the completion of this offering or five years from the date of issuance.

          4.     From June 30, 2001 to June 30, 2004, we had issued 1,213,778 shares of common stock to our employees, directors, consultants and other service providers upon exercise of options under our 1998 long-term incentive and stock option plan, with exercise prices ranging from $.08 to $6.38 per share, for an aggregate cash consideration of $388,000.

          5.     From June 30, 2001 through June 30, 2004, we granted stock options to our employees, directors, consultants and other service providers under our 1998 long-term incentive and stock option plan pursuant to which the optionees may purchase up to an aggregate of 3,853,247 shares of our common stock at exercise prices ranging from $1.50 to $7.43 per share. Of the options we granted during this period, options to purchase a total of 2,348,945 shares of our common stock have been canceled.

        The sale and issuance of these securities were determined to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, where the purchasers were either accredited or sophisticated and represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and where the purchasers received or had access to adequate information about us; or in reliance on Regulation S promulgated thereunder, as transactions that occurred outside the United States; or in reliance on Rule 701 promulgated thereunder in that the securities were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

Item 16. Exhibits and Financial Statement Schedules.

        The following Exhibits are attached hereto and incorporated herein by reference.

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of the Registrant.
3.2	**	Amended and Restated Bylaws of the Registrant.
3.3	*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed upon the closing of the offering to which this registration statement relates.
4.1	*	Specimen of Common Stock Certificate.
4.2	**	Amended and Restated Investors' Rights Agreement dated December 14, 2000, among the Registrant, certain stockholders and the investors listed on Exhibit A thereto.
4.3	*	Form of Warrant to Purchase shares of Series B Preferred Stock issued to Priority Capital and GATX Ventures, Inc.
4.4	*	Form of Warrant to Purchase shares of Series B Preferred Stock issued to Comerica Bank.
4.5	**	Amendment to Amended and Restated Investors' Rights Agreement dated October 19, 2001, among the Registrant, certain stockholders and investors listed on the signature pages thereto.
5.1	*	Opinion of Dorsey & Whitney LLP.
10.1	**	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2	**	Amended and Restated 1998 Long-Term Incentive and Stock Option Plan.
10.3	*	2004 Equity Incentive Plan.
10.4	*	2004 Employee Stock Purchase Plan.
10.5	**	Lease Agreement dated July 10, 2000, between Genesis Partners, LLC and the Registrant (relating to property at 40 Enterprise Boulevard, Bozeman, Montana).
10.6	**	Lease Agreement dated April 4, 2000, between Genesis Partners, LLC and the Registrant (relating to property at 77 Discovery Drive, Bozeman, Montana).
10.7	**	Lease Agreement Modification dated June 1, 2002, between Genesis Partners, LLC and the Registrant (relating to property at 45 Discovery Drive, Bozeman, Montana).
10.8	**	Severance Policy for Executive Officers.
10.9	*	Form of Executive Officer Offer Letter.
10.10	*	Form of Executive Officer Stock Option Agreement.
21.1	**	Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1).
24.1	**	Power of Attorney.
99.1	**	Consents of IDC.

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules

        The Schedules have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bozeman, State of Montana, on the 16th day of July, 2004.

RIGHTNOW TECHNOLOGIES, INC.
By:	/s/ GREG R. GIANFORTE Greg R. Gianforte, Chairman, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GREG R. GIANFORTE Greg R. Gianforte	Chairman, Chief Executive Officer and President (principal executive officer)	July 16, 2004
/s/ SUSAN J. CARSTENSEN Susan J. Carstensen	Chief Financial Officer, Vice President, Treasurer and Assistant Secretary (principal financial and accounting officer)	July 16, 2004
* Richard E. Allen	Director	July 16, 2004
* Gregory M. Avis	Director	July 16, 2004
* Roger L. Evans	Director	July 16, 2004
* William J. Lansing	Director	July 16, 2004
* Margaret L. Taylor	Director	July 16, 2004
*By:	/s/ SUSAN J. CARSTENSEN Susan J. Carstensen Attorney-in-Fact	July 16, 2004

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation of the Registrant.
3.2	**	Amended and Restated Bylaws of the Registrant.
3.3	*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed upon the closing of the offering to which this registration statement relates.
4.1	*	Specimen of Common Stock Certificate.
4.2	**	Amended and Restated Investors' Rights Agreement dated December 14, 2000, among the Registrant, certain stockholders and the investors listed on Exhibit A thereto.
4.3	*	Form of Warrant to Purchase shares of Series B Preferred Stock issued to Priority Capital and GATX Ventures, Inc.
4.4	*	Form of Warrant to Purchase shares of Series B Preferred Stock issued to Comerica Bank.
4.5	**	Amendment to Amended and Restated Investors' Rights Agreement dated October 19, 2001, among the Registrant, certain stockholders and investors listed on the signature pages thereto.
5.1	*	Opinion of Dorsey & Whitney LLP.
10.1	**	Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2	**	Amended and Restated 1998 Long-Term Incentive and Stock Option Plan.
10.3	*	2004 Equity Incentive Plan.
10.4	*	2004 Employee Stock Purchase Plan.
10.5	**	Lease Agreement dated July 10, 2000, between Genesis Partners, LLC and the Registrant (relating to property at 40 Enterprise Boulevard, Bozeman, Montana).
10.6	**	Lease Agreement dated April 4, 2000, between Genesis Partners, LLC and the Registrant (relating to property at 77 Discovery Drive, Bozeman, Montana).
10.7	**	Lease Agreement Modification dated June 1, 2002, between Genesis Partners, LLC and the Registrant (relating to property at 45 Discovery Drive, Bozeman, Montana).
10.8	**	Severance Policy for Executive Officers.
10.9	*	Form of Executive Officer Offer Letter.
10.10	*	Form of Executive Officer Stock Option Agreement.
21.1	**	Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Dorsey & Whitney LLP (contained in Exhibit 5.1).
24.1	**	Power of Attorney.
99.1	**	Consents of IDC.

*
To be filed by amendment.

**
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RIGHTNOW TECHNOLOGIES, INC.
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in 2003
Aggregated Option Exercises in 2003 and 2003 Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
RIGHTNOW TECHNOLOGIES, INC. Consolidated Balance Sheets
RIGHTNOW TECHNOLOGIES, INC. Consolidated Statements of Operations
RIGHTNOW TECHNOLOGIES, INC. Consolidated Statements of Stockholders' Deficit and Comprehensive Loss
RIGHTNOW TECHNOLOGIES, INC. Consolidated Statements of Cash Flows
RIGHTNOW TECHNOLOGIES, INC. Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX